Form 10-K, Exhibit 13
period 1996-09-30
GARTNER GROUP INC
filed 1996-12-17
CIK 749251

                                                                   Exhibit 13

Gartner Group, Inc.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         Continued year-to-year revenue growth highlighted a year of record achievements in fiscal 1996. The Company posted record revenues for fiscal 1996 of $394.7 million, up 34% from $295.1 million a year ago. This growth consisted of a 30% increase in revenues from continuous services and a 49% increase in other revenues, principally from conferences, consulting services and technology-based training products. Continuous services are annually renewable subscription services which, on an ongoing basis, highlight industry developments, review new products and technologies and analyze industry trends within a particular technology or market sector. Revenues from continuous services contracts are recognized ratably over the contract period, generally twelve months.

         In fiscal 1996, the Company made two significant acquisitions. The first was Dataquest, Inc. ("Dataquest"), a wholly-owned subsidiary of the Dun & Bradstreet Corporation ("D&B"), which was acquired in December 1995 in exchange for $15.0 million in cash and 3,000,000 shares of Class A Common Stock which had an approximate fair market value of $60.0 million. In addition, the Company issued D&B a five year warrant to purchase 600,000 shares of Class A Common Stock at $16.42 per share. D&B (now Cognizant Corporation pursuant to a spin-off of D&B as of November 1, 1996) is also the majority shareholder of the Company. The acquisition was accounted for in a manner similar to a pooling of interests. Dataquest is a provider of information technology ("IT") market research and consulting for the IT vendor manufacturer and financial communities which complements the Company's end user focus. The second such significant acquisition was J3 Learning, Inc. ("J3") in July 1996 for approximately $8.0 million in cash, 1,065,290 shares of Class A Common Stock which had an approximate fair market value of $35.4 million and options to purchase Class A Common Stock which had a value of $1.3 million. J3 publishes, markets and distributes software educational materials for corporate and individual users. J3 complements the Company's training business which has been named Gartner Group Learning. In connection with this acquisition, the Company recorded a $33.2 million charge in the fourth quarter of fiscal 1996, primarily for purchased in-process research and development costs.

         Contract value increased 29% to approximately $390.0 million at September 30, 1996 versus the same date last year. The Company believes that contract value is a significant measure of the Company's volume of business. The Company calculates contract value as the annualized subscription fees under all continuous service contracts in effect at a given point in time, without regard to the duration of the contracts outstanding at such time. Historically, the Company has experienced that a substantial portion of client companies have renewed subscriptions for an equal or higher level of total subscription payments each year, and annual continuous services revenues in any fiscal year have closely correlated to contract value at the beginning of the fiscal year. As of September 30, 1996, approximately 85% of the Company's clients have renewed one or more subscriptions in the last twelve months. However, this renewal rate is not necessarily indicative of the rate of retention of the Company's revenue base, and contract value at any time may not be indicative of future continuous services revenues or cash flows if the rate of renewal of continuous services contracts or the timing of new business were to significantly change during the following twelve months compared to historic patterns. Deferred revenues of $201.4 million and $164.4 million as of September 30, 1996 and 1995, respectively, as presented in the Company's balance sheets, represent unamortized revenues from continuous services contracts at the balance sheet date plus unamortized revenues of certain other products and non-continuous services. Therefore, deferred revenues do not directly correlate to contract value as of the same date because the annualized calculation of contract value is made without regard to the duration of the contracts outstanding at such time and is limited to continuous service contracts. Backlog at September 30, 1996 was approximately $50.1 million and represents future revenues that will be recognized on multi-year and early renewed continuous service contracts, in-process consulting engagements and technology-based training products. Such revenues will be recognized when services and products are delivered. Backlog is not included in deferred revenues or contract value.


         Historically, the Company has realized significant growth in contract value at the end of quarters, particularly the fourth quarter of the fiscal year. Consequently, fees receivable, deferred revenues, deferred commissions and commissions payable reflect this activity and typically show substantial increases quarter to quarter, particularly at year end. All contracts are billable upon signing, absent special terms granted on a limited basis from time to time. All contracts are non-cancellable and non-refundable, except for government contracts which have a 30-day cancellation clause, but which have not produced material cancellations to date. The Company's policy is to record at the time of signing of a continuous service contract the entire amount of the contract as deferred revenue and fees receivable. The Company also records the related commission obligation upon the signing of the contract and amortizes the corresponding deferred commission expense over the contract period in which the related continuous services revenues are earned and amortized to income.

         Operating income in fiscal 1996 was $49.4 million, net of $34.9 million in acquisition-related charges. Excluding acquisition-related and non-recurring charges and credits, operating income would have risen over the past three years from $29.3 million in fiscal 1994 to $84.3 million in fiscal 1996. Income before income taxes was $53.1 million for fiscal 1996, up from $46.1 million in the prior fiscal year ($88.0 and $54.9 million for fiscal 1996 and 1995, respectively, excluding acquisition-related and non-recurring charges and credits). Income per share was $0.17 per common share in fiscal 1996 as compared to last fiscal year's $0.27 per common share ($0.51 and $0.32 per common share for fiscal 1996 and 1995, respectively, excluding acquisition-related and non-recurring charges and credits).

         The Company's strong cash generation continued in fiscal 1996. The Company had $129.9 million in cash, cash equivalents and marketable securities at September 30, 1996, up $34.5 million from $95.4 million at September 30, 1995.

ANALYSIS OF OPERATIONS

The following table sets forth certain results of operations as a percentage of revenues:

--------------------------------------------------------------------------------
Fiscal Year Ended September 30,                        1996      1995      1994
--------------------------------------------------------------------------------
Percent of revenues:
Revenues:
     Continuous services                                78%       80%       79%
     Other                                              22        20        21
--------------------------------------------------------------------------------
          Total revenues                               100       100       100

Costs and expenses:
     Cost of services and product
          development                                   39        38        38
     Selling, general and administrative                37        41        45
     Acquisition-related charges                         9        --        --
     Depreciation                                        2         2         2
     Amortization of intangibles                         1         1         2
     Non-recurring charges and credits, net             --         3        (7)
--------------------------------------------------------------------------------
          Total costs and expenses                      88        85        80
--------------------------------------------------------------------------------
Operating income                                        12        15        20
Interest income, net                                     1         1         0
Preferred Stock Dividends                               --        --         0
--------------------------------------------------------------------------------
Income before minority interest and income taxes        13        16        20
Minority interest                                       --        --        --
--------------------------------------------------------------------------------
Income before income taxes                              13        16        20
Provision for income taxes                               9         7         9
--------------------------------------------------------------------------------
Net income                                               4%        9%       11%
--------------------------------------------------------------------------------

FISCAL YEAR ENDED SEPTEMBER 30, 1996
VERSUS FISCAL YEAR ENDED SEPTEMBER 30, 1995
Total revenues increased 34% to $394.7 million in fiscal 1996 as compared to $295.1 million in fiscal 1995.

         Continuous services revenues increased 30% in fiscal 1996 to $306.5 million compared to $235.9 million in fiscal 1995 and comprised approximately 78% of total revenues versus 80% in fiscal 1995. The increase in revenues from continuous services reflects primarily strong market acceptance of new services introduced in 1996, volume increases as a result of increased geographic and client penetration, and a volume pricing strategy that provides more value for the same dollars each year through the expansion of electronic distribution within client companies. In addition, the Company launched a number of Internet-based products during fiscal 1996 that are designed to expand the distribution channels for the Company's products in future fiscal years.

         The rate of growth in continuous services revenues has continued strong in the three defined geographic market areas of the Company: the United States, Europe and Other International. Revenues from sales to United States clients increased 37% to $253.5 million in fiscal 1996 from $184.6 million in fiscal 1995. Revenues from sales to European clients increased 37% to $98.8 million in fiscal 1996 from $71.9 million in fiscal 1995, and revenues from sales to Other International clients increased 10% to $42.4 million in fiscal 1996 from $38.6 million in fiscal 1995. These increases reflect primarily the continued results of the Company's sales strategy to extend the Company's sales channels to clients with revenues ranging from $500 million to $2 billion, in addition to the Company's historic focus on larger customers. In Europe and Other International markets, additional investment in direct sales personnel and distributor relationships has also contributed to revenue growth. The Company intends to continue its expansion of operations outside of the United States and is considering entering additional international markets.

         The Company's operating results are subject to the risks inherent in international sales, including changes in market demand as a result of exchange rate fluctuations, tariffs and other barriers, challenges in staffing and managing foreign sales operations, and higher levels of taxation on foreign income than domestic income. Further expansion would also require additional management attention and financial resources.

         Other revenues, consisting principally of revenues from conferences, consulting engagements, non-continuous services, technology-based training products and publications, increased 49% to $88.1 million in fiscal 1996 as compared to $59.3 million in the prior year. The increase was primarily attributable to additional conferences held in fiscal 1996 and increased sales of technology-based training products as a result of the acquisition of J3.

Operating income was $49.4 million in fiscal 1996, compared to $43.7 million in fiscal 1995. Excluding $34.9 million in acquisition-related charges (consisting primarily of a $32.2 million write-off of purchased in-process research and development costs in connection with the acquisition of J3) and $8.8 million of non-recurring charges in fiscal 1995, operating income in fiscal 1996 increased 61% to $84.3 million compared to $52.5 million in fiscal 1995. Excluding the above mentioned charges, all three geographic areas experienced growth in operating income in fiscal 1996, with a 47%, 200% and 31% increase in the United States, Europe and Other International geographic areas, respectively. Operating income, as a percentage of total revenues, after excluding the above mentioned charges, for fiscal 1996 increased to 21% of revenues versus 18% for fiscal 1995. As revenues have grown, the Company has been able to take advantage of economies of scale and has leveraged its resources (additional revenues have been generated using essentially the same resources), thereby improving margins. The Company's continued focus on margin improvement continues to favorably impact operating results. These measures include electronic distribution, improved productivity of the sales force resulting from a significant investment in new technologies, and the utilization of new sales channels to reach more organizations. These measures have had a greater incremental impact on Europe's operating income relative to the other geographic areas mainly due to the prior year distribution improvements being in place for all of fiscal 1996, combined with significant revenue growth.

         The total dollar amount of costs and expenses excluding acquisition-related and non-recurring charges increased $67.7 million to $310.3 million. The dollar increase in cost growth reflected primarily the need to provide additional support to the growing client base including investment in strategic areas such as electronic and Internet distribution and information systems infrastructure. Additionally, cost of services and product development, as a percentage of total revenues, increased reflecting a shift in the Company's total revenues as higher direct cost businesses such as consulting and conference contribute a greater portion of the total revenues in fiscal 1996. In fiscal 1996, these factors resulted in a $40.3 million increase in cost of services and product development and a $24.8 million increase in selling, general and administrative expenses compared to the prior fiscal year. However, expressed as a percentage of revenues, costs of services and product development increased only 1% from 38% to 39% and selling, general and administrative decreased from 41% to 37% of total revenues in comparing fiscal 1996 to fiscal 1995. Interest income, net increased to $3.7 million in fiscal 1996, versus $2.3 million for fiscal 1995. This increase in interest income is attributable to an increase in the Company's average available investable funds and the decrease in debt related to prior years' acquisitions. Rates earned on the average available investable funds in fiscal 1996 were consistent with the rates earned in fiscal 1995.

Provision for income taxes increased by $15.8 million to $36.7 million in fiscal 1996, up from $20.9 million in fiscal 1995. The effective rate was 69% and 46% for fiscal 1996 and 1995, respectively. The increase reflects the non-deductible write-off for purchased in-process research and development costs in fiscal 1996. Absent this charge, the effective tax rate for fiscal 1996 was 43%. A more detailed analysis of the changes in the provision for income taxes is provided in Note 8 of the Notes to Consolidated Financial Statements.

FISCAL YEAR ENDED SEPTEMBER 30, 1995
VERSUS FISCAL YEAR ENDED SEPTEMBER 30, 1994

Total revenues increased 31% to $295.1 million in fiscal 1995 as compared to $225.5 million in fiscal 1994.

         Continuous services revenues increased 33% in fiscal 1995 to $235.9 million compared to $177.8 million in fiscal 1994 and comprised approximately 80% of total revenues versus 79% in fiscal 1994. Revenue growth resulted primarily from the following interrelated factors: volume increases as a result of increased geographic and client penetration, successful product introductions and a full year of revenue from the acquisition of Real Decisions Corporation ("RDC") in the prior year. Continuous services product prices remained relatively constant during the period.

         Revenues from sales to international clients increased 28% to $110.5 million in fiscal 1995 from $86.5 million in fiscal 1994. The increase reflected the results of the Company's investment in international markets and increased market penetration.

         Other revenues, consisting principally of revenues from consulting engagements, conferences, non-continuous services, publications and technology-based training products, increased 24% to $59.3 million as compared to $47.7 million in the prior year. The increase was attributable to higher consulting and conference revenues.

Operating income was unchanged at $43.7 million in fiscal 1995, compared to $44.0 million in fiscal 1994. However, excluding non-recurring charges and credits in fiscal 1995 and 1994 of $8.8 million and $(14.6) million, respectively, operating income increased 79% to $52.5 million in fiscal 1995. Operating income, as a percentage of total revenues, after excluding non-recurring charges and credits, increased to 18% of revenues in fiscal 1995 compared to 13% in fiscal 1994. As revenues grew, the Company was able to take advantage of economies of scale and leverage its resources, thereby improving margins. Margin improvement measures implemented by the Company in fiscal 1994 continued to have a favorable impact in fiscal 1995, including the standardization of research methodology, electronic distribution, improved productivity of the international sales force and the further utilization of additional sales channels to reach smaller organizations.

         In fiscal 1995 and 1994, Dataquest recorded non-recurring charges and credits related to the closing of certain operations, workforce reductions, the sale of a division and the sale of a building. In fiscal 1995, Dataquest closed certain operations of its subsidiary in Japan resulting in a $0.6 million pre-tax charge, and also initiated workforce reduction actions resulting in a pre-tax charge of $8.2 million primarily relating to severance. In fiscal 1994, there were three non-recurring events that totaled a pre-tax net credit to income of $14.6 million, a workforce reduction charge of $0.7 million relating to severance benefits and a write-down to fair market value of a building resulting in a $6.2 million provision, and a $21.5 million gain on the sale of an operating division.

         While cost of services and product development as a percentage of revenues was 38% in both fiscal 1995 and 1994, the total dollar amount of costs and expenses increased $69.9 million to $251.4 million. The increase was due principally to the continued expansion of the Company's distribution system and the need to provide additional support to the growing client base. In fiscal 1995, these factors resulted in a $27.2 million increase in cost of services and product development and a $18.8 million increase in selling, general and administrative expenses. Expressed as a percentage of revenues, selling, general and administrative decreased 4% to 41% in fiscal 1995 as compared to fiscal 1994.

Interest income, net increased to $2.3 million in fiscal 1995 versus $0.2 million for fiscal 1994. This increase in interest income was attributable to an increase in the Company's average available investable funds and the rates earned on those funds during fiscal 1995, and the decrease in debt related to the acquisitions of RDC and New Science Associates ("NSA").

Provision for income taxes increased to $20.9 million in fiscal 1995, up from $19.9 million in fiscal 1994. The effective rate was 46% and 45% for fiscal 1995 and 1994, respectively. A more detailed analysis of the changes in the provision for income taxes is provided in Note 8 of the Notes to Consolidated Financial Statements.

FACTORS THAT MAY AFFECT FUTURE PERFORMANCE

         The Company's future operating results will depend upon the Company's ability to continue to compete successfully in the market for IT products and services. The Company faces competition from a significant number of independent providers of similar services as well as the internal marketing and planning organizations of the Company's clients. The Company also competes indirectly against other information providers, including electronic and print media companies and consulting firms. In addition, there are limited barriers to entry into the Company's market and additional new competitors could readily emerge. There can be no assurance that the Company will be able to continue to provide the products and services that meet client needs as the IT market rapidly evolves, or that the Company can otherwise continue to compete successfully. In this regard, the Company's ability to compete is largely dependent upon the quality of its staff of research analysts. Competition for qualified analysts is intense. There can be no assurance that the Company will be able to hire additional qualified research analysts as may be required to support the evolving needs of customers or other growth in the Company's business. Any failure to maintain a premier staff of research analysts could adversely affect the quality of the Company's products and services, and therefore its future business and operating results. Additionally, there may be increased business risk as the Company expands product and service offerings to smaller domestic companies and to other international markets.

         The Company is expanding its presence in the technology-based training industry with the acquisition of J3. The success of the Company in the technology-based training industry will depend on its ability to compete with vendors of IT products and services which include a range of education and training specialists, hardware and system manufacturers, software vendors, system integrators, dealers, value-added resellers and network/communications vendors, certain of whom have significantly greater product breadth and market presence in the technology-based training sector. There can be no assurance that the Company will be able to provide products that compare favorably with new competitive products or that competitive pressures will not require the Company to reduce prices. Future success will also depend on the Company's ability to develop new training products that are released timely with the introductions of the underlying software products.

LIQUIDITY AND CAPITAL RESOURCES
         The Company has primarily financed its operations to date through cash provided by operating activities. The combined historical revenue growth and operating margin improvements have contributed to positive cash provided by operating activities in fiscal 1996, 1995 and 1994. In addition, cash flow has been enhanced by the Company's continuing management of working capital requirements to support increased sales volumes that have resulted from growth in the pre-existing businesses and growth due to acquisitions.

Cash provided by operating activities during fiscal 1996 was $65.7 million, down marginally from $67.0 million in the prior fiscal year. Increased cash flow from income and non-cash charges for depreciation and amortization, and acquisition-related charges during fiscal 1996, was partially offset by increased working capital needs to support fiscal 1996 sales growth due to continuing expansion and development of the Company's distribution system both domestically and internationally, marketing initiatives, and the addition of analyst headcount to support expanding client needs and volume.

Cash used for investing activities totaled $66.8 million for the fiscal year ended September 30, 1996. During fiscal 1996, the Company used $46.2 million in cash for acquisitions, primarily consisting of $23.0 million used for the purchase of Dataquest and J3. The Company used $15.6 million for the purchase of capital assets, mainly related to the expansion of its corporate offices in Stamford, CT and the net purchase of marketable securities for $4.3 million.

Cash provided by financing activities totaled $31.6 million in fiscal 1996, versus $8.0 million used during fiscal 1995. The increase in fiscal 1996 is driven primarily by a $29.4 million credit to additional paid-in capital for tax benefits received from stock transactions with employees. This benefit is due to a reduction in the corporate income tax liability based on a tax deduction equal to the difference between the exercise price and fair market value of the options exercised by employees of the Company. As the market value of the Company's stock has increased, both the volume of exercises and gains on those exercises have increased, thereby resulting in significant tax benefits being realized in the current fiscal year.

         At September 30, 1996, cash, cash equivalents and marketable securities totaled $129.9 million. In addition, the Company has available two unsecured credit lines with The Bank of New York and Chase Manhattan Bank for $5.0 million and $25.0 million, respectively. These lines may be cancelled by the banks at any time without prior notice or penalty. Additionally, the Company issues letters of credit in the ordinary course of business. The Company had outstanding letters of credit with Chase Manhattan Bank of $5.5 million and $2.0 million with The Bank of New York at September 30, 1996. The Company currently has no material capital commitments. The Company believes that its current cash balances and marketable securities, together with cash anticipated to be provided by operating activities and borrowings available under the existing lines of credit, will be sufficient for the expected short-term and foreseeable long-term cash needs of the Company, including possible acquisitions.

COMMON STOCK INFORMATION
         The Company effected an Initial Public Offering of its Class A Common Stock on October 4, 1993, at a price to the public of $2.75 per share. The Company's Class A Common Stock is listed for quotation in the NASDAQ National Market under the symbol "GART." All of the Company's Class B Common Stock is held by Cognizant Corporation.

         In March 1996, the Company amended its Certificate of Incorporation to increase the authorized number of shares of common stock of the Company, from a total of 100,000,000 to 200,000,000 shares of Class A Common Stock and from a total of 800,000 to 1,600,000 shares of Class B Common Stock. Also in March 1996, the Company effected a two-for-one stock split of the Company's Class A and Class B Common Stock by means of a stock dividend. The record date was March 16, 1996, and the distribution date was March 29, 1996. The Company also effected a two-for-one stock split by means of a stock dividend on June 28, 1995 and August 26, 1994. All earnings per share and share data presented herein have been restated retroactively to reflect such splits. During fiscal 1996, Gartner Group Class A Common Stock traded within a range of daily closing prices of $16.25 to $42.50.

Quarterly Common Stock Prices
-------------------------------------------------------------------------------
                                        Fiscal Year 1996       Fiscal Year 1995
-------------------------------------------------------------------------------
                                        High         Low       High         Low
-------------------------------------------------------------------------------
First Quarter ended December 31         $23.94    $16.25       $ 9.88    $ 7.00
Second Quarter ended March 31           $33.00    $20.25       $12.07    $ 8.88
Third Quarter ended June 30             $42.50    $30.88       $14.94    $ 9.41
Fourth Quarter ended September 30       $38.63    $27.38       $17.13    $13.13

         The Company has not paid any cash dividends on its common stock and currently intends to retain any future earnings for use in its business. Accordingly, the Company does not anticipate that any cash dividends will be declared or paid on the common stock in the foreseeable future.

Gartner Group, Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)


--------------------------------------------------------------------------------------------------------------------
September 30,                                                                                  1996             1995
--------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
        Cash and cash equivalents                                                         $  96,755        $  66,581
        Marketable securities                                                                30,054           28,833
        Fees receivable, net of allowances of $4,460 and $3,690                             143,762          112,159
        Deferred commissions                                                                 17,539           16,493
        Prepaid expenses and other current assets                                            22,040           12,162
--------------------------------------------------------------------------------------------------------------------
             Total current assets                                                           310,150          236,228
Long-term marketable securities                                                               3,047             --
Property and equipment, net                                                                  32,818           23,973
Goodwill, net of accumulated amortization of $12,491 and $8,826                              93,144           62,871
Other assets                                                                                  4,949            9,834
--------------------------------------------------------------------------------------------------------------------
                  Total assets                                                            $ 444,108        $ 332,906
====================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
        Note payable                                                                      $    --          $   6,725
        Accounts payable and accrued liabilities                                             60,527           59,198
        Commissions payable                                                                  15,148           13,008
        Accrued bonuses payable                                                              16,781           15,277
        Deferred revenues                                                                   198,952          161,001
--------------------------------------------------------------------------------------------------------------------
                  Total current liabilities                                                 291,408          255,209
--------------------------------------------------------------------------------------------------------------------
Long-term deferred revenues                                                                   2,465            3,446
Commitments and contingencies
Stockholders' equity:
        Preferred stock                                                                        --               --
        Common stock:
             $.0005 par value, authorized 200,000,000 shares of Class
               A Common Stock in 1996 and 1995 and 1,600,000 shares of
               Class B Common Stock in 1996 and 1995; issued 102,697,739
               shares of Class A Common Stock in 1996 (98,396,398 shares in
               1995), and 1,600,000 shares of Class B Common Stock in 1996 and 1995              52               51
        Additional paid-in capital                                                          134,711           73,278
        Cumulative translation adjustment                                                    (2,965)          (2,500)
        Accumulated earnings                                                                 32,008           17,257
        Treasury stock, at cost, 11,370,594 and 11,444,594 shares                           (13,571)         (13,835)
--------------------------------------------------------------------------------------------------------------------
                Total stockholders' equity                                                  150,235           74,251
--------------------------------------------------------------------------------------------------------------------
                  Total liabilities and stockholders' equity                              $ 444,108        $ 332,906
====================================================================================================================

See notes to consolidated financial statements

Gartner Group, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

----------------------------------------------------------------------------------------------------------------
Fiscal Year Ended September 30,                                           1996             1995             1994
----------------------------------------------------------------------------------------------------------------
Revenues:
     Continuous services                                             $ 306,542        $ 235,867        $ 177,821
     Other, principally consulting, training and conferences            88,130           59,279           47,651
----------------------------------------------------------------------------------------------------------------
          Total revenues                                               394,672          295,146          225,472
----------------------------------------------------------------------------------------------------------------
Costs and expenses:
     Cost of services and product development                          152,982          112,675           85,495
     Selling, general and administrative                               144,473          119,626          100,787
     Acquisition-related charges                                        34,898             --               --
     Depreciation                                                        9,064            6,399            6,267
     Amortization of intangibles                                         3,815            3,906            3,584
     Non-recurring charges and credits, net                               --              8,800          (14,611)
----------------------------------------------------------------------------------------------------------------
          Total costs and expenses                                     345,232          251,406          181,522
----------------------------------------------------------------------------------------------------------------
Operating income                                                        49,440           43,740           43,950
Interest income, net                                                     3,665            2,271              150
Preferred stock dividends                                                 --               --               (152)
----------------------------------------------------------------------------------------------------------------
Income before minority interest and provision for income taxes          53,105           46,011           43,948
Minority interest                                                          (25)             (98)            --
----------------------------------------------------------------------------------------------------------------
Income before provision for income taxes                                53,130           46,109           43,948
Provision for income taxes                                              36,692           20,948           19,891
----------------------------------------------------------------------------------------------------------------
Net income                                                           $  16,438        $  25,161        $  24,057
================================================================================================================

Net income per common share:
     Primary                                                         $     .17        $     .27        $     .25
     Fully diluted                                                   $     .17        $     .26        $     .25
Weighted average shares outstanding:
     Primary                                                            98,612           94,762           95,008
     Fully diluted                                                      98,854           95,212           95,120

See notes to consolidated financial statements

Gartner Group, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except share data)

------------------------------------------------------------------------------------------------------------------------------------
                                                                       Additional   Cumulative                                Total
                                                      Preferred  Common   Paid-in  Translation  Accumulated  Treasury  Stockholders'
                                                          Stock   Stock   Capital   Adjustment     Earnings     Stock        Equity
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1993                                $0   $38   $  38,546    $   232    $   (235)    $(13,830)    $  24,751

Net income                                                   --    --          --         --      24,057           --        24,057
Net proceeds from issuance of 21,592,000 shares of
     Class A Common Stock in initial public offering         --    11      53,938         --          --           --        53,949
Conversion of 2,700 shares of Series B Preferred Stock
     into 1,600,000 shares of Class B Common Stock            0     0          --         --          --           --             0
Redemption of 34,800 shares of Series A Preferred Stock       0    --     (34,790)        --          --           --       (34,790)
Issuance of 1,172,924 of Class A Common Stock upon exercise
      of stock options                                       --     1         385         --          --           --           386
Purchase of 980 shares of Class A Common Stock               --    --          --         --          --           (4)           (4)
Issuance from treasury stock of 702,992 shares of Class A
     Common Stock                                            --     0       1,630         --          --           13         1,643
Net transfers to D&B by Dataquest                            --    --          --         --     (16,123)          --       (16,123)
Cumulative translation adjustment                            --    --          --         18          --           --            18
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1994                                 0    50      59,709        250       7,699      (13,821)       53,887

Net income                                                   --    --          --         --      25,161           --        25,161
Issuance of 1,838,902 shares of Class A Common Stock
     upon exercise of stock options                          --     1       1,259         --          --           --         1,260
Issuance of 345,644 shares of Class A Common Stock from
     purchases by employees                                  --     0       1,659         --          --           --         1,659
Issuance from treasury stock of 172,594 shares of Class A
     Common Stock                                            --    --       1,410         --          --            3         1,413
Purchase of 152,624 of Class A Common Stock                  --    --          --         --          --          (17)          (17)
Tax benefits of stock transactions with employees            --    --       9,241         --          --           --         9,241
Net transfers to D&B by Dataquest                            --    --          --         --     (15,603)          --       (15,603)
Cumulative translation adjustment                            --    --          --     (2,750)         --           --        (2,750)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1995                                 0    51      73,278     (2,500)     17,257      (13,835)       74,251

Net income                                                   --    --          --         --      16,438           --        16,438
Issuance of 3,036,403 shares of Class A Common Stock upon
     exercise of stock options                               --     1       5,752         --          --           --         5,753
Issuance of 199,648 shares of Class A Common Stock from
     purchases by employees                                  --     0       2,407         --          --           --         2,407
Issuance from treasury stock of 117,470 shares of Class A
     Common Stock from purchases by employees                --    --       2,140         --          --          264         2,404
Tax benefits of stock transactions with employees            --    --      29,415         --          --           --        29,415
Net transfers to D&B by Dataquest                            --    --          --         --      (1,687)          --        (1,687)
Cumulative translation adjustment                            --    --          --       (465)         --           --          (465)
Acquisition of Dataquest, Inc.                               --    --     (15,000)        --          --           --       (15,000)
Acquisition of J3 Learning, Inc.                             --     0      36,719         --          --           --        36,719
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1996                                $0   $52   $ 134,711    $(2,965)   $ 32,008     $(13,571)    $ 150,235
====================================================================================================================================


See notes to consolidated financial statements

Gartner Group, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                                                                           1996          1995          1994
Fiscal Year Ended September 30,
Operating activities:                                                                    --------      --------      --------
  Net income                                                                             $ 16,438      $ 25,161      $ 24,057
Adjustments to reconcile net income to cash provided by operating activities:
  Depreciation and amortization of intangibles, deferred financing costs and discount      12,879         9,703         9,193
  Acquisition-related charges                                                              34,898            --            --
  Provision for doubtful accounts                                                           3,295         1,862         1,239
  Deferred revenues                                                                        35,800        25,479        31,773
  Deferred tax benefit                                                                     (1,394)       (2,690)       (4,226)
  Pre-acquisition tax benefit applied to reduce goodwill                                      517         1,257         2,712
  Minority interest                                                                           (25)          (98)           --
  Provision (income) for non-recurring charges and credits, net                                --         8,800       (14,611)
  Payments for acquisition-related and non-recurring charges and credits, net              (7,691)         (408)       (1,044)
Changes in assets and liabilities, net of effects of acquisitions:
  Increase in fees receivable
  Increase in deferred commissions                                                        (31,779)      (10,136)      (32,252)
  Increase in prepaid expenses and other current assets                                    (1,154)       (4,216)       (3,283)
  Increase (decrease) in other assets                                                      (1,995)       (1,138)       (2,177)
  Increase in accounts payable and accrued liabilities                                        116          (242)         (116)
  Increase in commissions payable                                                           2,277        10,001         7,994
  Increase in accrued bonuses payable                                                       2,160         1,248         4,477
                                                                                            1,347         2,383         3,594
                                                                                         --------      --------      --------
Cash provided by operating activities                                                      65,689        66,966        27,330
Investing activities:                                                                    --------      --------      --------
  Payment for businesses acquired (excluding cash acquired)                               (46,176)       (9,749)       (4,886)
  Addition of property and equipment                                                      (15,614)      (18,183)       (6,543)
  Proceeds from disposal of property and equipment                                             --        11,826         1,699
  Marketable securities purchased, net                                                     (4,268)      (24,783)       (4,050)

  Proceeds from sale of division                                                               --            --        21,500
  Other investing                                                                            (750)          521          (216)
                                                                                         --------      --------      --------
Cash (used for) provided by investing activities                                          (66,808)      (41,410)        7,504
                                                                                         --------      --------      --------
Financing activities:

  Principal payments on long-term debt and capital lease obligations                       (6,725)       (5,825)       (2,400)
  Net proceeds from initial public offering                                                    --            --        53,946
  Redemption of preferred stock                                                                --            --       (34,790)
  Issuance of common stock and warrants                                                     5,753         1,260           386
  Proceeds from Employee Stock Purchase Plan offering                                       4,547         3,069         1,630
  Tax benefits of stock transactions with employees                                        29,415         9,241            --
  Net changes in Dataquest subsidiary balances due to D&B                                  (1,687       (15,731)       13,024)
  Sale (purchase) of treasury stock                                                           264           (14)            9
                                                                                         --------      --------      --------
Cash provided by (used for) financing activities                                           31,567        (8,000)        5,757
                                                                                           --------      --------      --------
Net increase in cash and cash equivalents                                                    30,448        17,556        40,591
Effect of exchange rates on cash and cash equivalents                                          (274)          220            --
Cash and cash equivalents, beginning of fiscal year                                          66,581        48,805         8,214
                                                                                           --------      --------      --------
Cash and cash equivalents, end of fiscal year                                              $ 96,755      $ 66,581      $ 48,805
                                                                                           ========      ========      ========
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
  Interest                                                                                 $    437      $    225      $    156
  Income taxes                                                                             $  8,463      $  7,265      $ 12,395
  Supplemental schedule of non-cash investing and financing activities:
  Payable for acquisitions                                                                       --            --      $  9,275
  Lease obligation recorded in an exchange transaction for barter credits                        --            --      $  1,156
  Stock and options issued in connection with J3 acquisition                               $ 36,719            --            --

See notes to consolidated financial statements

Gartner Group, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES
Principles of consolidation. The consolidated financial statements include the accounts of Gartner Group, Inc. ("GGI" or the "Company") and its majority-owned subsidiaries. Minority interest represents the minority shareholders' proportionate share of the equity in Relational Courseware, Inc. ("RCI") and Decision Drivers, Inc. ("DDI"). All significant intercompany transactions and balances have been eliminated. The results of operations for acquisitions of companies accounted for using the purchase method have been included in the Consolidated Statements of Operations beginning on the effective date of acquisition.

     All historical financial information is presented to reflect the combination of Dataquest, Inc. ("Dataquest") in a manner similar to a pooling of interests (see Note 3. Acquisitions).

     The Company effected a two-for-one split of the Company's Class A and Class B Common Stock by means of a stock dividend on March 29, 1996. All earnings per share and share data presented herein have been restated retroactively to reflect the impact of the common stock split.

Revenue and commission expense recognition. Continuous services revenues are recognized ratably over the contract period, generally twelve months. The Company's policy is to record at the time of signing of a continuous service contract the fees receivable and related deferred revenues for the full amount of the contract billable on that date. All contracts are non-cancellable and non-refundable, except for government contracts which have a 30-day cancellation clause. Such cancellations have not been significant. All contracts are billable at signing, absent special terms granted on a limited basis from time to time. The Company also records the related commission obligation upon the signing of the contract and amortizes the corresponding deferred commission expense over the contract period in which the related continuous services revenues are earned and amortized to income. Other revenues consist principally of revenues recognized as earned from consulting engagements, conferences, technology-based training products, publications and other noncontinuous services.

Cash equivalents and marketable securities. Marketable securities that mature within three months of purchase are considered cash equivalents. Investments with maturities of more than three months are classified as marketable securities. Marketable securities are considered "held-to-maturity" and valued at amortized cost, which approximates market, in accordance with the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as adopted by the Company in fiscal 1994. It is management's intent to hold all investments to maturity.

Inventories. Inventories, which primarily consist of finished goods relating to the Company's training business, are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis. Inventories consist primarily of material costs, and are included in the balance sheet caption "Prepaid and other current assets." Inventories were $1.3 million and $0.2 million at September 30, 1996 and 1995, respectively.

Property and equipment. Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the lesser of the estimated productive lives of the assets, ranging from three to fifteen years, or the terms of the related leases.

Software development costs.  Under Statement of Financial Accounting
Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," capitalization of computer software development costs is to begin upon the establishment of technological feasibility, limited to the net realizable value of the software product, and cease when the software product is available for general release to clients. Until these products reach technological feasibility, all costs related to development efforts are charged to expense. Software development costs, subsequent to technological feasibility and prior to general release, were not material and have been expensed.

Non-compete agreement. The non-compete agreement, which became fully amortized in fiscal 1995, represented consideration paid to the seller of GGI stock in October 1990 for a covenant not to engage in a business which would compete with the Company. The aggregate amount of $15.0 million was amortized over the five year life of the agreement on an accelerated basis of 35% in each of the first two years, and 10% annually thereafter. Amortization amounted to $1.5 million in both fiscal 1995 and 1994.

Goodwill. Goodwill represents the excess of the purchase price of the Company, plus subsequent acquisitions, over the fair values of amounts assigned to net assets acquired and the non-compete agreement. Amortization is recorded using the straight-line method over periods ranging from seven to thirty years. These amounts have been and are subject to adjustment in accordance with the provisions of the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109") (see Note 8. Income Taxes).

At the end of each quarter, the Company reviews the recoverability of goodwill based on estimated undiscounted future cash flows from operating activities compared with the carrying value of goodwill. Should the aggregate future cash flows be less than the carrying value, a writedown would be required, measured by the difference between the discounted future cash flows (or another acceptable method for determining fair value) and the carrying value of goodwill.

Foreign currency translation. Prior to October 1, 1994, the Company, with the exception of the international operations of Dataquest, which used the local currency as the functional currency, used the U.S. dollar as the functional currency for its international operations. The translation of foreign entities' monetary assets and liabilities was at year-end exchange rates, and non-monetary assets and liabilities were translated at historical rates. Income and expense accounts were translated at average rates in effect during the year, except for continuous services revenue and depreciation which were translated at historical rates. The resulting translation adjustments were included in the results of operations. For the fiscal year ended September 30, 1994, the translation adjustment and transaction net gains and losses totaled a $0.4 million gain.

     Effective October 1, 1994, the Company commenced using the foreign entities' local currency as the functional currency. This redetermination reflects the change in financial circumstances of the now substantially independent foreign operations which have continued to grow, expand and become more dependent on their local currencies to transact their businesses. Accordingly, the translation adjustment, including the initial impact of the change which reduced equity by $1.4 million, is reflected as a component of stockholders' equity.

Income taxes. Income taxes are provided using the asset and liability method in accordance with FAS 109. Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using presently enacted tax rates. The provision for income taxes is the sum of the amount of income tax paid or payable for the year as determined by applying the provisions of enacted tax laws to taxable income for that year and the net changes during the year in the Company's deferred tax assets and liabilities.

     Undistributed earnings of subsidiaries outside of the U.S. amounted to approximately $6.5 million and will either be indefinitely reinvested or remitted substantially free of tax. Accordingly, no material provision has been made for taxes that may be payable upon remittance of such earnings, nor is it practicable to determine the amount of this liability. The Company credits additional paid-in capital for realized tax benefits arising from stock transactions with employees. The tax benefit on a non-qualified stock option is equal to the tax effect of the difference between the market price of a share of the Company's common stock on the exercise and grant dates. To the extent the Company incurs employment taxes as a direct result of the exercise of such stock options, this cost is charged to additional paid-in capital.

Computations of net income per share of common stock. Primary and fully diluted net income per share of common stock is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the period.

     In connection with the Dataquest acquisition (see Note 3. Acquisitions), 3,000,000 shares issued to The Dun & Bradstreet Corporation ("D&B") on December 1, 1995 have been included in primary and fully diluted weighted average shares outstanding as if they had been issued at the beginning of each fiscal year presented. The warrant for 600,000 shares of Class A Common Stock issued to D&B in connection with the Dataquest acquisition has been excluded from primary and fully diluted weighted average shares outstanding for fiscal 1995 and 1994 due to its anti-dilutive effect.

Recently issued accounting standards. In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," ("FAS 121") was issued. The statement sets forth guidance as to when to recognize an impairment of long-lived assets, including goodwill and how to measure such an impairment. The statement also requires that long-lived assets to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The methodology set forth in FAS 121 is not significantly different from the Company's existing policies, and, therefore, the adoption of the statement had no impact on the consolidated financial statements of the Company.

In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," ("FAS 123") was issued and is effective for the Company on October 1, 1996. FAS 123 permits, but does not require, fair value based method of accounting for employee stock option plans which results in compensation expense being recognized in the results of operations when stock options are granted. The Company plans to continue to use the current intrinsic value based method of accounting for such plans where no compensation expense is recognized. However, as required by FAS 123, the Company will provide pro forma disclosure of net income and earnings per share in the Notes to Consolidated Financial Statements as if the fair value based method of accounting had been applied.

Expense allocations. Prior to the Company's acquisition of Dataquest, Dataquest was a wholly-owned subsidiary of D&B. D&B provides certain services to and incurs certain costs on behalf of its wholly-owned subsidiaries and divisions. These costs, which included employee benefit and executive compensation programs, payroll processing and administration, general treasury services and various business insurance coverages, were allocated on a pro rata basis to Dataquest when it was a wholly-owned subsidiary of D&B and were $0.3, $1.9 and $1.8 million during the fiscal years 1996, 1995 and 1994, respectively. The costs of D&B's general corporate overheads were not allocated, as such costs related to Dataquest were deemed to be immaterial.

Net transfers to D&B by Dataquest. Dataquest transfers to D&B include historical investments and advances from D&B as well as current period income or losses, net transfers to/from D&B, and current income taxes payable or receivable.

Financial instruments. For most instruments, including cash and cash equivalents, receivables, accounts payable, accruals and short-term debt, the Company has assumed that the carrying amount approximated fair value as the majority of these instruments are short-term in nature.

Concentrations of credit risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and fees receivable. The Company invests its cash primarily in a diversified portfolio of highly-rated municipal and government bonds. Concentrations of credit risk with respect to fees receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different industries and geographic regions.

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures, if any, of contingent assets and liabilities at the date of the financial statements. Similarly, estimates and assumptions are required for the reporting of revenues and expenses. Actual results could differ from estimates that were used.

2. RELATED PARTIES

     D&B, an investor in Information Partners Capital Fund, L.P. ("the Fund"), provided a portion of the financing in connection with the acquisition of the Company in October 1990. In April 1993, D&B acquired a majority of the outstanding voting securities of the Company in transactions among the Company, D&B and persons and entities associated with the Fund.

     On October 4, 1993, the Company effected an Initial Public Offering ("IPO") of 21,592,000 shares of its Class A Common Stock (including the over-allotment to the underwriters) at $2.75 per share resulting in net proceeds of $53.9 million. A portion of the proceeds was used to redeem the 34,800 shares of the Company's Series A Preferred Stock held by D&B in the aggregate amount of $34.8 million, plus accrued dividends of $0.2 million. The Company's Series B Preferred Stock automatically converted to 1,600,000 shares of Class B Common Stock as of the effective date of the offering. Immediately after the offering, D&B owned 40,689,640 shares of Class A Common Stock and all of the Class B Common Stock (see Note 10. Common Stock).

     On November 1, 1996, D&B transferred ownership of its Class A and Class B Common Stock of the Company to Cognizant Corporation ("Cognizant"). At the date of transfer, these shares represented 51% of the Company's outstanding common stock. Cognizant is a spin-off of D&B and is an independent public company. Cognizant management has stated that it intends to continue its share ownership and level of management consistent with that of D&B prior to the transfer.

3. ACQUISITIONS

     On December 31, 1993, the Company acquired all of the out-standing shares of Real Decisions Corporation ("RDC"). RDC provides benchmarking services to information technology components within large corporations to assist the organizations in analyzing the effectiveness of their use of information technology systems compared to other organizations. The purchase price for RDC was $14.3 million, of which $5.0 million was paid at the closing. The balance of the purchase price was payable pursuant to two promissory notes which accrued interest at an annual rate of 3.68% and were payable at maturity. The first note in the amount of $4.8 million was paid December 31, 1994, and the second note in the amount of $4.5 million was paid December 31, 1995. The purchase price was paid by the Company out of working capital. The acquisition has been accounted for by the purchase method, and the purchase price has been allocated to the assets acquired and liabilities assumed, based upon the estimated fair values at the date of acquisition. The excess purchase price over the fair value of amounts assigned to the net tangible assets acquired has been recorded as goodwill in the amount of $14.7 million and is being amortized over 30 years on the straight-line method.

         The following unaudited pro forma summary presents the consolidated results of operations of the Company as if the acquisition of RDC had occurred at the beginning of fiscal 1994 and does not purport to be indicative of what would have occurred had the acquisition been made as of that date or of results which may occur in the future (in thousands, except per share data):

------------------------------------------------------------------------------
Fiscal Year Ended September 30,                                           1994
------------------------------------------------------------------------------
Total revenues                                                          $228,054
Net income                                                              $ 24,374
Net income per common share                                             $   0.26

         On July 18, 1995, the Company acquired a majority interest in RCI for $7.5 million in cash. RCI develops and markets computer training products covering major course topics in the areas of application development, object-oriented programming, front end development tools, operating systems, networking and groupware. On September 12, 1996, the Company purchased the remaining share ownership in RCI from minority shareholders. The Company paid $2.0 million on the acquisition date and agreed to pay additional consideration on January 2, 2001 based on a percentage of total revenues of the Company's training business for the four quarters prior to such date. The original acquisition and the subsequent purchase of the minority interest were accounted for by the purchase method, and the purchase price has been allocated to the assets acquired and liabilities assumed, based upon the estimated fair values at the date of acquisition. The excess of the investment over the fair value of amounts assigned to the net tangible assets of RCI has been recorded as goodwill and is being amortized over a period of twelve years on the straight-line method. The pro forma effect on the Company's results of operations for fiscal 1995 and 1994, had the acquisition occurred at the beginning of each respective period, is not material.

         On December 1, 1995, the Company acquired all the outstanding shares of Dataquest, a wholly-owned subsidiary of D&B, for consideration of $15.0 million in cash, 3,000,000 shares of Class A Common Stock with an approximate fair market value of $60.0 million, and a five year warrant to purchase 600,000 shares of Class A Common Stock at $16.42 per share. Dataquest is a provider of information technology ("IT") market research and consulting for the IT vendor manufacturer and financial communities which complements the GGI end user focus. Similar to the Company, Dataquest provides annual subscription services, custom research and consulting. The Company has accounted for the acquisition as a transfer and exchange between companies under common control and the 3,000,000 shares have been assumed to be outstanding for all periods presented. Accordingly, the accounts of Dataquest have been combined with the Company's at historical cost in a manner similar to a pooling of interests. Transaction costs of $1.7 million relating to the acquisition have been included in acquisition-related charges in the Consolidated Statement of Operations for fiscal 1996.

         Combined and separate results of the Company and Dataquest during the periods preceding the merger were as follows (in thousands):



--------------------------------------------------------------------------------
Three months ended
December 31, 1995 (Unaudited)          GGI            Dataquest         Combined
--------------------------------------------------------------------------------
Total revenues                       $76,005           $20,469           $96,474
Net income                           $10,570           $   923           $11,493



Fiscal year ended
September 30, 1995                     GGI            Dataquest         Combined
--------------------------------------------------------------------------------
Total revenues                       $229,152          $65,994          $295,146
Net income (loss)                    $ 25,539          $  (378)         $ 25,161



Fiscal year ended
September 30, 1994                     GGI            Dataquest         Combined
--------------------------------------------------------------------------------
Total revenues                       $169,002          $56,470          $225,472
Net income                           $ 14,975          $ 9,082          $ 24,057

         There were no intercompany transactions between the two companies for the periods presented.

         On July 31, 1996, the Company acquired all of the outstanding shares of J3 Learning Corporation ("J3") for consideration of approximately $8.0 million in cash, 1,065,290 shares of Class A Common Stock which had an approximate fair market value of $35.4 million and options to purchase Class A Common Stock which had a value of $1.3 million. J3 publishes, markets and distributes software educational materials for corporate and individual training. Technology-based training products, available in video and computer-based formats, address software training needs relating to desktop applications, operating systems, relational databases, networking technologies and developer languages and tools. The acquisition was accounted for by the purchase method, and the purchase price has been allocated to the assets acquired and liabilities assumed, based upon the estimated fair values at the date of acquisition. The excess purchase price over the fair value of amounts assigned to the net tangible assets acquired was $51.1 million. Of such amount, $32.2 million was expensed at acquisition as purchased in-process research and development costs and is included in acquisition-related charges in the Consolidated Statement of Operations, and the remaining excess purchase price was allocated as follows (in thousands):


--------------------------------------------------------------------------------
                                              Amortization
                                                    Period                Amount
--------------------------------------------------------------------------------

Existing title library                               4 years            $  1,900
Tradename                                           12 years               4,200
Goodwill                                            12 years              12,787
                                                    --------            --------
                                                                        $ 18,887
================================================================================

         The following unaudited pro forma summary presents the consolidated results of operations of the Company as if the acquisition of J3 had occurred at the beginning of fiscal 1995 and does not purport to be indicative of what would have occurred had the acquisition been made as of that date or of results which may occur in the future (in thousands, except per share data):


--------------------------------------------------------------------------------
Fiscal Year Ended September 30,                        1996               1995
--------------------------------------------------------------------------------
Total revenue                                        $401,329           $310,150
Net income                                           $ 11,749           $ 16,360
Net income per common share                          $   0.12           $   0.17

         During fiscal 1996 and 1995, the Company completed additional acquisitions for consideration of $23.2 and $2.2 million in cash, respectively. Substantially all of the purchase price has been assigned to goodwill. The results of these acquired operations individually and collectively, had they occurred at the beginning of fiscal 1995 or 1994, are not material.

4. NON-RECURRING CHARGES AND CREDITS, NET

         During fiscal 1995 and 1994, Dataquest recorded non-recurring charges and credits related to the closing of certain operations, workforce reductions, the sale of a division and the sale of a building. In fiscal 1994, there were three non-recurring events that totaled a pre-tax net credit to income of $14.6 million, a $21.5 million gain on the sale of an operating division offset by a workforce reduction charge of $0.7 million and a write-down to fair market value of a building resulting in a $6.2 million provision. During fiscal 1995, Dataquest closed certain operations of its subsidiary in Japan for a $0.6 million pre-tax charge, and also initiated workforce reduction actions resulting in a pre-tax charge of $8.2 million.

5. PROPERTY AND EQUIPMENT, NET

         Property and equipment, net, is carried at cost, less accumulated depreciation and amortization, and consists of the following (in thousands):


--------------------------------------------------------------------------------
September 30,                                            1996            1995
--------------------------------------------------------------------------------
Furniture and equipment                                $ 19,801        $ 15,629
Computer equipment                                       34,843          23,980
Leasehold improvements                                   14,293          12,528
--------------------------------------------------------------------------------
                                                         68,937          52,137
Less--accumulated depreciation and amortization         (36,119)        (28,164)
--------------------------------------------------------------------------------
                                                       $ 32,818        $ 23,973
================================================================================

6. COMMITMENTS AND CONTINGENCIES

         The Company leases various facilities, furniture and computer equipment under lease arrangements expiring between fiscal 1997 and 2010. Included in the "Property and equipment, net" caption in the accompanying Consolidated Balance Sheets is leased equipment under capital leases which is being amortized over the lesser of their related lease terms or the estimated productive lives of the assets.

         Future minimum annual payments under operating lease agreements as of September 30, 1996 are as follows (in thousands):


--------------------------------------------------------------------------------
Fiscal Year
--------------------------------------------------------------------------------
1997                                                                     $10,978
1998                                                                       9,077
1999                                                                       7,507
2000                                                                       6,776
2001                                                                       6,407
Thereafter                                                                28,097
--------------------------------------------------------------------------------
Total minimum lease payments                                             $68,842
================================================================================


         Rental expense for operating leases, net of sublease income, was $11.0, $10.4 and $9.5 million for the fiscal years ended September 30, 1996, 1995 and 1994, respectively.

         The Company has commitments with two facilities management companies for printing, copying, mail room and other related services. The minimum annual obligations under these service agreements are $3.3 million for fiscal 1997, 1998 and 1999, $1.2 million for fiscal 2000, and $0.4 million for fiscal 2001.

         The Company shares its research with SoundView Financial Group ("SFG"), a financial services firm, pursuant to a mutual research sharing agreement. The agreement restricts the Company from marketing research and analysis provided by SFG to the investor market, defined as persons and firms whose principal use of the research material is for the purpose of making securities investment decisions. The agreement may be terminated by either party upon six years' written notice. Fees earned by the Company for the fiscal years ended September 30, 1996, 1995 and 1994 were approximately $1.7, $1.2 and $1.0 million, respectively.

         The Company is involved in legal proceedings and litigation arising in the ordinary course of business. The Company believes the outcome of all current proceedings, claims and litigation will not have a material effect on the Company's financial position or results of operations when resolved in a future period.

7. LONG-TERM OBLIGATIONS

         Long-term obligations consisted of the following (in thousands):

--------------------------------------------------------------------------------
September 30,                                        1996                1995
--------------------------------------------------------------------------------
Payable for purchase of NSA
 (net of discount of $114)                            $ --              $ 2,269
Payable for purchase of RDC                             --                4,450
Capital lease obligation                                --                    6
-------------------------------------------------------------------------------

                                                        --                6,725
Less--current maturities                                --               (6,725)

-------------------------------------------------------------------------------

                                                      $ --              $    --

===============================================================================


Payable for purchase of NSA and RDC. Notes payable are related to the deferred payment of the purchase price of RDC (see Note 3. Acquisitions) and New Science Associates ("NSA"). The Company acquired substantially all of the outstanding shares of common stock of NSA on September 1, 1993 for a purchase price of approximately $7.2 million, of which $3.2 million was paid at the date of purchase and $4.0 million was payable over three years ending on the third anniversary date.

Long-term financing arrangement. The Company entered into a long-term financing arrangement in fiscal 1994 with the landlord of a leased facility for the purpose of financing leasehold improvements and other furniture and equipment. The original amount financed of $1.5 million, which was payable in monthly installments and bore interest at an annual interest rate of 10.5%, was paid in full in fiscal 1994.

Mortgage note. On September 1, 1993, concurrent with the acquisition of NSA, the Company assumed an adjustable rate mortgage note relating to an office building. The principal amount of $0.9 million was payable in monthly installments through April 2014. The interest rate, which adjusted annually each April 1 based on an index specified by the lender, was 9.5% at September 30, 1993. The mortgage note was paid in full upon sale of the office building in May 1994.

Lines of credit. The Company has available two unsecured credit lines with The Bank of New York and Chase Manhattan Bank for $5.0 million and $25.0 million, respectively. Borrowings under The Bank of New York line accrue interest charges at LIBOR plus 2%. Alternatively, the rate shall be the higher of the prime commercial lending rate of the bank or the Federal Funds Rate plus 1/2 of 1% in the event LIBOR is unavailable. The Chase Manhattan Bank line carries an interest rate equal to either the prime rate of Chase Manhattan Bank, LIBOR plus 2.5% for periods of 30, 60 or 90 days as the Company may choose, or a "fixed option" rate. There are no commitment fees associated with these lines. These lines may be cancelled by the banks at any time without prior notice or penalty. No borrowings were outstanding under either line at September 30, 1996 and 1995.

         Letters of credit are issued by the Company in the ordinary course of business. The Company had outstanding letters of credit with Chase Manhattan Bank of $5.5 million and $2.0 million with The Bank of New York at September 30, 1996.

8. INCOME TAXES

         Following is a summary of the components of income before minority interest, income taxes and preferred stock dividends (in thousands):



--------------------------------------------------------------------------------
Fiscal Year Ended September 30,      1996              1995               1994
--------------------------------------------------------------------------------
U.S.                               $40,625            $38,490            $40,861
Foreign                             12,480              7,521              3,239
--------------------------------------------------------------------------------
Total                              $53,105            $46,011            $44,100
================================================================================


         The provision (benefit) for income taxes before minority interest, income taxes and preferred stock dividends on the above income (loss) consists of the following components (in thousands):


--------------------------------------------------------------------------------
Fiscal Year Ended September 30,           1996          1995          1994
--------------------------------------------------------------------------------
Current tax expense:
  U.S. federal                          $  1,775      $  9,282      $ 16,132
  State and local                          2,178         2,051         4,209
  Foreign                                  3,164         1,807         1,064
--------------------------------------------------------------------------------
Total current                              7,117        13,140        21,405
--------------------------------------------------------------------------------
Deferred tax expense (benefit):
  U.S. federal                                58        (1,967)       (3,863)
  State and local                         (1,347)         (678)         (289)
  Foreign                                   (105)          (45)          (74)
--------------------------------------------------------------------------------
Total deferred                            (1,394)       (2,690)       (4,226)
--------------------------------------------------------------------------------
Total current and deferred                 5,723        10,450        17,179
Benefits of stock transactions with
  employees credited to additional
  paid-in capital                         30,452         9,241            --
Benefit of purchased tax benefits
  credited to goodwill                       517         1,257         2,712
--------------------------------------------------------------------------------
Total provision for income taxes        $ 36,692      $ 20,948      $ 19,891
================================================================================

         Current and long-term deferred tax assets and liabilities are comprised of the following (in thousands):


--------------------------------------------------------------------------------
September 30,                                          1996              1995
--------------------------------------------------------------------------------
Intangible assets                                    $ (1,919)         $     --
Other                                                    (895)               --
--------------------------------------------------------------------------------
Gross deferred tax liability                           (2,814)               --
--------------------------------------------------------------------------------
Depreciation                                              749               850
Expense accruals for book purposes                      8,528             7,942
Loss and credit carryforwards                           9,698             3,867
Other                                                   1,767             1,304
--------------------------------------------------------------------------------
Gross deferred tax asset                               20,742            13,963
--------------------------------------------------------------------------------
Valuation allowance                                    (6,580)           (4,009)
--------------------------------------------------------------------------------
Net deferred tax asset                               $ 11,348          $  9,954
================================================================================



         Current and long-term deferred tax assets are $8.8 million and $2.5 million for fiscal 1996 and $3.1 million and $6.9 million for fiscal 1995, respectively.

         The valuation allowance relates primarily to domestic and foreign tax loss carryforwards. The net increase in the valuation allowance of approximately $2.6 million in the current year results primarily from the acquisition of domestic loss carryforwards that may expire before the Company can utilize them and due to limitations under the Internal Revenue Code. Approximately $2.9 million of the valuation allowance would reduce goodwill upon subsequent recognition of any related tax benefits.

         The provision for income taxes before minority interest, income taxes and preferred stock dividends is greater than the amount of income tax determined by applying the applicable U.S. federal statutory income tax rate to pretax income as a result of the following differences:


--------------------------------------------------------------------------------
Fiscal Year Ended September 30,                 1996         1995         1994
--------------------------------------------------------------------------------
Statutory tax rate                              35.0%        35.0%        35.0%
State income taxes, net of
   federal benefit                               5.3          5.4          5.6
Foreign income taxed at a
   different rate                                2.1          0.2         (0.5)
Non-deductible goodwill and direct
   acquisition costs                             0.9          2.1          1.6
Non-taxable interest income                     (1.3)        (1.7)          --
Recognition of previously
   unrecognized deferred tax assets             (1.2)        (3.6)        (6.1)
Portion of previously unrecognized
   deferred tax assets credited
   to goodwill                                   0.6          2.7          6.2
Other items                                      1.6          5.4          3.3
--------------------------------------------------------------------------------
Effective rate without write-off of
   purchased in-process research
   and development costs                        43.0%        45.5%        45.1%
--------------------------------------------------------------------------------
Non-deductible write-off of
   purchased in-process research
   and development costs                        26.1           --           --
--------------------------------------------------------------------------------
Effective tax rate                              69.1%        45.5%        45.1%
================================================================================


         As of September 30, 1996, the Company had U.S. federal tax loss carryforwards of $11.2 million and state and local tax loss carryforwards of $16.6 million, which will expire in thirteen to fifteen years and five years, respectively. The U.S. federal tax loss carryforwards are subject to limitations on their use under the Internal Revenue Code. In addition, the Company has foreign tax loss carryforwards of $8.0 million, of which $1.4 million will expire next year, $1.0 million will expire within four to five years, and $5.6 million can be carried forward indefinitely.

9. PREFERRED STOCK

         In March 1993, the Company amended and restated its certificate of incorporation to provide for a total of 2,500,000 shares of preferred stock, par value $0.01, of which 34,800 shares were designated as Series A Preferred Stock, 2,700 shares were designated as Series B Preferred Stock and 2,462,500 shares were undesignated as to series. In April 1993, the Company issued to D&B 34,800 shares of Series A Preferred Stock and 2,700 shares of Series B Preferred Stock. The Series A Preferred Stock was redeemed in connection with the Company's IPO in October 1993. Shares of Series B Preferred Stock automatically converted into Class B Common Stock upon the IPO (see Note 10. Common Stock).

10. COMMON STOCK

         On October 4, 1993, the Company effected an IPO of 21,592,000 shares of its Class A Common Stock (including the exercise of the underwriters' over-allotment option) at $2.75 per share resulting in net proceeds of $53.9 million. A portion of the proceeds was used to redeem the 34,800 shares of the Company's Series A Preferred Stock in the aggregate amount of $34.8 million, plus accrued dividends of $0.2 million. The remainder of the proceeds was used for working capital and other general corporate purposes. The Company's Series B Preferred Stock automatically converted to 1,600,000 shares of Class B Common Stock as of the effective date of the IPO.

         In March 1996, the Company amended its Certificate of Incorporation to increase the authorized number of shares of Common Stock of the Company, from a total of 100,000,000 to 200,000,000 shares of Class A Common Stock and from a total of 800,000 to 1,600,000 shares of Class B Common Stock. Also in March 1996, the Company effected a two-for-one stock split of the Company's Class A and Class B Common Stock by means of a stock dividend. The record date was March 16, 1996 and the distribution date was

March 29, 1996. The Company also effected two-for-one stock splits by means of stock dividends on June 28, 1995 and August 26, 1994. All earnings per share and share data presented herein have been restated retroactively to reflect such splits.

         Class A Common Stock and Class B Common Stock are entitled to one vote per share on all matters to be voted by stockholders, other than the election of directors, and in the election of directors the holders of Class B Common Stock are entitled to four votes per share. Shares of Class B Common Stock are convertible on a share for share basis into shares of Class A Common Stock at any time at the option of the holder and automatically convert upon the first to occur of the following: (i) a sale, pledge, assignment or other transfer of such shares of Class B Common Stock by Cognizant other than a transfer to any parent or subsidiary of Cognizant or transfer that would not change beneficial ownership as defined by Section 13(d) of the Securities Exchange Act of 1934, as amended, or (ii) at any time that the number of shares of voting equity securities of the Company beneficially owned by Cognizant represents less than 50% of the total number of shares of voting equity securities of the Company then outstanding for ten consecutive days.

11. EMPLOYEE STOCK PURCHASE PLANS AND AGREEMENTS

         In January 1993, the Company adopted an employee stock purchase plan (the "1993 Employee Stock Purchase Plan"), and reserved an aggregate of 4,000,000 shares of Class A Common Stock for issuance under this plan. The plan was implemented with an initial offering period commencing effective with the IPO and continuing through June 30, 1994, and continuing in six month offering periods thereafter. The plan permits eligible employees to purchase Class A Common Stock through payroll deductions, which may not exceed 10% of an employee's compensation (or $21,250 in any calendar year), at a price equal to 85% of Class A Common Stock price as reported by NASDAQ at the beginning or end of each offering period, whichever is lower. During 1996, 317,118 shares were issued at an average purchase price of $15.17 per share in conjunction with this plan. At September 30, 1996, 2,461,712 shares were available for offering under the plan.

         On April 25, 1991, the Company adopted an employee stock purchase plan which permitted the Company to sell up to 1,950 shares of Redeemable Preferred Stock at $1,000 per share plus accumulated dividends and 17,600,000 shares of common stock at $0.0195 per share to employees. The terms of the plan required that for each share of preferred stock purchased, 9,041.92 shares of common stock must also be purchased. Employees vested in stock purchased under the terms of the plan ratably over five years from the effective date of purchase of October 9, 1990. If an employee who purchased stock under the terms of the plan ceased to be employed by the Company, the Company at its option could have elected to repurchase the employee's unvested stock at the original cost paid by the employee for such stock and vested stock at a price equal to the fair market value as determined by the Board of Directors on the date of repurchase. In the event that the Company did not repurchase the shares, the Fund could have elected to repurchase the shares on the same terms. The shares of preferred stock issued and outstanding under this plan at September 30, 1992 were redeemed at liquidation value plus accrued dividends. The Fund's repurchase rights terminated in April 1993 in connection with certain transactions among the Company, D&B, and persons and entities associated with the Fund (see Note 2. Related Parties).

         An officer and an executive purchased common and preferred stock in connection with separate stock purchase agreements during 1991. The officer's agreement provided for the purchase of 148.148 shares of Redeemable Preferred Stock and 1,600,000 shares of common stock. The executive's agreement provided for the purchase of 296.296 shares of redeemable preferred stock and 3,200,000 shares of common stock. These shares were purchased at the same price as shares purchased under the employee stock purchase plan described above. Both of the agreements allowed the Company or the Fund, under certain conditions, to repurchase shares acquired under the terms of the stock purchase agreements or acquired by exercised stock options, in the event the officer or executive was no longer employed by the Company. The repurchase price was either the original purchase cost or the fair market value on the repurchase date, as determined by the Board of Directors, based upon certain provisions as outlined in the agreements. The shares of preferred stock issued and outstanding under these agreements at September 30, 1992 were redeemed at liquidation value plus accrued dividends. In April 1993, the officer's common shares became fully vested upon the change in ownership of the Company. The executive sold 2,880,000 shares of common stock in conjunction with the company's IPO in October 1993 (see Note 10. Common Stock).

         The employees agreed to vote common shares acquired under the stock purchase plan and stock purchase agreement, respectively, at the direction of D&B. Under the terms of these agreements, the voting provisions expire on January 20, 2001 with respect to the officer and ten years from the date of stock issuance with respect to the employees. In April 1993, the voting restrictions were released as to all shares vested as of such date upon the closing of the Company's IPO.

         In October 1990, the Company, the Fund, D&B and certain individual investors entered into a shareholders' agreement that requires the parties, among other things, to elect or remove (if requested by D&B) at least two directors designated by D&B, and to elect or remove (if requested by the Fund) a majority of directors as designated by the Fund. The Company also granted D&B the right, under certain conditions, to participate in the purchase of additional shares offered for sale by the Company and the right of first refusal in the event of a proposed sale of substantially all of the Company's business or assets. Stock registration rights were granted by the Company, to the Fund, D&B and certain executives and individuals under the terms of a registration agreement. The agreement granted certain rights to include shares held by the parties to the agreement as part of any proposed public registration of the Company's securities and also gave the parties rights to demand registration of additional shares under certain conditions which would have been effective after an initial public stock offering. The shareholders' agreement was terminated in connection with certain transactions in April 1993 among the Company, D&B and persons and entities associated with the Fund.

12. STOCK OPTIONS AND WARRANTS

         Under the terms of the 1991 Stock Option Plan, (the "Option Plan"), the Board of Directors may grant non-qualified and incentive options, entitling employees to purchase shares of the Company's common stock at the fair market value determined by the Board on the date of grant. The Board can determine the date on which options vest and become exercisable. At September 30, 1996 and 1995, options to purchase 22,800,000 shares of common stock were authorized and 4,152,381 and 6,871,628 options were available for grant, respectively.

         In January 1993, the Company adopted a stock option plan for directors (the "1993 Director Option Plan") and reserved an aggregate of 1,200,000 shares of Class A Common Stock for issuance under this plan. The plan provides for the automatic grant of 120,000 options to purchase shares of Class A Common Stock to each non-employee director upon first becoming a director on or after February 1, 1993, and the automatic grant of an option to purchase an additional 24,000 options to purchase shares of Class A Common Stock annually based on continuous service as a director. In January 1996, the plan was amended to provide for the automatic grant of 15,000 options to purchase shares of Class A Common Stock to each non-employee director upon first becoming a director and the automatic grant of an option to purchase an additional 3,000 options to purchase shares of Class A Common Stock annually based on continuous service as a director. The exercise price of each option granted under the plan is equal to the fair value of the Class A Common Stock at the date of grant. Options granted are subject to cumulative yearly vesting over a three year period after the date of grant and the number of shares to be granted under the amended terms will not be adjusted for any future stock splits. At September 30, 1996 and 1995, 648,000 and 672,000 options were available for grant, respectively.

         In October 1994, the Board of Directors and stockholders of the Company approved the adoption of a Long-Term Stock Option Plan ("the 1994 Long-Term Plan") and the reservation of an aggregate of 7,200,000 shares of Class A Common Stock for issuance thereunder. The purpose of the plan is to provide to senior personnel long-term equity participation in the Company as an incentive to promote the long-term success of the Company. Under the terms of the plan, an aggregate of 6,580,000 options to purchase shares of Class A Common Stock were granted in October 1994 at an exercise price of $7.1875 per share, the fair market value of the Company's stock on such date. In October 1995, an additional 280,000 options to purchase shares were granted at exercise prices of $16.625 to $34.213 per share, the fair market value determined by the Board on the date of grant. All options granted under the plan vest and become fully exercisable five years following the date of grant, based on continued employment, and have a term of ten years from the date of grant assuming continued employment. Vesting and exercisability accelerates upon achievement of certain financial performance targets determined by the Board of Directors. If all financial performance targets are met timely in accordance with parameters as set by the Board in its sole discretion, 25% of the shares granted become exercisable on the first anniversary date following the date of grant and, if subsequent financial performance targets are met for both the first and second fiscal years following the date of grant, a second 25% become exercisable three years following the date of grant. If financial performance targets are met consecutively for all three fiscal years following the date of grant, a third 25% become exercisable on the fourth anniversary date following the date of grant and the final 25% become exercisable on the fifth anniversary following the date of grant. Failure to achieve the specified target or targets for any one fiscal year or consecutive fiscal years can be remedied by achievement of the cumulative target in a succeeding fiscal year or years. Based on fiscal 1995 and 1996 performance, 50% of the first grant will be exercisable on October 1, 1997 and 25% of the second grant will be exercisable on October 1, 1998. Options for the purchase of 750,000 shares were available for grant at September 30, 1996.

A summary of stock option activity under the plans and agreement through September 30, 1996 follows:

--------------------------------------------------------------------------------
                                        Shares Under
                                          Option       Exercise Price
--------------------------------------------------------------------------------
Outstanding at September 30, 1993       11,072,560     $ 0.0195 - $  2.000
     Granted                             3,630,968     $ 3.960  - $  5.844
     Exercised                          (1,172,924)    $ 0.0195 - $  1.375
     Cancelled                            (724,532)    $ 0.0195 - $  4.829
--------------------------------------------------------------------------
Outstanding at September 30, 1994       12,806,072     $ 0.0195 - $  5.844
     Granted                             8,707,672     $ 7.188  - $ 13.875
     Exercised                          (1,838,902)    $ 0.0195 - $  5.844
     Cancelled                            (548,688)    $ 0.0195 - $ 10.282
--------------------------------------------------------------------------
Outstanding at September 30, 1995       19,126,154     $ 0.0195 - $ 13.875
     Granted                             3,665,506     $ 16.625 - $ 34.250
     Exercised                          (3,036,403)    $ 0.0195 - $ 17.689
     Cancelled                            (968,660)    $ 0.0195 - $ 34.250
--------------------------------------------------------------------------
Outstanding at September 30, 1996       18,786,597     $ 0.0195 - $ 35.378
==========================================================================



    Options for the purchase of 4,295,277 and 4,105,202 shares were exercisable at September 30, 1996 and 1995, at prices ranging from $0.0195 to $35.378 per share.

    Shares purchased under the terms of the plans and agreement are subject to repurchase at the fair market value of the shares as determined by the Board of Directors at the repurchase date based on the circumstances as outlined in the option agreements.

    A warrant expiring December 1, 2000 to purchase 600,000 shares of Class A Common Stock at $16.42 per share is held by Cognizant. The warrant was issued in connection with the acquisition of Dataquest.

13. EMPLOYEE BENEFIT AND DEFERRED COMPENSATION PLANS

    The Company has a savings and investment plan covering substantially all domestic employees. The Company contributes amounts to this plan based upon the level of the employee contributions. In addition, the Company also contributes fixed and discretionary amounts based on employee participation and attainment of operating margins specified by the Board. Amounts expensed in connection with the plan totaled $3.2, $2.0 and $1.4 million for the years ended September 30, 1996, 1995 and 1994, respectively.

14. GEOGRAPHIC DATA

    The Company's consolidated revenues are generated primarily through direct sales to clients by domestic and international sales forces, a network of independent international distributors, and to a lesser extent by international joint venture partners. The Company defines "Europe Revenues" as revenues attributable to clients located in England and on the European continent and "Other International Sales" as revenues attributable to all other areas located outside of the United States.

    European international identifiable tangible assets consist primarily of the assets of the European subsidiaries and include the accounts receivable balances carried directly by the subsidiaries located in England, France and Germany. All other European customer receivables are maintained by and therefore are included as identifiable assets of the U.S. operations.

    Summarized information by geographic location is as follows (in thousands):

------------------------------------------------------------------------
Fiscal Year Ended September 30,              1996      1995      1994
------------------------------------------------------------------------
United States:
     Revenues                            $ 253,451  $ 184,615  $ 139,007
     Operating income                    $  26,359  $  33,600  $  38,033
     Identifiable tangible assets        $ 282,201  $ 222,262  $ 176,078
Europe:
     Revenues                            $  98,789  $  71,946  $  55,266
     Operating income                    $  15,968  $   5,330  $     714
     Identifiable tangible assets        $  50,564  $  36,474  $  23,566
Other International:
     Revenues                            $  42,432  $  38,585  $  31,199
     Operating income                    $   7,113  $   4,810  $   5,203
     Identifiable tangible assets        $  18,199  $   8,481  $   5,571


Excluding acquisition-related and non-recurring charges and credits, operating income in the United States was $61.3, $41.8 and $23.4 million for the fiscal years ended September 30, 1996, 1995 and 1994, respectively.

15. SELECTED CONSOLIDATED BALANCE SHEET AND STATEMENTS OF OPERATIONS DATA

A summary of Selected Consolidated Balance Sheet and Statements of Operations Data is set forth below (in thousands):

-----------------------------------------------------------------------------------------------------------------
                                              Balance Sheets Data                   Statements of Operations Data
-----------------------------------------------------------------------------------------------------------------
                                                                       Continuous                           Total
                                             Gross Fees    Deferred    Services           Other       Fiscal Year
                                             Receivable     Revenues   Revenues           Revenues       Revenues
-----------------------------------------------------------------------------------------------------------------
Balance at September 30, 1993                $ 68,477       $ 97,638           --                --
Billings                                      258,151        178,386     $ 33,655          $ 45,204
Acquisition balances                            5,400          7,500           --                --
Cash collections                             (226,088)            --           --                --
Continuous services revenue amortization           --       (144,166)     144,166                --
Other service revenue amortization                 --         (2,447)          --             2,447
-----------------------------------------------------------------------------------------------------------------
Balance at September 30, 1994                 105,940        136,911      177,821            47,651     $ 225,472
                                                                        =========          ========     =========
Billings                                      322,169        232,764       36,163            53,512
Acquisition balances                              997            243           --                --
Cash collections                             (313,257)            --           --                --
Continuous services revenue amortization           --        (199,704)    199,704                --
Other service revenue amortization                 --          (5,767)         --             5,767
-----------------------------------------------------------------------------------------------------------------
Balance at September 30, 1995                 115,849         164,447     235,867            59,279       295,146
                                                                        =========          ========     =========
Billings                                      420,037         329,726      22,071            78,182
Acquisition balances                            3,976           1,663          --                --
Cash collections                             (391,640)             --          --                --
Continuous services revenue amortization           --        (284,471)    284,471                --
Other service revenue amortization                 --          (9,948)         --             9,948
-----------------------------------------------------------------------------------------------------------------
Balance at September 30, 1996               $ 148,222       $ 201,417   $ 306,542          $ 88,130     $ 394,672
=================================================================================================================


    For a description of the Company's revenue recognition policies, see Note 1, Significant Accounting Policies. Continuous services revenues shown above of $306.5, $235.9 and $177.8 million for fiscal 1996, 1995 and 1994, respectively, represent ratable amortization over the contract period, including catch-up adjustments also shown above for the respective fiscal years of $22.1, $36.2 and $33.7 million, to account for certain renewals. Catch-up adjustments occur when there is a lag between the month that a continuous service expires and the month that it is renewed. The Company continues to provide continuous services for a certain period of time after expiration, based on the Company's historical experience that most clients who do not renew prior to expiration do so on a retroactive basis. The Company recognizes no revenues, however, during this period. When a client renews the service on a retroactive basis, the Company records the previously unrecognized revenue as a catch-up adjustment.

Gartner Group, Inc.


REPORTS BY MANAGEMENT AND INDEPENDENT AUDITORS


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

    Management has prepared and is responsible for the integrity and objectivity of the consolidated financial statements and related information included in the Annual Report. The consolidated financial statements, which include amounts based on management's best judgments and estimates, were prepared in conformity with generally accepted accounting principles. Financial information elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

    The Company maintains a system of internal controls designed to provide reasonable assurance at reasonable cost that assets are safeguarded and transactions are properly executed and recorded for the preparation of financial information. The internal control system is augmented with an organizational structure providing division of responsibilities, careful selection and training of qualified financial people and a program of internal audits.

    The Audit Committee of the Board of Directors, composed solely of outside directors, meets regularly with management, internal auditors and our independent accountants to ensure that each is meeting its responsibilities and to discuss matters concerning internal controls and financial reporting. Both the independent and internal auditors have unrestricted access to the Audit Committee.

    The independent auditors for fiscal 1996, KPMG Peat Marwick LLP, and the independent accountants for fiscal years prior to 1996, Price Waterhouse LLP, audit and render an opinion on the consolidated financial statements in accordance with generally accepted auditing standards. These standards include an assessment of the systems of internal controls and tests of transactions to the extent necessary by them to support their opinion.


Manuel A. Fernandez
Chairman, President and Chief Executive Officer



John F. Halligan
Executive Vice President, Chief Financial Officer,
Treasurer and Corporate Secretary



INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Gartner Group, Inc.:

We have audited the accompanying consolidated balance sheet of Gartner Group, Inc. and its subsidiaries as of September 30, 1996 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Gartner Group, Inc. and its subsidiaries as of September 30, 1995 and for each of the years in the two-year period ended September 30, 1995 were audited by other auditors whose report, dated November 1, 1995, except as to the Dataquest acquisition discussed in Note 3, which is as of January 25, 1996 and the stock split discussed in Note 10, which is as of March 29, 1996, expressed an unqualified opinion on those statements.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gartner Group, Inc. and its subsidiaries as of September 30, 1996 and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.





KPMG Peat Marwick LLP

Stamford, Connecticut
October 31, 1996

Gartner Group, Inc.
SELECTED CONSOLIDATED FINANCIAL DATA
(In thousands, except statistical and per share data)

----------------------------------------------------------------------------------------------------------------------------
Fiscal Year Ended September 30,                       1996             1995            1994            1993             1992 (1)
----------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
     Continuous services                         $ 306,542        $ 235,867       $ 177,821       $ 143,591        $  85,079
     OTHER                                          88,130           59,279          47,651          31,731           15,274
----------------------------------------------------------------------------------------------------------------------------
     TOTAL REVENUES                                394,672          295,146         225,472         175,322          100,353
Total costs and expenses                           345,232          251,406         181,522         161,704           98,304
----------------------------------------------------------------------------------------------------------------------------
Operating income                                    49,440           43,740          43,950          13,618            2,049
Interest, net                                        3,665            2,271              (2)         (4,395)          (6,503)
----------------------------------------------------------------------------------------------------------------------------
Income (loss) before minority interest,
     income taxes and extraordinary item            53,105           46,011          43,948           9,223           (4,454)
Minority interest                                      (25)             (98)             --              --               --
----------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and
     extraordinary item                             53,130           46,109          43,948           9,223           (4,454)
Provision for income taxes                          36,692           20,948          19,891           5,979            1,075
----------------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary item             16,438           25,161          24,057           3,244           (5,529)
Extraordinary item--loss from
early extinguishment of long-term debt
     (net of tax benefits of $350)                      --               --              --            (765)              --
----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                $  16,438        $  25,161       $  24,057       $   2,479        $  (5,529)
============================================================================================================================

NET INCOME (LOSS) PER COMMON SHARE:
     Primary:
       Income (loss) before extraordinary item   $     .17        $     .27       $     .25       $     .04        $    (.10)
       Extraordinary item                               --               --              --            (.01)              --
----------------------------------------------------------------------------------------------------------------------------
     Net income (loss)                           $     .17        $     .27       $     .25       $     .03             (.10)
============================================================================================================================
Fully diluted:
     Income (loss) before extraordinary item     $     .17        $     .26       $     .25       $     .04        $    (.10)
     Extraordinary item                                 --               --              --            (.01)              --
----------------------------------------------------------------------------------------------------------------------------
     Net income (loss)                           $     .17        $     .26       $     .25       $     .03        $    (.10)
============================================================================================================================
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents,
marketable securities                            $ 126,809        $  95,414       $  52,855       $   8,214        $  12,277
Fees receivable, net                               143,762          112,159         102,509          65,699           35,031
Other current assets                                39,579           28,655          22,940          15,224           10,372
----------------------------------------------------------------------------------------------------------------------------
     Total current assets                          310,150          236,228         178,304          89,137           57,680
Intangibles and other assets                       133,958           96,678          87,619          81,962           51,809
----------------------------------------------------------------------------------------------------------------------------
Total assets                                     $ 444,108        $ 332,906       $ 265,923       $ 171,099        $ 109,489
============================================================================================================================
Current portion of long-term obligations         $      --        $   6,725       $   5,877       $     952        $   6,511
Deferred revenues                                  198,952          161,001         131,031          94,399           51,550
Other current liabilities                           92,456           87,483          62,829          45,735           32,368
----------------------------------------------------------------------------------------------------------------------------
     Total current liabilities                     291,408          255,209         199,737         141,086           90,429
Long-term obligations,
excluding current maturities                            --               --           6,419           4,952           32,789
Long-term deferred revenues                          2,465            3,446           5,880           3,239               --
Stockholders' equity (deficit)                     150,235           74,251          53,887          21,822          (13,729)
----------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity       $ 444,108        $ 332,906       $ 265,923       $ 171,099        $ 109,489
============================================================================================================================
September 30,                                       1996             1995            1994           1993              1992
----------------------------------------------------------------------------------------------------------------------------
Contract value(2)                                 $389,969         $303,231        $224,390       $172,481          $105,930
Client organizations(3)                              7,463            5,500           4,460          3,639             2,778
Client memberships(3)(4)                            28,867           19,219          14,779         11,362             9,421

----------------
 (1) Does not include the results of Dataquest, Inc. as the Company and Dataquest, Inc. were not under common control of Dun & Bradstreet, Inc.

 (2) Contract value, as measured by the Company, represents the annualized subscription fees under all continuous service contracts in effect at a given point in time, without regard to the duration of the contracts outstanding at such time.

 (3) Information provided for fiscal 1992, 1993, 1994 and 1995 does not include Dataquest, Inc.

 (4)  Represents the number of units of continuous services sold.

Gartner Group, Inc.
QUARTERLY FINANCIAL DATA
(In thousands, except per share data)

Unaudited
-------------------------------------------------------------------------------------------------------------
Fiscal Year 1996                                       1st            2nd            3rd           4th(1)
-------------------------------------------------------------------------------------------------------------
Revenues                                            $ 96,474       $ 90,834       $ 97,406       $ 109,957
Operating income (loss)                             $ 19,335       $ 19,722       $ 21,203       $ (10,821)
Net income (loss)                                   $ 11,493       $ 11,712       $ 12,621       $ (19,388)
Primary net income (loss) per common share(3)       $    .12       $    .12       $    .13       $   (.19 )


-------------------------------------------------------------------------------------------------------------
Fiscal Year 1995                                       1st           2nd            3rd            4th(2)
-------------------------------------------------------------------------------------------------------------
Revenues                                            $ 71,306       $ 65,539       $ 76,409       $ 81,892
Operating income                                    $ 13,306       $ 12,098       $ 12,920       $  5,416
Net income                                          $  7,635       $  7,277       $  7,474       $  2,775
Primary net income per common share                 $    .08       $    .08       $    .08       $    .03

-------------------------------
 (1) Includes $33.2 million of charges related to the acquisition of J3 Learning, Inc.

 (2)  Includes $8.8 million of non-recurring charges.

 (3) The aggregate of the four quarters' primary net income per common share does not total the reported full fiscal year amount due to rounding.


49