Form 10-K, Exhibit 13
period 1999-09-30
GARTNER GROUP INC
filed 1999-12-22
CIK 749251

1999 ANNUAL REPORT

                                  FACE TO FACE

                                    [GRAPHIC]

[GARTNERGROUP LOGO]

GartnerGroup helps clients achieve business success

through the intelligent and efficient use of technology.

FINANCIAL HIGHLIGHTS

(IN THOUSANDS EXCEPT PER SHARE, EMPLOYEE AND CLIENT DATA)

FISCAL YEAR ENDED SEPTEMBER 30,     1999         1998         1997          1996        1995
--------------------------------------------------------------------------------------------
TOTAL REVENUES                  $734,234     $641,957     $511,239      $394,672    $295,146
ONGOING REVENUES (1)            $734,234     $623,881     $489,925      $382,453    $293,845
NET INCOME (2)                  $107,386     $ 98,249     $ 73,130      $ 50,534    $ 30,001
DILUTED EARNINGS PER SHARE (2)  $   1.02     $   0.93     $   0.71      $   0.51    $   0.32

CASH PROVIDED BY OPERATIONS     $128,819     $ 97,795     $ 87,157      $ 65,689    $ 66,966

EMPLOYEES                          3,402        2,972        2,885         2,129       1,175
CLIENT ORGANIZATIONS (3)           9,692        9,144        8,124         7,241       5,500
--------------------------------------------------------------------------------------------

(1) EXCLUDES GARTNERLEARNING REVENUE, A UNIT SOLD DURING FISCAL 1998.

(2) NORMALIZED TO EXCLUDE OTHER CHARGES, ONE-TIME INCOME TAX BENEFIT AND ACQUISITION AND DISPOSITION-RELATED CHARGES.

(3) EXCLUDES DATAPRO AND GARTNERLEARNING. FISCAL 1995 INFORMATION DOES NOT INCLUDE DATAQUEST.

[PHOTO OF MICHAEL D. FLEISHER]

MICHAEL D. FLEISHER  CHIEF EXECUTIVE OFFICER

LETTER TO OUR SHAREHOLDERS

Although this past fiscal year was a challenging and tumultuous time for GartnerGroup, our ongoing revenues grew a solid 18 percent to $734 million. Diluted earnings per share, excluding charges, rose 10 percent to $1.02 per share.

These results were below Wall Street's expectations and triggered a decline in our stock price. In addition, the complex spinoff of IMS Health's equity stake in GartnerGroup, while positive for the company, was a cumbersome and difficult process.

Despite these recent disappointments and distractions, GartnerGroup today faces a huge market opportunity that it is exceptionally well positioned to exploit.

The impending explosion of business-to-business e-commerce will create unprecedented market need for the research and services GartnerGroup can offer.

o Senior business executives -- and I mean all business executives in every function, in every industry, around the globe -- have a tremendous need for advice on how to use technology to build better businesses. At the same time, information technology (IT) vendors require advice on market and technology directions and the needs of their customers. We are the best company in the world to supply this type of advice.

o As the early experiments with e-commerce have turned into substantive business opportunities, building robust, scalable systems that connect with core legacy systems has become an absolute imperative. Helping clients successfully meet this challenge is one of GartnerGroup's greatest strengths.

o The pendulum has clearly swung from Web applications being built and maintained in marketing organizations to their being built, maintained and made robust by chief information officers and their teams -- the very people who constitute the vast majority of our clients.

o The new business process of "build and adapt" has created tremendous demand for timely, thought-leading research and personalized services that will enable our clients to execute rapid go-to-market strategies.

The impending explosion of business-to-business e-commerce will create unprecedented market need for GartnerGroup's research and services.

It is clear that the market is coming to us in a powerful way.

GartnerGroup is determined to take full advantage of this opportunity by focusing on three strategic imperatives to support our future success in the marketplace.

o Extend our world-class research capability

o Dramatically grow our services business

o Enhance our Internet delivery capability

In fiscal 2000, we will be making significant incremental investments over 1999 levels to drive these initiatives.

o Provocative thought leadership through world-class research will continue to be the vital core that powers the rest of our business. To address the exploding e-business opportunity, we will continue to build on our current team of 245 e-business experts by aggressively hiring additional analysts who possess the exceptional knowledge, insight and experience that is our standard.

o Helping our clients move from strategy to results increasingly involves more than just delivering research. We will meet this demand for higher levels of personalized, face-to-face assistance by aggressively investing in and growing our services business.

o Web technologies continue to revolutionize the delivery of content. To ensure that we take full advantage of the powerful new methods made possible by the Web, we will make significant investments in rearchitecting GartnerGroup's Web delivery capability, and will redesign our research process to deliver into a Web-based paradigm.

In 1979, GartnerGroup invented the IT advisory business. In the 20 years since our founding, we have built a remarkable company that uniquely serves 9,600 worldwide client organizations that tremendously value our services. We have an exploding market opportunity that we are well positioned to exploit. We have 3,400 passionate, dedicated and talented employees who are culturally diverse and globally situated, and who all share a common mission: to help our clients achieve business success through the intelligent and efficient use of technology.

No other company in the world can do that as well as GartnerGroup, the business technology advisor.


/s/ Michael D. Fleisher

Michael D. Fleisher
Chief Executive Officer

                                  Face to Face

Today's IT and business executives look to GartnerGroup for customized advice delivered face-to-face, through inquiries to our analysts, through on-site engagements with our consultants, through participation in our conferences and through gartner.com.

                                    [PHOTOS]

GartnerGroup Research A Trusted Source of Provocative, Actionable Thought
                      Leadership

As sources of information about IT and business have proliferated in recent years, GartnerGroup has remained the leader in the IT advisory services business for a number of compelling reasons.

Our research is rigorously pursued through a dynamic process that frames issues, forms hypotheses, challenges assumptions and draws conclusions. Findings are presented in a form that is easily digested by clients, and that has been proven to be highly accurate and actionable.

The breadth and depth of our research coverage enables our clients to remain on the cutting edge of technology issues. In 1999, for example, GartnerGroup identified the concept of zero latency, reported on the progress of Windows 2000, published the e-business Opportunity/Threat Model, identified the five phases of e-business computing and defined the worldwide e-commerce market opportunity. Our research products generated revenue of $479 million in fiscal 1999.

[PHOTO]

Business-to-business e-commerce will grow to $3.1 trillion in 2004. Business-to-consumer e-commerce will grow to $380 billion by 2003.

Our 800 expert analysts provide our clients with a comprehensive and detailed look at the entire IT landscape. We project industry and technology trends, forecast and size IT markets, evaluate and comment on IT products and vendors, share industry best practices, and translate hype into business reality. We don't just follow today's latest fads. We track virtually everything our clients want and need to know -- today and in the future -- about using IT to make their businesses more successful.

GartnerGroup has delivered research to clients via electronic media since 1993. As Web technologies evolve and improve, we will continue to upgrade our Internet delivery capability to ensure that our clients gain faster and easier access to our expertise.

Providing independent, objective advice is the core of our business. In a world increasingly populated by self-serving information, our clients highly value the simplicity of this agenda.

GartnerGroup Services Helping Clients Move From Strategy to Results

Nothing happens in business today without IT. Regardless of industry, function or geography, the intelligent use of technology is at the top of every executive's agenda.

This marriage of technology and business, the need for rapid decision-making, and the complexity of the IT/business environment, have all combined to create an explosive increase in the demand for personalized, face-to-face advice. GartnerGroup Services enables our clients to apply our vast knowledge of IT to their specific situation.

The services component of global IT spending is projected to grow to $722 billion by 2003.

For more than six years, GartnerGroup has provided personalized, customized consulting that helps our clients to architect, evaluate and monitor IT solutions. Three components

                                    [PHOTOS]

80 global locations.
9,600 client organiza-
tions. 3,400 employ-
ees. 1,500 CIOs. 800
sales professionals.
1,200 analysts and
consultants who aver-
age 15 years of indus-
try experience. 15,000
Symposia attendees.
150,000 client inquiries.

                                                 [PHOTO OF RICHARD E. ELDH, JR.]

RICHARD E. ELDH, JR. EXECUTIVE VICE PRESIDENT WORLDWIDE SALES, EVENTS AND MARKETING of our services organization -- Performance Management, Strategic Workshops and Consulting -- generated fiscal 1999 revenues of $150 million.

GartnerGroup Services possesses a number of unique competitive advantages that enable it to thrive in this business:

o Its 400 consultants have immediate access to constantly refreshed, up-to-the-minute research supplied by GartnerGroup analysts around the world. This enables the consultants to bring GartnerGroup's knowledge and perspective to every engagement without having to re-create it at a client's expense.

o Since less than 15 percent of our research clients are services clients, an immediate prospect base exists of more than 8,000 enterprises.

o In fiscal 1999, GartnerGroup Services completed more than 2,000 engagements in areas ranging from e-business strategy to measuring the effectiveness and efficiency of manufacturing operations.

o GartnerGroup Services possesses an unmatched level of trust, independence and objectivity that is derived from long-standing client relationships and the absence of any hidden agenda.

GartnerGroup Events Clients and Analysts Face to Face

When IT professionals need in-depth, comprehensive knowledge, they attend GartnerGroup events around the globe for industry-leading insight and actionable advice on the most important developments in IT.

GartnerGroup Events, like GartnerGroup Services, is ultimately powered by the vast knowledge base developed by our research organization. Delivering conference content that is internally produced and controlled by GartnerGroup research analysts enables our events to maintain a level of quality, clarity and consistency that is unmatched in the industry. Our clients registered their strong approval of our conferences by driving dramatic growth of 54 percent in this business to a total of $76 million in revenue in fiscal 1999.

                                    [PHOTO]

GartnerGroup Symposium/ITxpo, our flagship event, is the premier strategic planning conference in the IT industry. Last year, 15,000 senior executives attended Symposia in four international locations. They were able to choose from scores of sessions, and received an unparalleled look into the future of IT. Symposium attendees have described the experience as equivalent to "receiving an MBA in IT."

Exhibit and sponsorship sales are also a strong growth component of GartnerGroup Events. The high quality of our attendees as prospective customers makes a compelling case for IT vendors to participate in our events. Vendor exhibit opportunities are uniquely structured to add value for our attendees, while fitting within our framework of independence and vendor neutrality.

GartnerGroup events deepen our client relationships and drive growth throughout our business.

[PHOTO]

The GartnerGroup Difference The Power of Reach

Business, ultimately, is about relationships. Whether those relationships happen face-to- face over a cup of coffee, or over a fiber-optic cable, it is the depth, durabililty and dynamism of a company's relationships that ultimately determine its power in the marketplace, and its future as a business.

GartnerGroup's strength stems from the enormously powerful web of relationships we have built during our 20 years in business. Our 1,200 analysts and consultants and 800 sales professionals form a critical core of knowledge and experience. The long-standing and intimate relationship between these employees and our clients creates the unique GartnerGroup difference.

In 1999, we answered more than 150,000 client inquiries. Each inquiry is an opportunity for us to grow client relationships and to foster a two-way forum that enables a sharing of information, perspective, insight and knowledge.

Our relationships with more than 1,500 chief information officers worldwide provide a powerful endorsement for GartnerGroup as an essential element of their decision-making

                                    [PHOTO]

From our position, it is clear that the market is coming to us in a powerful way.

                                    [PHOTOS]
process. The feedback and input we receive from these executives provide critical input into the ongoing development of our research agenda.

Web technology is providing important new ways to dramatically improve an interactive flow of information between GartnerGroup and its clients. In the coming months and years, clients will experience a significant improvement in their ability to easily access our knowledge base. Enhanced search tools and navigation will speed access to relevant research, while on-line client service support will improve access to analysts for inquiries. The Web will also enable important and revolutionary new means of interaction between GartnerGroup and its community of clients and will give clients the tools to apply our knowledge to their business objectives.


[PHOTO]

[PHOTO]

REGINA M. PAOLILLO CHIEF FINANCIAL OFFICER

INVESTING FOR GROWTH

This was a year of significant change for GartnerGroup. We took a number of important steps focused on building the future of our business. As a result, we will be a stronger, more dynamic corporation going forward.

We completed the long-planned spinoff of IMS Health's 47 percent equity stake in GartnerGroup. Approved by GartnerGroup shareholders in July, the spinoff resulted in a new capital structure, created a more diversified shareholder base, and gave the company needed flexibility. Components of the transaction included the payment of a special cash dividend, the creation of a new class of stock -- Class B Common Stock -- and the repurchase of 19.9 percent of the total outstanding shares of GartnerGroup. In August, we completed the repurchase of approximately 16 million shares via a Dutch tender offer and plan to repurchase an additional 5 million shares on the open market in fiscal 2000. To finance the dividend and repurchases, GartnerGroup obtained a $500 million credit facility led by Chase Manhattan Bank and Credit Suisse First Boston with the participation of other financial institutions.

Our fiscal 2000 investments will support the strategic imperatives outlined in Michael Fleisher's letter and will fuel our future plans for accelerated growth. In our research unit, we will focus on retaining, attracting and recruiting the finest analysts and e-business experts in the world. We plan to add more than 200 consultants to our services organization in response to growing client demand, and will augment our sales force by expanding our product solutions unit. Finally, we will enhance our Web capabilities by developing software and tools that encourage clients to have a more interactive experience with our research, the experts behind that research and the wider community of GartnerGroup clients.

I am very excited about the opportunity to contribute to our success in the role of chief financial officer. I am confident that our employees, through their continued dedication, loyalty and support of our vision, will lead us to new heights in 2000 and beyond.


/s/ Regina M. Paolillo

Regina M. Paolillo
Chief Financial Officer

FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS                                          18

CONSOLIDATED BALANCE SHEETS                                                   26

CONSOLIDATED STATEMENTS OF OPERATIONS                                         27

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY                    28

CONSOLIDATED STATEMENTS OF CASH FLOWS                                         30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                    31

REPORT BY MANAGEMENT                                                          46

INDEPENDENT AUDITORS' REPORT                                                  46

SELECTED CONSOLIDATED FINANCIAL DATA                                          47

CORPORATE DIRECTORY                                                           48

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW

Total revenues for the Company for 1999 were $734.2 million, up 14% from $642.0 million for 1998. Current year revenue growth consisted of an 11% increase in research revenue, a 35% increase in services revenue, a 54% increase in events revenue and a 3% decrease in other revenue. Ongoing revenue, which is revenue excluding GartnerLearning, increased $110.4 million or 18% in 1999 from the prior year. During 1999, the Company changed its revenue presentation to the above mentioned categories to better align revenue recognition methodologies and reportable segments. Research encom- passes products which, on an ongoing basis, highlight industry developments, review new products and technologies, provide quantitative market research, and analyze industry trends within a particular technology or market sector. The Company typically enters into annually renewable subscription-based contracts for research products. Revenue from research products is recognized as products are delivered and as the Company's obligation to the client is completed over the contract period. Services revenue, primarily derived from consulting and measurement engagements, is recognized as work is performed on a contract by contract basis. Events revenue is deferred and recognized upon the completion of the related symposium, exposition or conference.

         Given the new revenue presentation, the Company has developed the following business measurements to complement its total contract value measurement. The Company believes these business measurements reflect the volume of business within each revenue category at a given point in time.

Revenue Category    Business Measurement

Research Contract value attributable to all subscription-based research products with ratable revenue recognition. Contract value is calculated as the annualized value of the referred to product or service contracts in effect at a given point in time, without regard to the duration of such contracts outstanding at such time. Research contract value increased 10% to approximately $560.8 million at September 30, 1999 from $511.4 million at September 30, 1998.
--------------------------------------------------------------------------------
Services Services backlog represents future revenue to be derived from in-process consulting and measurement engagements. Services backlog increased 68% to approximately $71.6 million at September 30, 1999 from $42.7 million at September 30, 1998.
--------------------------------------------------------------------------------
Events Deferred revenue directly related to symposia, expositions and conferences. Deferred revenue from events increased 66% to approximately $51.4 million at September 30, 1999 from $31.0 million at September 30, 1998, primarily due to symposium and ITxpo events that will be held in the first quarter of fiscal 2000.
--------------------------------------------------------------------------------

         Total Company contract value, which includes subscription-based research products, measurement and certain other products, increased 15% to approximately $684.6 million at September 30, 1999 versus the same date last year. The Company believes that total value has been a significant measure of the Company's volume of business. Historically, a substantial portion of client companies have renewed these services for an equal or higher level of total payments each year. Total deferred revenues of $355.6 million and $291.1 million at September 30, 1999 and 1998, respectively, as presented in the Company's Consolidated Balance Sheets, represent unamortized revenues from billed research products, services and events. Total deferred revenues do not directly correlate to contract value as of the same date since contract value represents an annualized value of all outstanding contracts without regard to the duration of such contracts, and deferred revenue represents unamortized revenue remaining on outstanding and billed contracts.

         Historically, the Company has realized significant renewals and growth in contract value at the end of each quarter. The fourth quarter of the fiscal year typically is the fastest growth quarter for contract value and the first quarter of the fiscal year typically represents the slowest quarter for growth in contract value as it is the quarter in which the largest amount of contact renewals are due. As a result of the quarterly trends in contract value and overall business volume, fees receivable, deferred revenues, deferred commissions and commissions payable reflect this activity and typically show substantial increases at quarter end, particularly at fiscal year end. All contracts are billable upon signing, absent special terms granted on a limited basis from time to time. All contracts are non-cancelable and non-refundable, except for government contracts which have a 30-day cancellation clause, but have not produced material cancellations to date. The Company's policy is to record at the time of signing of a contract the entire amount of the contract billable as deferred revenue and fees receivable. The Company also records the related commission obligation upon the signing of the contract and amortizes the corresponding deferred commission expense over the contract period in which the related revenues are earned and amortized to income.

         Historically, research revenues have increased in the first quarter of each fiscal year over the immediately preceding quarter primarily due to increased contract value at the end of the prior fiscal


18  GARTNER GROUP, INC.

year. Events revenues have increased similarly due to annual conferences and exhibition events held in the first quarter. Additionally, operating income margin (operating income as a percentage of total revenues) typically improves in the first quarter of the fiscal year versus the immediately preceding quarter due to the increase in research revenue upon which the Company is able to further leverage its selling, general and administrative expenses, plus operating income generated from the first quarter Symposia and ITxpo exhibition events. Operating income margin generally is not as high in remaining quarters of the fiscal year because the Company has typically increased operating expenses for required growth and because the operating income margins from the ITxpo conferences in the first fiscal quarter are higher than on conferences held later in the fiscal year.

         Operating income in 1999 was $131.0 million, net of $30.1 million in other charges. Excluding the effect of other charges in 1999 and acquisition-related and other charges in 1998, operating income increased 7% to $161.1 million from $150.9 million. Operating income, excluding these charges, has increased, in large part, due to revenue growth in consulting and events.

         Diluted net income per common share was $0.84 in both 1999 and 1998. Excluding other charges and a one-time tax benefit in 1999, and the loss on the sale of GartnerLearning and other charges in 1998, diluted net income per common share increased to $1.02 in 1999 from $0.93 in 1998, an increase of 10%.

         Lastly, during 1999 the Company undertook a recapitalization which effectively separated the Company from its significant shareholder, IMS Health Incorporated. The recapitalization resulted in the creation of a new class of common stock, the payment of a nonrecurring cash dividend of $125.0 million, the purchase of approximately 15% of the Company's outstanding common stock under the terms of a Dutch Auction tender offer and the requirement to purchase 5,166,691 additional shares in the open market by July 2001 and the assumption of $250.0 million of long-term debt (see Note 2--Recapitalization in the Notes to Consolidated Financial Statements).

ANALYSIS OF OPERATIONS

The following table sets forth certain results of operations as a percentage of revenues:

FISCAL YEAR ENDED SEPTEMBER 30,   1999          1998         1997
-------------------------------------------------------------------------------
PERCENT OF REVENUES:
REVENUES:
   RESEARCH                         65%           68%          68%
   SERVICES                         21            17           17
   EVENTS                           10             8            7
   OTHER                             4             5            4
   LEARNING                         --             2            4
-------------------------------------------------------------------------------
      TOTAL REVENUES               100           100          100
-------------------------------------------------------------------------------
COSTS AND EXPENSES:
   COST OF SERVICES AND
      PRODUCT DEVELOPMENT           40            39           40
   SELLING, GENERAL AND
      ADMINISTRATIVE                34            34           34
   ACQUISITION-RELATED CHARGE       --             1           --
   OTHER CHARGES                     4             0           --
   DEPRECIATION                      3             3            2
   AMORTIZATION OF INTANGIBLES       1             1            1
-------------------------------------------------------------------------------
      TOTAL COSTS AND EXPENSES      82            78           77
-------------------------------------------------------------------------------
OPERATING INCOME                    18            22           23

INTEREST INCOME, NET                 1             2            1
-------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES          19            24           24
PROVISION FOR INCOME TAXES           7            10           10
-------------------------------------------------------------------------------
NET INCOME                          12%           14%          14%
-------------------------------------------------------------------------------

FISCAL YEAR ENDED SEPTEMBER 30, 1999 VERSUS
FISCAL YEAR ENDED SEPTEMBER 30, 1998

Total revenues increased 14% to $734.2 million in 1999 from $642.0 million in 1998. Revenues from research products increased 11% in 1999 to $479.0 million compared to $433.1 million in 1998 and comprised approximately 65% and 68% of total revenues in fiscal 1999 and 1998, respectively. Services revenue, consisting primarily of consulting and measurement engagements, increased 35%, to $149.8 million in 1999 as compared to $111.0 million in 1998 and comprised approximately 21% of total revenue in 1999 versus 17% in 1998. Events revenue was $75.6 million in 1999, an increase of 54% over $49.1 million in 1998. Other revenues, consisting principally of software licensing fees, experienced a slight decrease to $29.8 million in 1999 from $30.7 million in 1998. Although the rate of growth in Company revenue slowed in 1999, the increase in total revenues reflected the ability of the Company to gain client acceptance of new products and services, increase sales penetration into new and existing clients and develop incremental revenues from current and prior year acquisitions. Pricing pressures in our traditional research products from smaller competitors with lower profit margins and less robust product suites have contributed to the slowed rev-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

enue growth rate. Services backlog increased 68% to approximately $71.6 million at September 30, 1999 and represents future revenues that will be recognized from in-process consulting and measurement engagements. Recent acquisitions, which include Griggs-Anderson, Inc. and The Warner Group, provide to our consulting services both an increased strategic presence and an increased capability to meet demand.

         The Company has three defined geographic market areas: United States and Canada, Europe and Other International. Revenues from sales to United States and Canadian clients increased 14% to $471.8 million in fiscal 1999 from $415.6 million in fiscal 1998. Revenues from sales to European clients increased 22% to $212.1 million in fiscal 1999 from $173.8 million in fiscal 1998. Sales to Other International clients have decreased by 4% to $50.3 million in fiscal 1999 from $52.6 million in fiscal 1998. This decrease was caused primarily by the general unfavorable economic climate in the Asian markets. Revenue in Europe, primarily in the Research area, increased as a result of continuing investments to expand penetration of this market, off set in part by lower than expected growth in measurement revenues.

         The Company's sales strategy is to continue to extend the Company's sales channels to clients with revenues ranging from $150 million to $2 billion, maintain its focus on large customers and to expand total sales and services to the Company's key clients. The Company continues to make investments in direct sales personnel and distributor relationships in Europe and the Other International markets and intends to pursue continued expansion of operations outside of the United States in fiscal 2000. In addition, the Company will make investments in its Web capabilities as a channel for growth and as a delivery medium for products and services.

         Operating income decreased 9% to $131.0 million in fiscal 1999 from $143.5 million in fiscal 1998. Excluding acquisition-related and other charges, operating income in fiscal 1999 increased 7%. Excluding such charges in 1999 and 1998, the United States and Canada experienced an increase of 7% and Europe experienced a 19% growth rate. Other International markets experienced a decline of 24% primarily from a decrease in revenue. Operating income has remained favorable as a result of continuing revenue growth that has allowed the Company to develop new products and services and to gain economies of scale through the leveraging of its resources (additional revenues have been generated using essentially the same resources). However, operating contribution margin, excluding acquisition-related and other charges, decreased in fiscal 1999 to 22% from 23% in fiscal 1998. This decrease was due to, in part, higher growth in lower margin consultative services. In addition, operating contribution margin from services in 1999 declined primarily from lower margin acquisitions.

         Costs and expenses, excluding acquisition-related and other charges, increased to $573.1 million in 1999 from $491.1 million in 1998, and increased slightly as a percentage of total revenue to 78% in 1999 from 77% in 1998. Cost of services and product development expenses were $289.1 million and $247.9 million for 1999 and 1998, respectively. This increase over the prior fiscal year reflects the additional support required for the growing client base, costs associated with acquired businesses and continued product development costs. The increase in cost of services and product development expenses, as a percentage of total revenues, is primarily attributable to increasing pricing pressure in research products, continuing growth in personnel costs associated with the development of new products and services and the delivery of products and services to broader markets.

         Selling, general and administrative expenses increased to $252.4 million from $215.9 million for fiscal 1999 and 1998, respectively, due to the Company's continuing expansion of worldwide distribution channels and the resulting commissions earned on the revenue generated. Although the Company has added general and administrative resources to support the growing revenue base, selling, general and administrative expenses have remained consistent at 34% of total revenues for fiscal 1999 and 1998, respectively. Costs and expenses in fiscal 2000 will be impacted both by the remaining amounts earned by employees under the Company's retention incentive program as well as the fiscal 2000 performance-related variable compensation expense expected to be incurred.

         Other charges in fiscal 1999 consisted of $9.2 million of legal and advisory fees related to the recapitalization (see Note 2--Recapitalization in the Notes to Consolidated Financial Statements), $14.2 million of costs, primarily severance related, incurred as part of strategic reduction in force initiatives and $6.7 million of bonuses paid in relation to a retention incentive plan approved by the Board of Directors in response to the recapitalization and reorganization. Costs and expenses were favorably impacted in 1999 through the elimination of variable costs linked to financial performance.

         Depreciation expense increased to $21.6 million in fiscal 1999 from $17.9 million in fiscal 1998, primarily due to capital spending required to support business growth. Additionally, amortization of intangibles increased by $0.7 million in fiscal 1999 as compared to fiscal 1998, reflecting primarily goodwill associated with fiscal 1999 and 1998 acquisitions.

         Interest income, net, decreased to $8.3 million in fiscal 1999 from $9.6 million for fiscal 1998. This resulted primarily from interest expense of $1.2 million on debt facility borrowings of $250.0 million related to the recapitalization.

         Provision for income taxes decreased by 19% or $11.8 million to $51.0 million in 1999 from $62.8 million in 1998. The effective tax rate was 37% and 42% for 1999 and 1998, respectively. In 1999,


20  GARTNER GROUP, INC.

the Company incurred $8.6 million of non-deductible recapitalization costs during the year, the tax effect of which was approximately offset by a one-time income tax benefit of $2.5 million related primarily to the settlement of certain tax examinations in the second quarter. Absent nondeductible costs, the one-time income tax benefit and additional taxes incurred in fiscal 1998 related to the sale of GartnerLearning, the effective rate was 37% for 1999 and 39% for 1998. The decrease of two percentage points was achieved primarily through the utilization of tax loss and credit carryforwards and ongoing tax planning initiatives. A more detailed analysis of the changes in the provision for income taxes is provided in Note 12 of the Notes to Consolidated Financial Statements.

FISCAL YEAR ENDED SEPTEMBER 30, 1998 VERSUS
FISCAL YEAR ENDED SEPTEMBER 30, 1997

Total revenues increased 26% to $642.0 million in 1998 as compared to $511.2 million in 1997. Revenues from research products increased 24% in 1998 to $433.1 million compared to $349.6 million in 1997 and comprised approximately 68% of total revenues in both 1998 and 1997. Services revenue increased 31% to $111.0 million in 1998 as compared to $84.6 million in 1997 and comprised approximately 17% of total revenues in both 1998 and 1997. Events revenue was $49.1 million in 1998, a 43% increase over $34.3 million in 1997. Revenue from the learning business decreased 15% in 1998 to $18.1 compared to $21.3 in 1997 and comprised approximately 3% of revenues in 1998 versus 4% in 1997. The increase in revenues reflects continued client acceptance of new products and services, sales penetration into new and existing clients and incremental revenue from acquisitions completed in fiscal 1998 and fiscal 1997 (primarily Computer &Communications Information Group, Inc. (dba Datapro Information Services)). The decrease in learning revenue was primarily the result of the sale of GartnerLearning in the fourth quarter of fiscal 1998. Other revenues, consisting principally of software licensing fees, increased 43% to $30.7 million in 1998 as compared to $21.4 million in the prior year. The increase was primarily attributable to the introduction of total cost of ownership software products related to the Company's acquisition of Interpose, Inc. during 1998.

         The rate of growth in research revenues continued to be strong in the United States and Canada and in Europe. Revenues from sales to United States and Canadian clients increased 22% to $415.6 million in 1998 from $339.3 million in 1997. Revenues from sales to European clients increased 31% to $173.8 million in 1998 from $132.2 million in 1997. Sales to Other International clients, primarily in the Asian and South American markets areas, increased by 32% to $55.2 million in 1998 from $39.7 million in 1997.

         Operating income increased 23% to $143.5 million in 1998 compared to $116.6 million in 1997. Excluding acquisition-related and other charges, operating income in 1998 increased 29%. The Company experienced growth in operating income in 1998 in each of the three defined geographic markets, United States and Canada, Europe and Other International of 20%, 6% and 185%, respectively. Lower growth rates in Europe reflect the contribution of lower margin acquisitions. Operating income, as a percentage of total revenues was 23% for 1998 and 1997, after excluding the above mentioned charges. The decrease in Europe was caused primarily by an increase in operating costs incurred to support operations as well as cost associated with acquisition integration. Operating income increased as a result of solid revenue growth coupled with controlled spending that allowed the Company to gain economies of scale through the leveraging of its resources (additional revenues have been generated using essentially the same resources). The Company's continued focus on margin improvement favorably impacted operating results in 1998 compared to 1997.

         Costs and expenses, excluding acquisition-related and other charges, increased to $491.1 million in 1998 from $394.6 million in 1997 and was 77% of total revenues in both fiscal years. Cost of services and product development expenses were $247.9 million and $202.8 million for 1998 and 1997, respectively. This increase in expenses over the prior fiscal year reflected the need to provide additional support to the growing client base, costs associated with acquired business and continued product development costs. The decrease in cost of services and product development expenses, as a percentage of total revenues was primarily attributable to improved gross margins on conferences, lower delivery cost per dollar of revenue due to increased electronic delivery of products, as well as controlled discretionary spending and reduced variable costs linked to financial performance.

         Selling, general and administrative expenses, which were $215.9 million and $173.6 million for fiscal 1998 and 1997, respectively, increased as a result of the Company's continuing expansion of worldwide distribution channels and resulting commissions earned on the revenue generated and the impact of acquisitions. Although the Company has added general and administrative resources to support the growing revenue base, selling, general and administrative expenses remained consistent at 34% of total revenues for fiscal 1998 and 1997, respectively.

         During fiscal 1998, the Company incurred other charges that were reflected in costs and expenses. In February 1998, the Company acquired the net assets of Interpose Inc., a provider of total cost of ownership measurement and analysis tools and training. In connection with the acquisition, the Company recorded an acquisition-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

related charge of $6.3 million for the write-off of purchased in-process research and development costs. On December 10, 1998, the Company revised the amount of expensed purchased in-process research and development costs from $6.3 million to $4.5 million. The change was in response to recently developed guidance from the Securities and Exchange Commission. In the second quarter of fiscal 1998, the Company recorded other charges, primarily consisting of relocation and severance costs, totaling approximately $2.8 million related to the Company's relocation of certain accounting and order processing operations from Stamford, Connecticut to a new financial services center in Ft. Myers, Florida.

         Depreciation expense increased to $17.9 million in fiscal 1998 from $11.8 million in fiscal 1997, primarily due to capital spending required to support business growth. Additionally, amortization of intangibles increased by $2.9 million in fiscal 1998 as compared to fiscal 1997, reflecting primarily goodwill associated with fiscal 1998 and 1997 acquisitions.

         On September 1, 1998, the Company sold GartnerLearning, a division of the Company that provided technology based training and services for information technology professionals to NETg Inc. ("NETg"), a subsidiary of Harcourt Brace & Company, for $5.0 million in cash and an 8% equity interest in NETg. In addition, the Company received a put option which allows the Company to sell its 8% equity interest to an affiliate of Harcourt Brace & Company for $48.0 million in cash. This put option may be exercised for two years beginning on September 1, 2002 if certain conditions are met. The Company's 8% interest in NETg has an independently appraised value of $42.5 million and is included in other assets in the Consolidated Balance Sheets. Including related transaction costs of $3.8 million, the pre-tax loss on sale of GartnerLearning was approximately $2.0 million.

         Interest income, net, increased to $9.6 million in fiscal 1998, versus $7.3 million for fiscal 1997. This improvement resulted from interest income accumulating on higher balances of cash, cash equivalents and marketable securities ($262.3 million at September 30, 1998, versus $188.7 million at September 30, 1997).

         Provision for income taxes increased by 24% or $12.0 million to $62.8 million in fiscal 1998, from $50.7 million in fiscal 1997. The effective tax rate was 42% and 41% for fiscal 1998 and 1997, respectively. As a result of the sale of GartnerLearning, additional taxes of $4.2 million were incurred, primarily due to the reversal of non-deductible goodwill. Excluding these additional taxes, the Company's effective rate for fiscal 1998 was 39%, a decrease of two percentage points from fiscal 1997. This decrease is due primarily to on-going tax planning initiatives. A more detailed analysis of the changes in the provision for income taxes is provided in Note 12 of the Notes to Consolidated Financial Statements.

FACTORS THAT MAY AFFECT FUTURE PERFORMANCE

The Company's future operating results will depend upon the Company's ability to continue to compete successfully in the market for information products and services. The Company faces competition from a significant number of independent providers of similar services, as well as the internal marketing and planning organizations of the Company's clients. The Company also competes indirectly against other information providers, including electronic and print media companies and consulting firms. In addition, there are limited barriers to entry into the Company's market and additional new competitors could readily emerge. There can be no assurance that the Company will be able to continue to provide the products and services that meet client needs as the Information Technology ("IT") market rapidly evolves, or that the Company can otherwise continue to compete successfully. In this regard, the Company's ability to compete is largely dependent upon the quality of its staff of IT analysts and consultants. Competition for such qualified professionals is intense. There can be no assurance that the Company will be able to hire additional qualified IT analysts and consultants as may be required to support the evolving needs of clients or any growth in the Company's business. Any failure to maintain a premier staff of IT professionals could adversely affect the quality of the Company's products and services, and therefore its future business and operating results. There may also be increased business risk as the Company expands product and service offerings to smaller domestic companies. Additionally, the Company believes it will need to make significant investments and rearchitect its Web capabilities. The Company recognizes the value and utility of the Web as a delivery channel for products and services. Failure to increase and improve the Company's Web capabilities could adversely impact future business and operating results. The Company's performance may also be affected by Year 2000 Issues as described on the following pages.

         The Company has recently entered into a substantial amount of debt in connection with its recapitalization transactions (see Note 2 --Recapitalization in the Notes to Consolidated Financial Statements). The associated debt service could impair future operating results. In addition, the outstanding debt could limit the additional credit available to the Company, which in turn could restrain the Company's ability to pursue business opportunities that may arise in the future involving substantial investments of additional capital. In addition, certain restrictions and limitations involving the purchase of common stock and the issuance of stock could have an impact on the management and growth of the Company.

         In connection with its recapitalization, the Company agreed to certain restrictions on business activity in order to reduce the risk to IMS Health and its stockholders of substantial tax liabilities associated with the spinoff by IMS Health of its equity interest in the Company. The Company also agreed to assume the risk of such tax liabilities if the Company were to undertake certain business activities


22  GARTNER GROUP, INC.

that give rise to the liabilities. As a result, we may be limited in our ability to undertake acquisitions involving the issuance of a significant amount of stock unless we can obtain a ruling from the IRS that the transaction will not give rise to such tax liabilities.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company's continued focus on revenue and operating income increases has contributed to its ability to continue building cash and utilizing it to make strategic investments and acquisitions and to fund recapitalization-related expenditures.

         Cash provided by operating activities during fiscal 1999 was $128.8 million, compared to $97.8 million in the prior fiscal year, reflecting primarily the impact of changes in balance sheet accounts, particularly fees receivable, deferred revenues, and accounts payable and accrued liabilities.

         Cash provided by investing activities totaled $1.1 million for fiscal 1999, compared to $145.2 million used for investing activities in fiscal 1998. During fiscal 1999, the Company used $57.8 million in cash for acquisitions, primarily for the purchase of The Warner Group for $18.0 million, Griggs-Anderson, Inc. for $10.9 million and G2R, Inc. for $7.8 million. Additionally, the Company used $14.0 million for investments in unconsolidated businesses. Through the net sale of marketable securities, the Company generated $104.6 million in fiscal 1999.

         Cash used for financing activities totaled $198.7 million in fiscal 1999, compared to $62.9 million provided by financing activities for fiscal 1998. Financing activities in fiscal 1999 were primarily related to the Company's recapitalization and included the repurchase of common stock for $345.8 million, the one-time, nonrecurring dividend totaling $125.0 million and $250.0 million in proceeds from the Credit Agreement with The Chase Manhattan Bank and certain financial institutions. Cash provided by financing activities include a $15.1 million credit to additional paid-in capital for tax benefits received from stock transactions with employees and $18.0 million from the issuance of common stock upon the exercise of employee stock options. The tax benefit of stock transactions with employees is due to a reduction in the corporate income tax liability based on an imputed compensation deduction equal to employees' gain upon the exercise of stock options at an exercise price below fair market.

         The effect of exchange rates reduced cash and cash equivalents by $0.1 million for the year ended September 30, 1999, and was due to the strengthening of the U.S. dollar versus certain foreign currencies. In fiscal 1998 the effect of exchange rates reduced cash and cash equivalents by $0.2 million. At September 30, 1999, cash and cash equivalents and marketable securities totaled $88.9 million. The Company issues letters of credit in the ordinary course of business. The Company had outstanding letters of credit of $1.5 million with The Chase Manhattan Bank and $2.0 million with The Bank of New York at September 30, 1999. Except as described below regarding the stock repurchases, the Company believes that its current cash balances together with cash anticipated to be provided by operating activities and borrowings available under the existing credit facilities and lines of credit, will be sufficient for the expected short-term and foreseeable long-term cash needs of the Company. The Company has recently entered into a substantial amount of debt in connection with its recapitalization transactions. If the Company were to require substantial amounts of additional capital in the future to pursue business opportunities that may arise involving substantial investments of additional capital, there can be no assurances that such capital will be available to the Company or will be available on commercially reasonable terms. The Company's subsequent open market purchases required as part of the recapitalization will require a significant amount of cash to fund the repurchase of common shares. The Company intends to fund the remaining commitments related to the recapitalization through borrowings under the credit agreement with The Chase Manhattan Bank and certain financial institutions, and existing cash balances and cash anticipated to be provided from operations. The credit agreement provides for credit facilities in a maximum aggregate principal amount of $500 million, consisting of a $350 million term loan, of which the Company has borrowed $250 million as of September 30, 1999, and a $150 million senior revolving credit facility. Under the Credit Agreement, the Company and its subsidiaries are subject to certain customary affirmative, negative and financial covenants.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Portions of the foregoing discussion include descriptions of the Company's expectations regarding future trends affecting its business. The forward-looking statements made in this annual report, as well as all other forward-looking statements or information provided by the Company or its employees, whether written or oral, are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and future results are subject to, and should be considered in light of risks, uncertainties and other factors which may affect future results including, but not limited to: challenges facing the Company as highlighted in the President's report, as well as uncertainties set forth under "Factors that May Affect Future Performance" such as competition, a rapidly evolving market for delivery of IT analysis and advice, regulatory requirements and uncertainties of international trade.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

COMMON STOCK INFORMATION

Since September 15, 1998 the Company's Class A Common Stock has been listed for trading on the New York Stock Exchange under the symbol "IT". Prior to September 15, 1998, it was listed on the Nasdaq National Market. The Company effected two-for-one stock splits by means of stock dividends on March 29, 1996, June 28, 1995 and August 26, 1994. All earnings per share and share data presented herein have been restated retroactively to reflect such splits. On July 20, 1999, as part of the Company's recapitalization, the Company's Class B Common Stock began trading on the New York Stock Exchange under the symbol "IT/B" and traded within a range of daily closing prices of $16.56 to $24.00 per share through September 30, 1999. During fiscal 1999, the Company's Class A Common Stock traded within a range of daily closing prices of $16.00 to $25.63 per share.

Class A Common Stock Quarterly Common Stock Prices

                            FISCAL YEAR 1999         FISCAL YEAR 1998
---------------------------------------------------------------------
                             HIGH     LOW               HIGH     LOW
---------------------------------------------------------------------
FIRST QUARTER ENDED
   DECEMBER 31              $24.56   $17.88            $37.25  $26.75
SECOND QUARTER
   ENDED MARCH 31           $25.63   $20.88            $40.81  $33.38
THIRD QUARTER
   ENDED JUNE 30            $24.50   $19.00            $35.19  $30.44
FOURTH QUARTER
   ENDED SEPTEMBER 30       $22.81   $16.00            $35.19  $20.88
---------------------------------------------------------------------

         The Company, as required by the terms of the recapitalization, declared a special, nonrecurring cash dividend of $1.1945 per share, payable to all Company stockholders of record as of July 16, 1999. The cash dividend, totaling approximately $125.0 million, was paid on July 22, 1999. The Company currently intends to retain future earnings for use in its business and does not anticipate that any additional cash dividends will be declared or paid on the common stock in the foreseeable future.

YEAR 2000 ISSUES

The Year 2000 problem results from the fact that many technology systems have been designed using only a two-digit representation of the year portion of the date. This has the potential to cause errors or failures in those systems that depend on correct interpretation of the year, but cannot necessarily correctly interpret "00" as the year "2000". There are two other issues that are generally considered part of the Year 2000 problem: a) the fact that the year 2000 is a special case leap year and b) certain dates over the next few years could be misinterpreted as codes with special meanings (This is a simple description of the most common cause of the Year 2000 problem. There are many complete descriptions available, with examples, such as the Year 2000 Guide for Practitioners.). The problem can manifest itself before, on or after January 1, 2000. The Year 2000 problem has often been described as a computer problem, but there is a recognition that the issue extends beyond conventional computers and affects virtually every facet of a modern company's operations and interfaces with third parties.

         The Company's Year 2000 efforts are organized around understanding and addressing the business-critical functions in each of the six major areas that could potentially be affected by Year 2000 issues (business-critical functions are defined as those whose failure or significant disruption would have a material adverse impact on the Company's business, financial condition or results of operations or involve a safety risk to employees or clients):

o Supply Chain--suppliers, clients, financial affiliates, and government agencies

o Products & Services--goods created by the Company for its clients

o Information Technology ("IT") Applications--in-house and vendor business computer programs

o IT Infrastructure--computers, communications and call center systems

o Non-IT Process Systems--systems used to create and deliver the Company's products & services

o Non-IT Facilities Systems--systems used to monitor and control the Company's places of work and office equipment

         The Company is on target to have made all essential IT and non-IT systems Year 2000 ready before their known failure dates or January 1, 2000, whichever is sooner. All products of the Company are, or are expected to be Year 2000 ready before their known failure dates or by January 1, 2000, whichever is sooner. Should any date-related problems be revealed after that point, they will be fixed by the Company at no extra charge to the client or replaced with a product of equal value. The Company has tested and certified as Year 2000 compliant the majority of its internal custom applications. Additionally, the Company expects to continue to take all prudent and reasonable steps to validate the Year 2000-readiness of its direct supply chain interfaces and has developed a contingency plan to deal with potential disruptions. The Company believes that this area does, and will continue to, represent a significant level of uncertainty and business risk at least through the first half of the year 2000.

         The Company has established a separate Year 2000 account to budget and track significant Year 2000 expenditures. All maintenance and modification costs are expensed as incurred, while the cost of new systems is being capitalized according to generally accepted accounting principles. Identified Year 2000 expenses were


24   GARTNER GROUP, INC.

$5.2 million for fiscal 1999 with forecasted costs for fiscal 2000 of $1.5 million. These costs have been predominantly for the budgeted replacement or upgrades of the IT and non-IT systems, but also include personnel standard unit costs. Budgeted costs are principally personnel related. The Company believes that the Year 2000 problem may result in an increased percentage of IT department budgets being directed toward Year 2000 remediation expenditures in the near term. If this occurs, changes in customer buying practices could result in either an increase or decrease in the demand for the Company's products and services and, therefore, have the potential of benefiting or adversely impacting future Company revenues and revenue patterns.

         The Company has examined the business impact associated with each of the six major areas described above. The Company believes that it has limited products and services exposure due to the nature of those products and services, as well as efforts expended to date. The area of potential greatest risk is the Supply Chain. This risk is partially mitigated by the diverse and distributed characteristics of both its suppliers and customers and the fact that the Company has no material single vendor source suppliers. The Company has contacted key suppliers and customers to ascertain Year 2000 readiness. The Company has developed a "reasonably likely worst case scenario" based on exploring a wide range of possible results from Year 2000 problems (note: it is expected that there is a relatively small probability that the reasonably likely worst case scenario would actually occur). The Company believes that this scenario would be the result of a general economic downturn coupled with sporadic problems with basic infrastructure services. This scenario would probably affect the Company's revenues and could change demand for services. The Company has been identifying potential variations of this scenario and is continuing to develop business contingencies to deal with these situations. Other undiscovered issues related to the Year 2000 issue have the potential for an adverse impact on the Company's financial condition.

         The Company's plans to address the Year 2000 problem have been based on management's best judgments together with the information that is available to date. Management's position is based on assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. There can be no assurance that these estimates will prove to be accurate, and actual results could differ materially from those currently anticipated.

         Unanticipated failures resulting from, but not limited to: a) essential third parties, b) the Company's ability to complete the identification of all date-sensitive systems, or c) the Company's ability to complete execution of its own remediation efforts, could materially impact the Company's business and financial condition.

EURO CONVERSION

On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their sovereign currencies and a new currency called the "euro" and adopted the euro as their common legal currency on that date. In the year 2002, participating countries will adopt the euro as their single currency. Until that date, use of the euro is optional.

         As of September 30, 1999, the Company has not found the adoption of the euro to have an impact on the competitive conditions in European markets and does not believe that the translation of financial transactions into euros has had or will have a significant effect on the Company's results of operations, liquidity, or financial condition. Additionally, the Company does not anticipate any material impact from the euro conversion on the Company's financial information systems which currently accommodate multiple currencies. Costs associated with the adoption of the euro are not expected to be significant and will be expensed as incurred.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") was issued. FAS 133 establishes a new model for accounting for derivatives and hedging activities. The Statement requires all derivatives be recognized in the statement of financial position as either assets or liabilities and measured at fair value. The Company is required to adopt FAS 133 in fiscal 2001. The Company is currently evaluating the effect, if any, that adoption of FAS 133 will have on the Company's financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's exposure to market risk for changes in interest rates relates primarily to borrowings under the Company's unsecured Credit Agreement with The Chase Manhattan Bank. The Company's unsecured Credit Agreement bears interest at variable rates and the fair value of this instrument is not significantly affected by changes in market interest rates. An effective increase or decrease of 10% in interest rates under the Credit Agreement would not have a material effect on the Company's results of operations. The Company is exposed to market risk from a series of forward purchase agreements on its Class A Common Stock (see Note 10 -- Stockholders' Equity, stock repurchases in the Notes to the Consolidated Financial Statements).

         Amounts invested in the Company's foreign operations are translated into U.S. dollars at the exchange rates in effect at year end. The resulting translation adjustments are recorded as a cumulative translation adjustment, a component of stockholders' equity, in the Consolidated Balance Sheets.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE DATA) SEPTEMBER 30,                                      1999                       1998
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
     CASH AND CASH EQUIVALENTS                                                  $  88,894                   $157,744
     MARKETABLE SECURITIES                                                             --                     60,940
     FEES RECEIVABLE, NET OF ALLOWANCES OF $4,938 IN 1999 AND $4,125 IN 1998      282,047                    239,243
     DEFERRED COMMISSIONS                                                          31,332                     28,287
     PREPAID EXPENSES AND OTHER CURRENT ASSETS                                     29,911                     24,865
------------------------------------------------------------------------------------------------------------------------------------
         TOTAL CURRENT ASSETS                                                     432,184                    511,079
LONG-TERM MARKETABLE SECURITIES                                                        --                     43,610
PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET                                63,592                     50,801
INTANGIBLE ASSETS, NET                                                            223,100                    155,786
OTHER ASSETS                                                                       84,568                     71,595
------------------------------------------------------------------------------------------------------------------------------------
         TOTAL ASSETS                                                           $ 803,444                   $832,871
====================================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES                                   $  95,869                   $106,400
     COMMISSIONS PAYABLE                                                           23,235                     20,422
     DEFERRED REVENUES                                                            354,517                    288,013
------------------------------------------------------------------------------------------------------------------------------------
         TOTAL CURRENT LIABILITIES                                                473,621                    414,835
------------------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                                    250,000                         --
OTHER LIABILITIES                                                                   5,337                      3,098
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
PREFERRED STOCK:
     $.01 PAR VALUE, AUTHORIZED 5,000,000 SHARES; NONE ISSUED OR OUTSTANDING           --                         --
COMMON STOCK:
     $.0005 PAR VALUE, AUTHORIZED 166,000,000 SHARES OF CLASS A COMMON
     STOCK AND 84,000,000 SHARES OF CLASS B COMMON STOCK; ISSUED 76,129,558
     SHARES OF CLASS A COMMON STOCK (113,719,037 IN 1998) AND 40,689,648
     SHARES OF CLASS B COMMON STOCK (NONE IN 1998)                                     58                         57
ADDITIONAL PAID-IN CAPITAL                                                        314,829                    262,776
UNEARNED COMPENSATION                                                              (8,280)                        --
ACCUMULATED OTHER COMPREHENSIVE INCOME                                             (3,830)                    (2,155)
ACCUMULATED EARNINGS                                                              156,740                    193,485
TREASURY STOCK, AT COST, 21,448,536 SHARES OF CLASS A COMMON STOCK
     (12,540,576 IN 1998) AND 6,123,032 SHARES OF CLASS B COMMON STOCK
     (NONE IN 1998)                                                              (385,031)                   (39,225)
------------------------------------------------------------------------------------------------------------------------------------
     TOTAL STOCKHOLDERS' EQUITY                                                    74,486                    414,938
------------------------------------------------------------------------------------------------------------------------------------
         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $ 803,444                   $832,871
====================================================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


26  GARTNER GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE DATA)  YEAR ENDED SEPTEMBER 30,                         1999          1998         1997
---------------------------------------------------------------------------------------------------------------------------
REVENUES:
     RESEARCH                                                                       $479,045      $433,141     $349,600
     SERVICES                                                                        149,840       110,955       84,631
     EVENTS                                                                           75,581        49,121       34,256
     OTHER                                                                            29,768        30,664       21,438
     LEARNING                                                                             --        18,076       21,314
---------------------------------------------------------------------------------------------------------------------------
         TOTAL REVENUES                                                              734,234       641,957      511,239
COSTS AND EXPENSES:
     COST OF SERVICES AND PRODUCT DEVELOPMENT                                        289,053       247,913      202,815
     SELLING, GENERAL AND ADMINISTRATIVE                                             252,423       215,928      173,610
     ACQUISITION-RELATED CHARGE                                                           --         4,494           --
     OTHER CHARGES                                                                    30,130         2,819           --
     DEPRECIATION                                                                     21,592        17,909       11,758
     AMORTIZATION OF INTANGIBLES                                                      10,041         9,357        6,443
---------------------------------------------------------------------------------------------------------------------------
         TOTAL COSTS AND EXPENSES                                                    603,239       498,420      394,626
---------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                                     130,995       143,537      116,613
LOSS ON SALE OF GARTNERLEARNING                                                           --        (1,973)          --
INTEREST INCOME, NET                                                                   8,252         9,557        7,260
---------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE PROVISION FOR INCOME TAXES                                             139,247       151,121      123,873
PROVISION FOR INCOME TAXES                                                            50,976        62,774       50,743
---------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                          $ 88,271      $ 88,347     $ 73,130
===========================================================================================================================
NET INCOME PER COMMON SHARE:
     BASIC                                                                              $.86          $.88         $.77
===========================================================================================================================
     DILUTED                                                                            $.84          $.84         $.71
===========================================================================================================================
     WEIGHTED AVERAGE SHARES OUTSTANDING:
     BASIC                                                                           102,226       100,194       94,742
===========================================================================================================================
     DILUTED                                                                         104,948       105,699      102,751
===========================================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                              ACCUMULATED
                                                  ADDITIONAL                        OTHER                                      TOTAL
                                PREFERRED  COMMON    PAID-IN      UNEARNED  COMPREHENSIVE    ACCUMULATED    TREASURY   STOCKHOLDERS'
(IN THOUSANDS, EXCEPT SHARE DATA)   STOCK   STOCK    CAPITAL  COMPENSATION         INCOME       EARNINGS       STOCK          EQUITY
------------------------------------------------------------------------------------------------------------------------------------
BALANCE SEPTEMBER 30, 1996             $0     $52   $134,711            $0        $(2,965)       $32,008    $(13,571)      $150,235
NET INCOME                             --      --         --            --             --         73,130          --         73,130
FOREIGN CURRENCY TRANSLATION
   ADJUSTMENTS                         --      --         --            --          1,867             --          --          1,867
                                                                                                                          ---------
         COMPREHENSIVE INCOME          --      --         --            --             --             --          --         74,997
ISSUANCE OF 4,036,862 SHARES OF
  CLASS A COMMON STOCK UPON
  EXERCISE OF STOCK OPTIONS            --       2     13,594            --             --             --          --         13,596
ISSUANCE FROM TREASURY STOCK OF
  195,721 SHARES OF CLASS A COMMON
  STOCK FOR PURCHASES BY EMPLOYEES     --      --      5,883            --             --             --         330          6,213
CONVERSION OF 1,600,000 SHARES OF
  CLASS B COMMON STOCK INTO CLASS A
  COMMON STOCK                         --      --         --            --             --             --          --             --
TAX BENEFITS OF STOCK TRANSACTIONS
  WITH EMPLOYEES                       --      --     36,833            --             --             --          --         36,833
NET SHARE SETTLEMENT OF 449,932
  SHARES OF CLASS A COMMON STOCK
  ON FORWARD PURCHASE AGREEMENT        --      --         --            --             --             --          --             --
NET CASH SETTLEMENT PAID ON FORWARD
  PURCHASE AGREEMENT                   --      --    (12,004)           --             --             --          --        (12,004)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE SEPTEMBER 30, 1997              0      54    179,017             0         (1,098)       105,138     (13,241)       269,870
NET INCOME                             --      --         --            --             --         88,347          --         88,347
FOREIGN CURRENCY TRANSLATION
  ADJUSTMENTS                          --      --         --            --         (1,057)            --          --         (1,057)
                                                                                                                          ---------
         COMPREHENSIVE INCOME          --      --         --            --             --             --          --         87,290
ISSUANCE OF 5,370,690 SHARES OF
  CLASS A COMMON STOCK UPON
  EXERCISE OF STOCK OPTIONS            --       3     35,727            --             --             --          --         35,730
ISSUANCE FROM TREASURY STOCK OF
  195,904 SHARES OF CLASS A COMMON
  STOCK FOR PURCHASES BY EMPLOYEES     --      --      5,885            --             --             --         184          6,069
TAX BENEFITS OF STOCK TRANSACTIONS
  WITH EMPLOYEES                       --      --     47,273            --             --             --          --         47,273
NET SHARE SETTLEMENT OF 365,949
  SHARES OF CLASS A COMMON STOCK
  ON FORWARD PURCHASE AGREEMENT        --      --         --            --             --             --          --             --
NET CASH SETTLEMENT PAID ON
  FORWARD PURCHASE AGREEMENT           --      --    (12,045)           --             --             --          --        (12,045)
ACQUISITION OF 655,800 SHARES
  OF CLASS A COMMON STOCK              --      --         --            --             --             --     (16,187)       (16,187)
302,003 SHARES OF CLASS A COMMON
  STOCK RECEIVED IN SETTLEMENT OF
  OFFICER LOANS                        --      --         --            --             --             --      (9,985)        (9,985)
ISSUANCE FROM TREASURY STOCK OF
  225,927 SHARES OF CLASS A
  COMMON STOCK RELATED TO
  ACQUISITIONS                         --      --      6,919            --             --             --           4          6,923
------------------------------------------------------------------------------------------------------------------------------------
BALANCE SEPTEMBER 30, 1998              0      57    262,776             0         (2,155)       193,485     (39,225)       414,938
NET INCOME                             --      --         --            --             --         88,271          --         88,271
FOREIGN CURRENCY TRANSLATION
  ADJUSTMENTS                          --      --         --            --         (1,675)            --          --         (1,675)
                                                                                                                          ---------
         COMPREHENSIVE INCOME          --      --         --            --             --             --          --         86,596
ISSUANCE OF 2,648,169 SHARES OF
  CLASS A COMMON STOCK UPON
  EXERCISE OF STOCK OPTIONS            --       1     18,032            --             --             --          --         18,033
ISSUANCE FROM TREASURY STOCK OF
  286,033 SHARES OF CLASS A
  COMMON STOCK FOR PURCHASES BY
  EMPLOYEES                            --      --      4,842            --             --             --           6          4,848
TAX BENEFITS OF STOCK
  TRANSACTIONS WITH EMPLOYEES          --      --     15,096            --             --             --          --         15,096
NET SHARE SETTLEMENT OF 155,962
  SHARES OF CLASS A COMMON STOCK
  ON FORWARD PURCHASE AGREEMENT        --      --         --            --             --             --          --             --
NET CASH SETTLEMENT PAID ON
  FORWARD PURCHASE AGREEMENT           --      --    (10,900)           --             --             --          --        (10,900)
SPECIAL CASH DIVIDEND PAID             --      --         --            --             --       (125,016)         --       (125,016)
RESTRICTED STOCK AWARD OF
  452,000 SHARES OF CLASS A
  COMMON STOCK, NET OF
  FORFEITURES                          --      --      9,940        (9,940)            --             --          --             --
DUTCH AUCTION REPURCHASE OF
  9,636,247 SHARES OF CLASS A
  COMMON STOCK AND 6,123,032
  SHARES OF CLASS B COMMON STOCK       --      --         --            --             --             --     (344,633)     (344,633)
ACQUISITION OF 65,500 SHARES OF
  CLASS A COMMON STOCK                 --      --         --            --             --             --       (1,192)       (1,192)
ISSUANCE OF 663,716 SHARES OF
  CLASS A COMMON STOCK RELATED
  TO ACQUISITIONS                      --      --     15,043            --             --             --           13        15,056
AMORTIZATION OF UNEARNED
  COMPENSATION                         --      --         --         1,660             --             --           --         1,660
------------------------------------------------------------------------------------------------------------------------------------
BALANCE SEPTEMBER 30, 1999             $0     $58   $314,829       $(8,280)       $(3,830)      $156,740    $(385,031)      $74,486
====================================================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


28  GARTNER GROUP, INC.                                                       29

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS) YEAR ENDED SEPTEMBER 30,                                              1999             1998         1997
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
     NET INCOME                                                                 $  88,271        $  88,347     $ 73,130
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES:
     DEPRECIATION AND AMORTIZATION OF INTANGIBLES                                  31,633           27,266       18,201
     RESTRICTED STOCK COMPENSATION                                                  1,660               --           --
     ACQUISITION-RELATED CHARGE                                                        --            4,494           --
     PROVISION FOR DOUBTFUL ACCOUNTS                                                5,128            4,051        3,421
     EQUITY IN LOSSES OF MINORITY OWNED COMPANY                                       846              512          202
     DEFERRED REVENUES                                                             57,270           30,292       41,750
     DEFERRED TAX EXPENSE                                                           6,648              906        1,554
     PRE-ACQUISITION TAX BENEFIT APPLIED TO REDUCE GOODWILL                           327               --          275
     LOSS ON SALE OF GARTNERLEARNING                                                   --            1,973           --
CHANGES IN ASSETS AND LIABILITIES, NET OF EFFECTS OF ACQUISITIONS:
     INCREASE IN FEES RECEIVABLE                                                  (40,628)         (39,737)     (60,378)
     INCREASE IN DEFERRED COMMISSIONS                                              (3,186)          (5,132)      (4,262)
     DECREASE (INCREASE) IN PREPAID EXPENSES AND OTHER CURRENT ASSETS                 381          (10,645)      (7,915)
     INCREASE IN OTHER ASSETS                                                      (4,880)          (5,100)      (2,707)
     (DECREASE) INCREASE IN ACCOUNTS PAYABLE AND ACCRUED LIABILITIES              (17,306)          (2,998)      22,101
     INCREASE IN COMMISSIONS PAYABLE                                                2,655            3,566        1,785
------------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES                                             128,819           97,795       87,157
------------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
     PAYMENT FOR BUSINESSES ACQUIRED (EXCLUDING CASH ACQUIRED)                    (57,769)         (45,418)     (33,306)
     INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES                                   (13,960)         (19,814)      (9,089)
     ADDITION OF PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS                   (31,747)         (24,269)     (21,513)
     MARKETABLE SECURITIES SOLD (PURCHASED), NET                                  104,550          (58,220)     (13,229)
     LOANS TO OFFICERS                                                                 --           (2,475)      (7,163)
     PROCEEDS FROM SALE OF GARTNERLEARNING                                             --            5,000           --
------------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES                                    1,074         (145,196)     (84,300)
------------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
     ISSUANCE OF COMMON STOCK AND WARRANTS                                         18,033           35,730       13,596
     PROCEEDS FROM EMPLOYEE STOCK PURCHASE PLAN OFFERING                            4,842            5,885        5,883
     TAX BENEFITS OF STOCK TRANSACTIONS WITH EMPLOYEES                             15,096           47,273       36,833
     NET CASH SETTLEMENT ON FORWARD PURCHASE AGREEMENT                            (10,900)         (12,045)     (12,004)
     (PURCHASE) SALE OF TREASURY STOCK                                           (345,819)         (13,931)         330
     PROCEEDS FROM ISSUANCE OF DEBT                                               250,000               --           --
     PAYMENTS FOR DEBT ISSUANCE COSTS                                              (4,925)              --           --
     DIVIDENDS PAID                                                              (125,016)              --           --
------------------------------------------------------------------------------------------------------------------------------------
CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES                                 (198,689)          62,912       44,638
------------------------------------------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                              (68,796)          15,511       47,495
EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS                                 (54)            (182)      (1,835)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                    157,744          142,415       96,755
------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                        $  88,894        $ 157,744     $142,415
====================================================================================================================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: CASH PAID DURING THE PERIOD
FOR:
     INTEREST                                                                   $     976               --           --
     INCOME TAXES                                                               $  47,045        $   7,721     $  6,597
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
     COMMON STOCK RECEIVED IN SETTLEMENT OF OFFICER LOANS AND RELATED INTEREST         --        $   9,985           --
     EQUITY INTEREST RECEIVED IN CONNECTION WITH SALE OF GARTNERLEARNING               --        $  42,500           --
     STOCK ISSUED IN CONNECTION WITH ACQUISITIONS                               $  15,056        $   6,923           --
     TREASURY STOCK TRANSACTIONS SETTLED SUBSEQUENT TO YEAR END                        --        $   2,072           --
------------------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


30 GARTNER GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation. The consolidated financial statements include the accounts of Gartner Group, Inc. (the "Company") and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. The results of operations for acquisitions of companies accounted for using the purchase method have been included in the Consolidated Statements of Operations beginning on the closing date of acquisition. The Company's investments in 20% to 50% owned companies in which it has the ability to exercise significant influence over operating and financial policies are accounted for on the equity method. Investments of less than 20% are carried at cost.

Revenue and commission expense recognition. Revenue from research products is deferred and recognized as products are delivered, and as the Company's obligation to the client is completed over the contract term. Services revenues, primarily derived from consulting and measurement engagements, are recognized as work is performed on a contract by contract basis. Events revenue is deferred and recognized upon the completion of the related symposium, exposition or conference. Other revenues includes software licensing fees which are recognized when delivery has occurred and when collectibility is probable, and the fees are fixed or determinable. The Company's policy is to record at the time of signing of a research and measurement contract the fees receivable and related deferred revenues for the full amount of the contract billable on that date. All research and measurement contracts are non-cancelable and non-refundable, except for government contracts, which have a 30-day cancellation clause. Government contracts have not produced material cancellations to date. All research and measurement contracts are billable upon signing, absent special terms granted on a limited basis. The Company also records the related commission obligation upon the signing of the contract and amortizes the corresponding deferred commission expense over the contract period in which the related revenues are earned and amortized to income. In addition, the Company defers direct event related costs until completion of the related symposium, exposition or conference.

Cash equivalents and marketable securities. Marketable securities that mature within three months of purchase are considered cash equivalents. Investments with maturities of more than three months are classified as marketable securities. During the year ended September 30, 1999, the Company sold all investments with maturities of more than three months at approximately the amortized cost of $43.2 million to finance a portion of the Company's recapitalization (see Note 2 --Recapitalization). At September 30, 1999, all of the Company's marketable securities mature within three months of purchase.

Property, equipment and leasehold improvements. Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining term of the related leases.

Long-lived assets. The Company regularly reviews long-lived assets for impairment. Management's policy regarding long-lived assets is to evaluate the recoverability of its assets when the facts and circumstances suggest that these assets may be impaired. Should events or circumstances indicate that the carrying value may not be recoverable based on undiscounted future cash flows, an impairment loss measured by the difference between the discounted future cash flows (or another acceptable method for determining fair value) and the carrying value of the long-lived assets would be recognized by the Company. This analysis relies on a number of factors including operating results, business plans, budgets, economic projections and changes in management's strategic direction.

Software development costs. Under Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," capitalization of computer software development costs is to begin upon the establishment of technological feasibility, limited to the net realizable value of the software product, and ceases when the software product is available for general release to clients. Until these products reach technological feasibility, all costs related to development efforts are charged to expense. Once technological feasibility has been determined, additional costs incurred in development, including coding, testing, and documentation, are capitalized. Amortization of software development costs is provided on a product-by-product basis over the estimated economic life of the software, generally two years, using the straight-line method. Amortization of capitalized computer software development costs begins when the products are available for general release to customers.

Intangible assets. Intangible assets include goodwill, non-compete agreements, tradenames and other intangibles. Goodwill represents the excess of the purchase price of acquired businesses over the esti-mated fair value of the tangible and identifiable intangible net assets acquired. Amortization is recorded using the straight-line method over periods ranging from seven to thirty years. These amounts have been and are subject to adjustment in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109") (see
Note 12--Income Taxes). Non-compete agreements are being amortized on a straight-line basis over the period of the agreement ranging from two to five years. Tradenames are being amortized on a straight-line basis over their estimated useful lives ranging from nine to twelve years.

Foreign currency translation. All assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year end exchange rates. Income and expense items are translated at average exchange rates prevailing during the year. The resulting translation adjustments are recorded as a component of stockholders' equity.

Income taxes. Deferred tax assets and liabilities are recognized based on differences between the book and tax basis of assets and liabilities using presently enacted tax rates. The provision for income taxes is the sum of the amount of income tax paid or payable for the year as determined by applying the provisions of enacted tax laws to taxable income for that year and the net changes during the year in the Company's deferred tax assets and liabilities. Undistributed earnings of subsidiaries outside of the U.S. amounted to approximately $18.1 million and will either be indefinitely reinvested or remitted substantially free of tax. Accordingly, no material provision has been made for taxes that may be payable upon remittance of such earnings, nor is it practicable to determine the amount of this liability. The Company credits additional paid-in capital for realized tax benefits arising from stock transactions with employees. The tax benefit on a non-qualified stock option is equal to the tax effect of the difference between the market price of a share of the Company's common stock on the exercise and grant dates.

Comprehensive income. In the year ended September 30, 1999, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"). FAS 130 establishes standards for reporting and disclosure of comprehensive income and its components in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company has disclosed its comprehensive income in the Consolidated Statement of Changes in Stockholders' Equity. The Company's total comprehensive income for the years ended September 30, 1999, 1998 and 1997 was $86.6, $87.3 and $75.0 million, respectively, and consisted of net income and foreign currency translation adjustments.

Recently issued accounting standards. In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") was issued. FAS 133 establishes a new model for accounting for derivatives and hedging activities. The Statement requires all derivatives be recognized in the statement of financial position as either assets or liabilities and measured at fair value. The Company is required to adopt FAS 133 during the year ended September 30, 2001. The Company is currently evaluating the effect, if any, that adoption of FAS 133 will have on the Company's financial position or results of operations.

Fair value of financial instruments. Most of the Company's financial instruments, including cash, marketable securities, trade receivables and payables, and accruals are short-term in nature. Accordingly, the carrying amounts of these financial instruments approximates their fair value (see Note 10 regarding forward purchase agreements).

         The carrying amounts of long-term debt approximates fair value as the rates of interest on these credit facilities approximate current market rates of interest for similar instruments with comparable maturities.

Concentrations of credit risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and fees receivable. Concentrations of credit risk with respect to fees receivables are limited due to the large number of clients comprising the Company's client base and their dispersion across many different industries and geographic regions.

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures, if any, of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Estimates are used when accounting for such items as allowance for doubtful accounts, depreciation, amortization, income taxes and certain accrued liabilities.

Reclassifications. Certain reclassifications have been made in the prior years' financial statements to conform with the year ended September 30, 1999 presentation.


32  GARTNER GROUP, INC.

2--RECAPITALIZATION

The Dun and Bradstreet Corporation ("D&B"), an investor in Information Partners Capital Fund, L.P. ("Fund"), provided a portion of the financing in connection with the acquisition of the Company in October 1990. In April 1993, D&B acquired a majority of the outstanding voting securities of the Company in transactions among the Company, D&B and persons and entities associated with the Fund. On November 1, 1996, D&B transferred ownership of its common stock of the Company to Cognizant Corporation ("Cognizant"), a spinoff of D&B and an independent public company. At the date of transfer, these shares represented 51% of the Company's outstanding common stock. During the year ended September 30, 1997, Cognizant's ownership of the Company's outstanding common stock fell below 50%. On June 30, 1998, Cognizant transferred its ownership in the Company to IMS Health Incorporated ("IMS Health"), a spinoff of Cognizant and an independent public company.

         On July 16, 1999, the Company's stockholders approved a series of transactions that resulted in the separation of the Company and IMS Health. This was accomplished, in part, through the recapitalization of the Company's outstanding common stock into two classes of Common Stock, consisting of Class A Common Stock and Class B Common Stock, and the issuance of an aggregate of 40,689,648 shares of Class B Common Stock to IMS Health in exchange for a like number of shares of Class A Common Stock held by IMS Health. The separation was effected, in part, through the July 26, 1999 tax-free distribution by IMS Health to its stockholders of the newly issued Class B Common Stock of the Company owned by IMS Health. IMS Health is required by IRS regulations to monetize its remaining interest of 6,900,000 shares and warrants for 599,400 shares in the Company as quickly as feasible after the spinoff, subject to certain restrictions agreed to by both companies. In addition, the Company's stockholders approved an amendment to the Company's Certificate of Incorporation to increase the authorized capital stock of the Company to a total of 250,000,000 shares of Common Stock (166,000,000 shares of Class A Common Stock and 84,000,000 shares of Class B Common Stock) and 5,000,000 shares of Preferred Stock. The Class B Common Stock is identical in all respects to the Class A Common Stock, except that the Class B Common Stock is entitled to elect at least 80% of the members of the Company's Board of Directors. In addition, any Class B Common Stock holder who owns more than 15% of the outstanding Class B Common Stock, will not be able to vote all of his or her Class B Common Stock in the election of directors unless such holder owns an equivalent percentage of Class A Common Stock. The Company's stockholders also approved an amendment to the Company's Certificate of Incorporation to create a classified Board of Directors of three classes having staggered three-year terms.

         In connection with the IMS Health transacti0n the Company declared a special, nonrecurring cash dividend of $1.1945 per share, payable to all Company stockholders of record as of July 16, 1999. The cash dividend, totaling approximately $125.0 million, was paid on July 22, 1999 and was funded out of existing cash.

         Also in connection with the recapitalization, on July 27, 1999 the Company commenced a tender offer in a Dutch Auction format to purchase approximately 15% of its outstanding common stock at prices not less than $21.00 and not more than $24.00 per share. Under the terms of the Dutch Auction tender offer, the Company repurchased shares of Class A Common Stock and Class B Common Stock in the same proportion as the ratio of the number of shares of each class outstanding on July 26, 1999. Pursuant to the tender offer, which expired on August 31, 1999, the Company purchased a total of 15,759,279 shares, comprised of 9,636,247 shares of Class A Common Stock at a purchase price of $21.75 per share and 6,123,032 shares of Class B Common Stock at a purchase price of $21.875 per share. These repurchases were funded in part through term borrowings under the Company's $500 million credit facility (see Note 8 -- Long-Term Debt). The Company also is required to purchase 5,166,691 shares, allocated between Class A Common Stock and Class B Common Stock in the same proportion as in the Dutch Auction, in the open market by July 2001 as part of the recapitalization plan.

         As a result of the special, nonrecurring cash dividend, the Board of Directors approved a reduction in the exercise prices of stock options to maintain the aggregate economic value of the stock options. Under the exercise price reduction program, the exercise prices of all options that had an exercise price below the fair market value of the stock on July 16, 1999 were reduced to maintain the ratio of the exercise price to the fair market value of the stock prior to the cash dividend. The exercise prices of options with an exercise price equal to or greater than the fair market value of the stock on July 16, 1999 were reduced by an amount equal to the dividend per share paid by the Company. No changes were made to either the number of shares of common stock covered or the vesting schedule of the options.

         Under the terms of the recapitalization agreement, the Company is required to indemnify IMS Health for additional taxes, under certain circumstances, if actions by the Company cause the distribution to become taxable to IMS Health and its stockholders. These actions include the use of stock for substantial acquisitions and the issuance, without regulatory approval, of stock options over set limitations during a two-year period following the recapitalization. In addition, the Company has indemnified IMS Health for any tax liabilities associated with the spinoff that may result from the acquisition of the Company. The Company monitors its actions for compliance in this regard and believes that it is unlikely, within matters under the Company's control, that it will incur any significant costs as a result of its indemnity.

3--ACQUISITIONS

On August 1, 1997, the Company acquired all of the outstanding shares of Computer and Communications Information Group, Inc. doing business as Datapro Information Services ("Datapro"), a unit of McGraw-Hill Companies, for consideration of approximately $25.0 million in cash. Datapro is a provider of information on product specifications and pricing, product comparisons, technology reports, market overviews, case studies and user ratings surveys. Datapro's services and products provide feature and side-by-side comparisons of computer hardware, software and communications products. The acquisition was accounted for by the purchase method, and the purchase price has been allocated to the assets acquired and the liabilities assumed, based upon the estimated fair values at the date of acquisition. The excess purchase price over the fair value of amounts assigned to the net tangible assets acquired was $33.5 million and has been recorded as goodwill which is being amortized over 30 years. In addition, $2.5 million of the purchase price was allocated to a non-compete agreement which is being amortized over 4 years. If the acquisition of Datapro had occurred at the beginning of 1997, consolidated total revenues on a pro forma basis would have been $536.6 million for the year ended September 30, 1997. This revenue does not purport to be indicative of what would have occurred had the acquisition been made as of that date or of total revenues which may occur in the future. The pro forma effect on the Company's net income and net income per common share for the year ended September 30, 1997 is not material.

         On October 22, 1997, the Company acquired a 32% membership interest in Jupiter Communications, LLC ("Jupiter") for $8.0 million in cash. On September 16, 1998, the Company increased its membership interest in Jupiter to 37% for an additional $1.3 million in cash and on May 25, 1999 the Company made an additional investment of $1.1 million in cash to maintain its 37% membership interest in Jupiter. Jupiter is a provider of analyst-based research and strategic planning services to the consumer and Internet and interactive industries. This investment is accounted for under the equity method of accounting. The excess of the cost of the investment over the underlying proportionate share of net assets (goodwill) in Jupiter totaling $9.3 million is being amortized over 30 years and is included in other assets in the Consolidated Balance Sheets. On October 7, 1999 Jupiter completed its initial public offering ("IPO") at $21.00 per share of common stock and, upon the closing of the offering, exchanged membership units in Jupiter for shares of common stock of Jupiter Communications, Inc. The Company owns 4,028,503 million shares, or approximately 28.1%, of Jupiter Communications, Inc.'s outstanding common stock.

         On January 30, 1998, the Company acquired all the assets and assumed the liabilities of Interpose, Inc. ("Interpose"), for $7.5 million in cash and 13,746 shares of Class A Common Stock of the Company which had an approximate fair market value of $0.5 million. Interpose is a provider of total cost of ownership measurement and analysis tools and training. The acquisition was accounted for by the purchase method, and the purchase price has been allocated to the assets acquired and liabilities assumed, based upon estimated fair values at the date of acquisition. The excess purchase price over the fair value of amounts assigned to the net tangible assets acquired was $8.3 million. Of such amount, $4.5 million was expensed as purchased in-process research and development costs and is presented as the acquisition-related charge in the Consolidated Statements of Operations. Of the remaining excess purchase price, $2.9 million was allocated to goodwill which is being amortized over 12 years and $0.9 million was allocated to a non-compete agreement which is being amortized over 5 years.

         On May 18, 1998, the Company acquired all the assets and assumed the liabilities of The Research Board, Inc., for $6.4 million in cash and 183,945 shares of Class A Common Stock of the Company which had an approximate fair market value of $5.7 million. The Research Board, Inc. compiles and provides information technology ("IT") research on suppliers and new technologies, validated management practices and IT best practices to its membership, which consist principally of senior IT executives. The acquisition was accounted for by the purchase method, and the purchase price has been allocated to the assets acquired and the liabilities assumed, based upon estimated fair values at the date of acquisition. The excess purchase price over the fair value of amounts assigned to the net tangible assets acquired was $15.1 million, of which $14.5 million has been recorded as goodwill, which is being amortized over 30 years. In addition, $0.6 million of the purchase price was allocated to a non-compete agreement which is being amortized over 5 years.

         On September 4, 1998, the Company acquired all of the outstanding shares of Vision Events International, Inc., for $20.5 million in cash. Vision Events International, Inc. produces premiere channel events that serve to bring IT vendors, value-added resellers, and system integrators together with vendors and distributors selling through these channels. The acquisition was accounted for by the purchase method, and the purchase price has been allocated to the assets acquired and the liabilities assumed, based upon estimated fair values at the date of acquisition. The excess purchase price over the fair value of amounts assigned to the net tangible assets acquired was $24.0 million of which $23.6 million has been recorded as goodwill which is being amortized over 30 years. In addition, $0.4 million of the purchase price was allocated to a non-compete agreement which is being amortized over 3 years.


34  GARTNER GROUP, INC.

         On October 7, 1998, the Company acquired all the assets and assumed the liabilities of Griggs-Anderson, Inc., for $10.9 million in cash and 305,808 shares of Class A Common Stock of the Company, which had an approximate fair market value of $7.3 million. Griggs-Anderson, Inc. provides custom market research to vendors in the technology marketplace, research and surveys for the evaluation of Web sites for effectiveness of content, technical performance, ease of navigation, impact of graphics, and demographic profiles of users. The acquisition was accounted for by the purchase method, and the purchase price has been allocated to the assets acquired and the liabilities assumed, based upon estimated fair values at the date of acquisition. The excess purchase price over the fair value of amounts assigned to the net tangible assets acquired was $16.9 million, of which $15.5 million has been recorded as goodwill, which is being amortized over 30 years. In addition, $1.4 million of the purchase price was allocated to a non-compete agreement and is being amortized over 5 years.

         On November 13, 1998, the Company acquired all of the outstanding shares of Wentworth Research, Limited ("Wentworth") for $8.3 million in cash. Wentworth provides research and advisory services to chief information officers and the senior information technology management community in the United Kingdom and Hong Kong. The acquisition was accounted for by the purchase method, and the purchase price has been allocated to the assets acquired and the liabilities assumed, based upon estimated fair values at the date of acquisition. The excess purchase price over the fair value of amounts assigned to the net tangible assets acquired was approximately $10.5 million, of which $9.7 million has been recorded as goodwill, which is being amortized over 30 years. In addition, $0.8 million of the purchase price was allocated to a non-compete agreement which is being amortized over 2 years.

         On January 1, 1999, the Company acquired all of the assets and assumed the liabilities of G2R, Inc. ("G2R") for $7.8 million in cash and 358,333 shares of Class A Common Stock of the Company which had an approximate fair market value of $7.8 million. G2R is a provider of research and consulting services to IT product vendors and professional services and outsourcing firms. The acquisition was accounted for by the purchase method, and the purchase price has been allocated to the assets acquired and the liabilities assumed, based upon estimated fair values at the date of acquisition. The excess purchase price over the fair value of amounts assigned to the net tangible assets acquired was approximately $13.4 million, of which $12.6 million has been recorded as goodwill, which is being amortized over 30 years. In addition, $0.8 million of the purchase price was allocated to a non-compete agreement and is being amortized over 4 years.

         On July 30, 1999 the Company acquired all of the outstanding shares of The Warner Group ("Warner") for $18.0 million in cash. Warner is a leading management consulting firm specializing in information technology, communications technology and performance improvement for government agency clients. The acquisition was accounted for by the purchase method, and the purchase price has been allocated to the assets acquired and the liabilities assumed, based upon estimated fair values at the date of acquisition. The excess purchase price over the fair value of amounts assigned to the net tangible assets acquired was approximately $15.2 million, of which $14.3 million has been recorded as goodwill, that is being amortized over 30 years. In addition, $0.9 million of the purchase price was allocated to non-compete agreements and is being amortized over 2 and 5 years.

         During 1999, the Company completed additional acquisitions for consideration of $16.1 million in cash. During 1998, the Company completed additional acquisitions for consideration of $12.8 million in cash and 28,236 shares of Class A Common Stock of the Company, which had an approximate fair value of $0.7 million. These acquisitions have been accounted for under the purchase method and substantially all of the purchase price has been assigned to goodwill.

         During 1999 and 1998 the Company made several investments totaling $10.9 million and $10.5 million, respectively, that are accounted for on the cost method. The Company also made investments totaling $3.1 million and $9.3 million in 1999 and 1998 respectively, that are accounted for on the equity method. These investments totaled $14.0 million and $19.8 million and are included in Other assets on the Consolidated Balance Sheets as of September 30, 1999 and 1998, respectively.

         Total cost and equity investments of the Company were $75.2 million and $61.9 million, respectively, and are included in Other assets on the Consolidated Balance Sheets at September 30, 1999 and 1998, respectively. The pro forma results of operations for the year ended September 30, 1999 and 1998, assuming the 1999 acquisitions were made at the beginning of each year, would not differ significantly from the historical results.

4--SALE OF GARTNERLEARNING

On September 1, 1998, the Company sold GartnerLearning, a division of the Company that provides technology based training and services for information technology professionals to NETg Inc. ("NETg"), a subsidiary of Harcourt Brace & Company, for $5.0 million in cash and an 8% equity interest in NETg. In addition, the Company received a put option which allows the Company to sell its 8% equity interest to an affiliate of Harcourt Brace & Company for $48.0 million in cash.

This put option may be exercised for two years beginning on September 1, 2002, if certain conditions are met. The Company's 8% interest in NETg was independently appraised at $42.5 million on the date of sale and is included in Other assets in the Consolidated Balance Sheets. Including transaction costs related to the sale of $3.8 million, the pre-tax loss on sale of GartnerLearning was approximately $2.0 million.

5--OTHER CHARGES

During 1999, the Company recorded other charges related to reorganization and recapitalization of approximately $30.1 million on a pre-tax basis. Approximately $14.2 million of the charge related to certain job eliminations associated with strategic reduction in force initiatives. Approximately $9.2 million of the other charge pertained to legal and advisory fees associated with the Company's recapitalization (see Note 2--Recapitalization). In relation to the Company's recapitalization, the Company's board of directors approved a special one-time cash incentive plan to be earned and paid in three installments and designed to enhance retention of key personnel. Approximately twenty-five percent of the retention incentive, or $6.7 million, was vested in 1999 and was paid on October 15, 1999. The second payment will be made on or before December 31, 1999 and the third payment will be made on or before April 15, 2000.

         During 1998, the Company recorded other charges, primarily consisting of relocation and severance costs, totaling approximately $2.8 million related to the Company's relocation of certain accounting and order processing operations from Stamford, Connecticut to a new financial services center in Ft. Myers, Florida. These expenses are presented as other charges in the Consolidated Statements of Operations.

--------------------------------------------------------------------------------

6--PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements, carried at cost, less accumulated depreciation and amortization consist of the following (in thousands):

                                                                               SEPTEMBER 30,
                                                                         ----------------------------------
                                               USEFUL LIFE (YEARS)           1999           1998
-----------------------------------------------------------------------------------------------------------
FURNITURE AND EQUIPMENT                                       3-8        $ 42,737       $ 27,278
COMPUTER EQUIPMENT                                            2-3          75,780         60,809
LEASEHOLD IMPROVEMENTS                                       2-15          23,955         21,916
-----------------------------------------------------------------------------------------------------------
                                                                          142,472        110,003
LESS--ACCUMULATED DEPRECIATION AND AMORTIZATION                           (78,880)       (59,202)
-----------------------------------------------------------------------------------------------------------
                                                                         $ 63,592       $ 50,801
===========================================================================================================

7--INTANGIBLE ASSETS, NET

Intangible assets, net, carried at cost, less accumulated amortization consist of the following (in thousands):

                                                                                            SEPTEMBER 30,
                                                                                   ------------------------------------
                                              AMORTIZATION PERIOD (YEARS)              1999               1998
-----------------------------------------------------------------------------------------------------------------------
GOODWILL                                                             7-30          $237,933           $168,936
NON-COMPETE AGREEMENTS                                                2-5            10,600              5,489
TRADENAMES                                                           9-12             3,140                778
-----------------------------------------------------------------------------------------------------------------------
                                                                                    251,673            175,203
LESS--ACCUMULATED AMORTIZATION                                                      (28,573)           (19,417)
-----------------------------------------------------------------------------------------------------------------------
                                                                                   $223,100           $155,786
=======================================================================================================================


36  GARTNER GROUP, INC.

8--LONG TERM DEBT

On July 16, 1999, ("the closing date") the Company entered into an unsecured Credit Agreement with The Chase Manhattan Bank, as administrative agent for the participating financial institutions thereunder, providing for a maximum of $500 million of credit facilities, consisting of a $350 million term loan and a $150 million senior revolving credit facility. The term loan can be advanced in multiple drawings during the first year after the closing date. Amounts repaid under the term loan may not be reborrowed. As of September 30, 1999, the Company had borrowed $250 million under the term loan, and had not made any borrowings under the revolving credit facility. Loans under the revolving facility will be available for five years, subject to certain customary conditions on the date of any such loan. A quarterly commitment fee of between 0.25% and 0.35% per annum is payable on the unborrowed balance of the revolving credit facility. Borrowings under the credit facility will accrue interest based on one or more rates selected by the Company plus an applicable margin. The base rate shall be LIBORor alternatively, the higher of the prime commercial lending rate of The Chase Manhattan Bank, the Federal Funds Rate or the secondary market rate for certificates of deposit. The applicable margin for the base rate can range from 0% to 0.50% per annum based upon an applicable calculated ratio and is initially 0.25% per annum. The interest rate paid on long-term debt as of September 30, 1999 was 7.5%

         Loans made under the term loan will mature five years after the closing date and will amortize in eight equal semi-annual installments commencing eighteen months after the closing date. Loans made under the revolving credit facility will mature five years after the closing date. Maturities of long-term debt for the next five fiscal years are approximately $31.3 million in 2000, $62.5 million for each year 2001 through 2003 and $31.3 million in 2004. Under the Credit Agreement, the Company and its subsidiaries are subject to certain customary affirmative, negative and financial covenants.

         Letters of credit are issued by the Company in the ordinary course of business. As of September 30, 1999, the Company had outstanding letters of credit with Chase Manhattan Bank for $1.5 million and with The Bank of New York for $2.0 million.

9--COMMITMENTS AND CONTINGENCIES

The Company leases various facilities, furniture and computer equipment under lease arrangements expiring between 2000 and 2026. Future minimum annual payments under operating lease agreements as of September 30, 1999 are as follows (in thousands):

YEAR ENDED SEPTEMBER 30,
------------------------------------------------------------------------
2000                                                           $ 15,486
2001                                                             12,933
2002                                                             10,794
2003                                                              9,847
2004                                                              7,600
THEREAFTER                                                       45,252
------------------------------------------------------------------------
TOTAL MINIMUM LEASE PAYMENTS                                   $101,912
========================================================================

         Rental expense for operating leases, net of sublease income, was $24.4, $21.3 and $16.8 million for the years ended September 30, 1999, 1998 and 1997, respectively. The Company has commitments with two facilities management companies for printing, copying, mailroom and other related services. The minimum annual obligations under these service agreements are $4.8 million for 1999, $4.9 million for 2000, $4.1 million for 2001, $4.1 million for 2002, and $1.0 million for year 2003.

         The Company is required to repurchase 5,166,691 additional shares of its common stock on the open market by July 2001 as part of its recapitalization (see Note 2 - Recapitalization).

         The Company is involved in legal proceedings and litigation arising in the ordinary course of business. The Company believes the outcome of all current proceedings, claims and litigation will not have a material effect on the Company's financial position or results of operations when resolved in a future period.

10--STOCKHOLDERS' EQUITY

Capital stock. Class A Common Stock and Class B Common Stock stockholders are entitled to one vote per share on all matters to be voted by stockholders, other than the election of directors. Class A Common Stock stockholders are entitled to one vote per share on the election of Class A directors, which constitute not more than 20% of the directors and Class B Common Stock stockholders are entitled to one vote per share on the election of Class B directors, which constitute at least 80% of the directors. In addition, any Class B Common Stock holder who owns more than 15% of the outstanding Class B Common Stock, will not be able to vote all of his or her Class B Common Stock in the election of directors unless such holder owns an equivalent percentage of Class A Common Stock.
         On June 4, 1997, with the Board of Directors approval, the Company provided loans totaling $7.2 million to certain officers to facilitate the purchase of common stock arising out of the exercise of stock options. The loan proceeds were not used to fund the option exercise price of the common stock acquired. The loans were full recourse obligations to the officers and were secured by shares of the Company's stock. The loans bore interest at an annual rate of 6.1%. On December 18, 1997, with the Board of Directors approval, the Company provided additional loans for the same purpose to certain officers totaling $2.5 million. The loans bore interest at an annual rate of 5.6%. On July 23, 1998, with the Board of Directors' approval, the Company received 302,003 shares of Class A Common Stock in settlement of the loan balances and accrued interest.

Stock option plans and warrants. Under the terms of the 1991 Stock Option Plan, the Board of Directors may grant non-qualified and incentive options, entitling employees to purchase shares of the Company's common stock at the fair market value on the date of grant. The Board can determine the date on which options vest and become exercisable. A total of 32,800,000 shares of Class A Common Stock have been reserved for issuance under this plan. At September 30, 1999 and 1998, 5,948,420 and 9,001,508 options were available for grant, respectively.

         In January 1993, the Company adopted the 1993 Director Option Plan, a stock option plan for directors, and reserved an aggregate of 1,200,000 shares of Class A Common Stock for issuance under this plan. The plan currently provides for the automatic grant of 15,000 options to purchase shares of Class A Common Stock to each director upon first becoming an outside director and the automatic grant of an option to purchase an additional 7,000 shares of Class A Common Stock annually based on continuous service as an outside director. The exercise price of each option granted under the plan is equal to the fair market value of the Class A Common Stock at the date of grant. Options granted are subject to cumulative yearly vesting over a three year period after the date of grant. At September 30, 1999 and 1998, 526,000 and 603,000 options were available for grant, respectively.

         In October 1994, the Board of Directors and stockholders of the Company approved the adoption of a Long-Term Stock Option Plan and the reservation of an aggregate of 6,560,000 shares of Class A Common Stock for issuance thereunder. The purpose of the plan is to provide to senior personnel long-term equity participation in the Company as an incentive to promote the long-term success of the Company. The exercise price of each option granted under the plan is equal to the fair value of the Class A Common Stock at the date of grant. All options granted under the plan vest and become fully exercisable five years following the date of grant, based on continued employment, and have a term of ten years from the date of grant assuming continued employment. Vesting and exercisability accelerates upon achievement of certain financial performance targets determined by the Board of Directors. If the financial performance targets are met for the year of grant in accordance with parameters as set by the Board in its sole discretion, 25% of the shares granted become exercisable on the first anniversary date following the date of grant and, if cumulative financial performance targets are met for both the first and second years following the date of grant, a second 25% become exercisable three years following the date of grant. If cumulative financial performance targets are met for all three years following the date of grant, a third 25% become exercisable on the fourth anniversary date following the date of grant and the final 25% become exercisable on the fifth anniversary following the date of grant. Based on cumulative performance through 1999, 1,487,070 shares were exercisable on September 30, 1999. At September 30, 1999 and 1998, 624,000 and 287,500 options were available for grant, respectively.

         In October 1996, the Company adopted the 1996 Long Term Stock Option Plan. Under the terms of the plan, the Board of Directors may grant non-qualified and incentive options, entitling employees to purchase shares of the Company's common stock at the fair market value at the date of option grant. A total of 1,800,000 shares of Class A Common Stock was reserved for issuance under this plan. All options granted under the plan vest and become fully exercisable six years following the date of grant, based on continued employment, and have a term of ten years from the date of grant assuming continued employment. Vesting and exercisability accelerates upon achievement of certain financial performance targets determined by the Board of Directors. If financial performance targets are met in the year of grant in accordance with parameters as set by the Board in its sole discretion, 25% of the shares granted become exercisable on the third anniversary date following the date of grant. If cumulative financial performance targets are met for both the first and second years following the date of grant, a second 25% become exercisable three years following the date of grant. If financial performance targets are met cumulatively for all three years following the date of grant, a third 25% become exercisable on the fourth anniversary date following the date of grant and the final 25% become exercisable on the fifth anniversary following the date of grant. Based on 1997 and 1998 performance, 815,250 options will be exercisable on February 24, 2000. At September 30, 1999 and 1998, 473,000 and 169,500
options to purchase common stock were available for grant.

         In October 1998, the Company adopted the 1998 Long Term Stock Option Plan. Under the terms of the plan, the Board of Directors may grant non-qualified and incentive options, entitling employees to purchase shares of the Company's common stock at the fair market value at the date of option grant and restricted stock. A total of 2,500,000 shares of Class A Common Stock was reserved for issuance under this plan. All options currently granted under the plan vest and become fully exercisable six years following the date of grant, based on continued employment, and have a term of ten years from the date of grant assuming continued employment. Vesting and exercisability accelerates upon achievement of certain financial performance targets determined by the Board of Directors. If financial performance targets are met in the year of grant in accordance with parameters as set by the Board in its sole discretion, 25% of the shares granted become exercisable in the third anniversary date following the date of grant. If cumulative financial performance targets are met for both the first and second years following the date of grant, a second 25%


38  GARTNER GROUP, INC.

become exercisable three years following the date of grant. If financial performance targets are met cumulatively for all three years following the date of grant, a third 25% become exercisable on the fourth anniversary date following the date of grant and the final 25% become exercisable on the fifth anniversary following the date of grant. Based on 1999 performance, no vesting has accelerated; however, if cumulative financial performance targets are met for 1999 and 2000 or 1999, 2000 and 2001, vesting may still accelerate. At September 30, 1999, 176,000 options to purchase common stock were available for grant.

         On April 4, 1997, the Company adopted an option exchange program that allowed the exchange of certain stock options granted from October 1995 through January 1997 under the 1991 Option Plan and the 1994 Long-Term Plan for options with an exercise price of $21.09 per share. In total, options to purchase 1,647,000 shares of common stock were exchanged under this program. The original vesting schedules and expiration dates associated with these stock options were also amended to commence with the stock option exchange program date. These amounts have been included as granted and canceled options during 1997 in the summary activity table shown below.

         On December 15, 1998, the Company adopted another option exchange program that allowed the exchange of certain stock options granted from April 1997 through July 1998 for options with an exercise price of $20.46. In total, options to purchase 4,737,400 shares of common stock were exchanged under this program. The original vesting schedules and expiration dates associated with these stock options were also amended to commence with the stock option exchange program date. These amounts have been included as granted and canceled options during 1999 in the summary activity table shown below.

         In connection with the recapitalization (see Note 2--Recapitalization), substantially all options with an exercise price below the fair market value of the stock on the effective date were reduced to maintain the ratio of the exercise price to the fair market value of the stock prior to the special, nonrecurring cash dividend, which was $1.1945 per share. The exercise prices of options with an exercise price equal to or greater than the fair market value of the stock on the effective date were reduced by an amount equal to the dividend per share paid by the Company. No changes were made in either the number of shares of common stock covered or in the vesting schedule of the options.

         A summary of stock option activity under the plans and agreement through September 30, 1999 follows:

                                                     CLASS A      WEIGHTED
                                                      COMMON       AVERAGE
                                                 STOCK UNDER      EXERCISE
                                                      OPTION         PRICE
-----------------------------------------------------------------------------
OUTSTANDING AT SEPTEMBER 30, 1996                 18,786,597       $ 6.922
   GRANTED                                         5,694,814       $23.023
   EXERCISED                                      (4,036,862)      $ 3.385
   CANCELED                                       (2,623,199)      $26.416
-----------------------------------------------------------------------------
OUTSTANDING AT SEPTEMBER 30, 1997                 17,821,350       $11.462
   GRANTED                                         5,060,949       $33.329
   EXERCISED                                      (5,370,690)      $ 6.716
   CANCELED                                       (1,380,577)      $20.539
-----------------------------------------------------------------------------
OUTSTANDING AT SEPTEMBER 30, 1998                 16,131,032       $19.086
   GRANTED                                        11,818,259       $20.946
   EXERCISED                                      (2,648,169)      $ 6.810
   CANCELED                                       (7,511,554)      $21.637
-----------------------------------------------------------------------------
OUTSTANDING AT SEPTEMBER 30, 1999                 17,789,568       $17.475
=============================================================================

         Options for the purchase of 4,417,986 and 4,317,310 Class A Common Stock were exercisable at September 30, 1999 and 1998, respectively.

         The following table summarizes information about stock options outstanding at September 30, 1999:

                                                                                                     WEIGHTED AVERAGE
                                                                                                            REMAINING
                                          NUMBER                NUMBER           WEIGHTED AVERAGE         CONTRACTUAL
RANGE OF EXERCISE PRICES             OUTSTANDING           EXERCISABLE             EXERCISE PRICE        LIFE (YEARS)
---------------------------------------------------------------------------------------------------------------------
$0.88-4.83                               641,640               603,140                     $ 2.78                 1.4
$5.51-13.08                            3,226,240             2,066,240                     $ 7.53                 4.9
$15.67-19.90                           8,989,865             1,315,215                     $18.18                 8.5
$20.46-24.49                           4,419,323               222,179                     $24.12                 9.2
$25.18-26.81                              36,000                32,000                     $25.59                 1.8
$30.47-37.29                             476,500               179,212                     $32.61                 7.6
---------------------------------------------------------------------------------------------------------------------
                                      17,789,568             4,417,986
========================================================================

         IMS Health has a warrant expiring December 1, 2000 to purchase 599,400 shares of Class A Common Stock at a price of $16.42 per share.

Employee stock purchase plan. In January 1993, the Company adopted an employee stock purchase plan (the "1993 Employee Stock Purchase Plan"), and reserved an aggregate of 4,000,000 shares of Class A Common Stock for issuance under this plan. The plan permits eligible employees to purchase Class A Common Stock through payroll deductions, which may not exceed 10% of an employee's compensation (or $21,250 in any calendar year), at a price equal to 85% of the Class A Common Stock price as reported by NYSE at the beginning or end of each offering period, whichever is lower. During the year ended September 30, 1999, 286,033 shares were issued from treasury stock at an average purchase price of $17.68 per share. At September 30, 1999, 1,792,900 shares were available for offering under the plan.

Restricted stock awards. During the year ended September 30, 1999, the Company granted restricted stock awards under the 1991 Stock Option Plan and the 1998 Long Term Stock Option Plan. The restricted stock awards will vest in six equal installments with the first installment vesting two years after the grant and then annually thereafter. Recipients are not required to provide consideration to the Company other than rendering service and have the right to vote the shares and receive dividends. The restricted stock may not be sold by the employee during the vesting period. A total of 538,000 restricted shares of Class A Common Stock were issued at a weighted average market value of $23.09 per share, of which 86,000 have been forfeited as of September 30, 1999. In addition, the Company granted 35,000 stock options under the 1998 Long Term Stock Option Plan with an exercise price of $1.00 per share that vest on the same basis as the restricted stock awards. Such stock options had a fair market value of $23.25 per stock option on the date of grant. The aggregate market value of the restricted stock awards and stock option grants was $9.9 million. Total compensation expense recognized for the restricted stock awards and option grants was approximately $1.7 million for 1999.

Stock repurchases. Beginning in the year ended September 30, 1997, the Company has entered into a series of forward purchase agreements on its Class A Common Stock. These agreements are settled quarterly at the Company's option on a net basis in either shares of its own Class A Common Stock or cash. To the extent that the market price of the Company's Class A Common Stock on a settlement date is higher (lower) than the forward purchase price, the net differential is received (paid) by the Company. During the year ended September 30, 1998, four settlements resulted in the Company receiving 365,949 shares of Class A Common Stock (recorded in Treasury stock at no cost) and paying approximately $12.0 million in cash (recorded as a reduction of additional paid-in capital). During the year ended September 30, 1999, four settlements resulted in the Company receiving 155,962 shares of Class A Common Stock and paying approximately $10.9 million in cash. As of September 30, 1999, a forward purchase agreement in place covered approximately $17.6 million or 828,157 shares of Class A Common Stock having forward purchase prices established at $21.25 per share. If the market priced portion of this agreement was settled based on the September 30, 1999 market price of Class A Common Stock ($16.00 per share), the Company would settle under the terms of the forward purchase agreement with a payment of either $4.3 million in cash or 271,739 shares of Class A Common Stock.

         On August 24, 1998, the Company's Board of Directors approved the repurchase of up to 2,500,000 shares of Class A Common Stock in an effort to offset the dilutive effect of the Company's stock-based employee compensation plans. To date, the Company has repurchased 721,300 shares of Class A Common Stock at a cost of approximately $17.4 million. There are no open commitments to repurchase stock under this approval. No additional repurchases under this approval are anticipated due to the open market repurchase limitations under the terms of the recapitalization.

Stock based compensation. The Company applies the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock-based compensation plans. Accordingly, no compensation cost has been recognized for the fixed stock option plans. Pursuant to the requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" the following are the pro forma net income and net income per share for the years ended September 30, 1999, 1998 and 1997 had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant date for grants under those plans:

YEAR ENDED SEPTEMBER 30,               1999          1998         1997
--------------------------------------------------------------------------
NET INCOME
      AS REPORTED                   $88,271       $88,347      $73,130
      PRO FORMA                     $67,128       $58,480      $62,497
NET INCOME PER DILUTED
   COMMON SHARE
      AS REPORTED                   $  0.84       $  0.84      $  0.71
      PRO FORMA                     $  0.64       $  0.55      $  0.61
--------------------------------------------------------------------------


40  GARTNER GROUP, INC.

         The pro forma disclosures shown above reflect options granted after the year ended September 30, 1995 and are not likely to be representative of the effects on net income and net income per common share in future years.

         The fair value of the Company's stock plans used to compute pro forma net income and diluted earnings per share disclosures is the estimated fair value at grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were utilized for stock options granted or modified:

                                    1999          1998         1997
-----------------------------------------------------------------------
EXPECTED LIFE (IN YEARS)         3.1-5.0       2.4-6.4      2.4-6.4
EXPECTED VOLATILITY                  .40           .40          .40
RISK FREE INTEREST RATE       4.93%-5.82%   4.22%-4.39%  6.00%-6.09%
EXPECTED DIVIDEND YIELD             0.00%         0.00%        0.00%
-----------------------------------------------------------------------

         The weighted average fair values of the Company's stock options granted in the years ended September 30, 1999, 1998 and 1997 are $10.19, $12.00 and $12.32, respectively.

--------------------------------------------------------------------------------

11--COMPUTATION OF EARNINGS PER SHARE OF COMMON STOCK

Basic earnings per share ("EPS") is computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in earnings, including stock options and warrants. When the exercise of stock options is antidilutive they are excluded from the calculation.

         The following table sets forth the required disclosures of the reconciliation of the basic and diluted net earnings per share computations.

YEAR ENDED SEPTEMBER 30,                                             1999                  1998               1997
---------------------------------------------------------------------------------------------------------------------
NUMERATOR:
     NET INCOME                                                  $ 88,271              $ 88,347           $ 73,130
=====================================================================================================================
DENOMINATOR :
     DENOMINATOR FOR BASIC EARNINGS PER SHARE--
         WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING     102,226               100,194             94,742
     EFFECT OF DILUTIVE SECURITIES:
         WEIGHTED AVERAGE NUMBER OF COMMON SHARES UNDER
             WARRANT OUTSTANDING                                      155                   298                274
         WEIGHTED AVERAGE NUMBER OF OPTION SHARES OUTSTANDING       2,567                 5,207              7,735
---------------------------------------------------------------------------------------------------------------------
         DILUTIVE POTENTIAL COMMON SHARES                           2,722                 5,505              8,009
---------------------------------------------------------------------------------------------------------------------
     DENOMINATOR FOR DILUTED EARNINGS PER SHARE--
         ADJUSTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES
             OUTSTANDING                                          104,948               105,699            102,751
=====================================================================================================================
BASIC EARNINGS PER COMMON SHARE                                  $   0.86              $   0.88           $   0.77
=====================================================================================================================
DILUTED EARNINGS PER COMMON SHARE                                $   0.84              $   0.84           $   0.71
=====================================================================================================================

         For the years ended September 30, 1999 and 1998, options to purchase
4.3 million and 2.2 million shares of Class A Common Stock of the Company with exercise prices greater than the average fair market value of $21.32 and $32.67, for the respective periods, were not included in the computation of diluted net income per share because the effect would have been antidilutive. All outstanding options for the year ended September 30, 1997 were dilutive and were included in the calculation of diluted earnings per share.

12--INCOME TAXES

Following is a summary of the components of income before provision for income taxes (in thousands):

YEAR ENDED SEPTEMBER 30,                1999          1998        1997
-------------------------------------------------------------------------
U.S.                                $107,243      $113,589    $ 93,758
NON-U.S.                              32,004        37,532      30,115
-------------------------------------------------------------------------
CONSOLIDATED                        $139,247      $151,121    $123,873
=========================================================================

         The provision for income tax on the above income consists of the following components (in thousands):

YEAR ENDED SEPTEMBER 30,                                          1999                  1998                  1999
---------------------------------------------------------------------------------------------------------------------
CURRENT TAX EXPENSE:
     U.S. FEDERAL                                              $18,613               $ 2,081                $  797
     STATE AND LOCAL                                             2,977                 2,257                 1,872
     FOREIGN                                                     6,533                 8,927                 8,208
---------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT                                                   28,123                13,265                10,877
DEFERRED TAX EXPENSE (BENEFIT):
     U.S. FEDERAL                                                4,286                   921                   434
     STATE AND LOCAL                                             1,052                   552                   912
     FOREIGN                                                     1,310                  (567)                  208
---------------------------------------------------------------------------------------------------------------------
TOTAL DEFERRED                                                   6,648                   906                  1,554
---------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT AND DEFERRED                                      34,771                14,171                 12,431
BENEFIT OF STOCK TRANSACTIONS WITH EMPLOYEES
  ALLOCATED TO ADDITIONAL PAID-IN CAPITAL                       15,878                48,603                 38,037
BENEFIT OF PURCHASED TAX BENEFITS CREDITED TO GOODWILL             327                    --                    275
---------------------------------------------------------------------------------------------------------------------
TOTAL PROVISION FOR INCOME TAXES                               $50,976               $62,774                $50,743
=====================================================================================================================

         Current and long-term deferred tax assets and liabilities are comprised of the following (in thousands):

SEPTEMBER 30,                                      1999         1998
----------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION                  $  1,585      $   666
EXPENSE ACCRUALS FOR BOOK PURPOSES                7,495        4,285
LOSS AND CREDIT CARRYFORWARDS                     4,622       11,456
INTANGIBLE ASSETS                                 1,668        1,814
OTHER                                             1,210        1,104
----------------------------------------------------------------------------
GROSS DEFERRED TAX ASSET                         16,580       19,325
----------------------------------------------------------------------------
INTANGIBLE ASSETS                                (8,457)      (2,299)
EQUITY INTEREST                                  (2,478)      (2,477)
OTHER                                            (1,577)         (89)
----------------------------------------------------------------------------
GROSS DEFERRED TAX LIABILITY                    (12,512)      (4,865)
----------------------------------------------------------------------------
VALUATION ALLOWANCE                              (3,559)      (6,444)
----------------------------------------------------------------------------
NET DEFERRED TAX ASSET                         $    509      $ 8,016
============================================================================

         Current and long-term net deferred tax assets are $5.7 million and $0 million as of September 30, 1999 and are $1.8 million and $6.2 million as of September 30, 1998, respectively, and are included in Prepaid expenses and other current assets and Other assets in the Consolidated Balance Sheets. Current and long-term net deferred tax liabilities are $0.9 million and $4.3 million as of September 30, 1999 and are included in Accounts payable and accrued liabilities and Other liabilities in the Consolidated Balance Sheets. There were no deferred tax liabilities as of September 30, 1998.

         The valuation allowance relates to state and foreign tax loss carryforwards that more likely than not will expire unutilized. The net decrease in the valuation allowance of approximately $2.9 million in the current year results primarily from the utilization of U.S. federal tax loss carryforwards of approximately $5.0 million and state tax loss carryforwards of approximately $11.0 million. The net increase in the valuation allowance of approximately $1.5 million in the year ended September 30, 1998 was due primarily from the increase in the state tax carryforwards of approximately $2.0 million and the net utilization of foreign tax loss carryforwards of approximately $0.5 million. The tax benefits from such tax loss carryforwards were $2.5, $1.2 and $1.7 million for the years ended September 30, 1999, 1998 and 1997, respectively. Approximately $2.7 million of the valuation allowance would reduce paid-in-capital upon subsequent recognition of any related tax benefits.


42  GARTNER GROUP, INC.

         The differences between the U.S. federal statutory income tax rate and the Company's effective rate are:

YEAR ENDED SEPTEMBER 30,            1999          1998         1997
------------------------------------------------------------------------
STATUTORY TAX RATE                  35.0%         35.0%        35.0%
STATE INCOME TAXES,
   NET OF FEDERAL BENEFIT            3.1           4.3          4.5
FOREIGN INCOME TAXED
   AT A DIFFERENT RATE               1.7           0.7          0.6
NON-DEDUCTIBLE GOODWILL
   AND DIRECT ACQUISITION COSTS      1.1           3.5          0.9
NON-TAXABLE INCOME                  (1.3)         (1.3)        (0.9)
EXEMPT FOREIGN TRADING
   GROSS RECEIPTS                   (2.3)         (1.4)        (1.0)
NON-DEDUCTIBLE RECAPITALIZATION
   COSTS                             2.2            --           --
SETTLEMENT OF TAX EXAMS             (1.8)           --           --
BENEFIT OF OPERATING LOSS AND
   TAX CREDIT CARRYFORWARDS         (2.0)           --           --
OTHER ITEMS                          0.9           0.7          1.9
------------------------------------------------------------------------
EFFECTIVE TAX RATE                  36.6%         41.5%        41.0%
=========================================================================

         As of September 30, 1999, the Company had state and local tax loss carryforwards of $40.6 million, the majority of which will expire in two to four years. In addition, the Company had foreign tax loss carryforwards of $4.5 million, of which $0.6 million will expire within three to five years, and $3.9 million can be carried forward indefinitely. In 1999, the Company incurred $8.6 million of non-deductible recapitalization costs during the year, the tax effect of which was approximately offset by a one-time income tax benefit of $2.5 million related primarily to the settlement of certain tax examinations in the second quarter. In 1998, the sale of GartnerLearning resulted in an additional tax provision of $4.2 million primarily due to the reversal of non-deductible goodwill. The effective tax rate, less the impact of the above mentioned items, was 37% and 39% for 1999 and 1998, respectively.

13--EMPLOYEE BENEFITS

The Company has a savings and investment plan covering substantially all domestic employees. The Company contributes amounts to this plan based upon the level of the employee contributions. In addition, the Company also contributes fixed and discretionary amounts based on employee participation and attainment of operatiing margins set by the Board of Directors. Amounts expensed in connection with the plan totaled $6.6, $5.4 and $4.6 million for the years ended September 30, 1999, 1998 and 1997, respectively.

14--SEGMENT INFORMATION

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). FAS 131 supercedes Statement of Financial Accounting Standards No 14, "Financial Reporting for Segments of a Business Enterprise", replacing the "industry segment" with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. FAS 131 also requires additional disclosures with respect to products and services, geographic areas and major customers.

         In the fourth quarter of 1999, the Company adopted FAS 131. In relation to the reorganization in the fourth quarter of 1999, the Company began managing its business in three reportable segments organized on the basis of differences in its related products and services: research, services and events. Research consists primarily of subscription-based research products. Services consists primarily of consulting and measurement engagements. Events consists of vendor and user focused symposia, expositions and conferences.

         The Company earns revenue from clients in many countries. Other than the United States, the Company's country of domicile, there is no individual country in which revenues from external clients represent 10% or more of the Company's consolidated revenues. Additionally, no single client accounted for 10% or more of total revenue and the loss of a single client, in management's opinion, would not have a material adverse effect on revenues.

         The Company evaluates performance and allocates resources based on the profit or loss from operations before interest income and expense, certain selling, general and administrative costs, income taxes, other charges and foreign exchange gains and losses. The accounting policies used by the reportable segments are the same as those used by the Company as described in
Note 1 - Summary of Significant Accounting Policies.

         The Company does not identify or allocate assets, including capital expenditures, by operating segment. Accordingly, assets are not being reported by segment because the information is not available by segment and is not reviewed in the evaluation of performance or making decisions in the allocation of resources.

         The following tables present information about reportable segments (in thousands). Operating income in the "Other" column includes expenses unallocated to reportable segments, expenses allocated to operations that do not meet the quantitative threshold of FAS 131, and other charges. There are no intersegment revenues:

YEAR ENDED SEPTEMBER 30, 1999         RESEARCH              SERVICES              EVENTS                OTHER      CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------------
REVENUES                              $479,045               149,840              75,581               29,768          $734,234
OPERATING INCOME                      $336,919                55,857              32,532             (294,313)         $130,995
INTEREST INCOME, NET                                                                                                   $  8,252
------------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE PROVISION FOR INCOME TAXES                                                                               $139,247
------------------------------------------------------------------------------------------------------------------------------------

YEAR ENDED SEPTEMBER 30, 1998         RESEARCH              SERVICES              EVENTS                OTHER      CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------------
REVENUES                              $433,141               110,955              49,121               48,740(1)       $641,957
OPERATING INCOME                      $312,855                50,787              19,546             (239,651)         $143,537
LOSS ON SALE OF GARTNERLEARNING                                                                                        $ (1,973)
INTEREST INCOME, NET                                                                                                   $  9,557
------------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE PROVISION FOR INCOME TAXES                                                                               $151,121
------------------------------------------------------------------------------------------------------------------------------------

YEAR ENDED SEPTEMBER 30, 1997         RESEARCH              SERVICES              EVENTS                OTHER      CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------------
REVENUES                              $349,600                84,631              34,256               42,752(1)       $511,239
OPERATING INCOME                      $248,825                40,409              10,319             (182,940)         $116,613
INTEREST INCOME, NET                                                                                                   $  7,260
------------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE PROVISION FOR INCOME TAXES                                                                               $123,873
------------------------------------------------------------------------------------------------------------------------------------

(1)REPRESENTS THE SUM OF OTHER AND LEARNING REVENUES FOR YEARS ENDED SEPTEMBER 30, 1998 AND 1997.

         The Company's consolidated revenues are generated primarily through direct sales to clients by domestic and international sales forces and a network of independent international distributors. The Company defines "Europe Revenues" as revenues attributable to clients located in England and the European region and "Other International Revenues" as revenues attributable to all areas located outside of the United States, Canada and Europe. Most products and services of the Company are provided on an integrated worldwide basis. Because of the integration of products and services delivery, it is not practical to separate precisely the revenues and operating income of the Company by geographic location. Accordingly, the separation set forth in the table below is based upon internal allocations, which involve certain management estimates and judgments. Fiscal 1998 and 1997 revenues and operating income by geographic location have been restated to be more comparable to the 1999 revenues allocation methodology.

         European identifiable tangible assets consist primarily of the assets of the European subsidiaries and include the accounts receivable balances carried directly by the subsidiaries located in England, France and Germany. All other European client receivables are maintained by, and therefore are included as identifiable assets of, the United States operations.

         Summarized information by geographic location is as follows (in thousands):

YEAR ENDED SEPTEMBER 30,                1999          1998         1997
-------------------------------------------------------------------------
UNITED STATES AND CANADA:
   REVENUES                         $471,783      $415,622     $339,318
   OPERATING INCOME                 $ 70,139      $ 81,894     $ 68,482
   IDENTIFIABLE TANGIBLE ASSETS     $437,452      $551,030     $407,262
   LONG-LIVED ASSETS                $318,509      $285,125     $189,304

EUROPE:
   REVENUES                         $212,131      $173,762     $132,229
   OPERATING INCOME                 $ 48,433      $ 44,455     $ 42,090
   IDENTIFIABLE TANGIBLE ASSETS     $110,472      $ 93,409     $ 73,974
   LONG-LIVED ASSETS                $ 41,233      $ 25,533     $ 20,950

OTHER INTERNATIONAL:
   REVENUES                         $ 50,320      $ 52,573     $ 39,692
   OPERATING INCOME                 $ 12,423      $ 17,188     $  6,041
   IDENTIFIABLE TANGIBLE ASSETS     $ 32,420      $ 31,888     $ 27,654
   LONG-LIVED ASSETS                $ 11,518      $ 11,134     $ 10,331
-------------------------------------------------------------------------

         Excluding other charges, operating income was $95.1 million, $52.9 million and $13.1 million in the United States and Canada, Europe and Other International, respectively, for the year ended September 30, 1999. Excluding acquisition-related and other charges, operating income in the United States and Canada was $89.2 million for the year ended September 30, 1998.


44  GARTNER GROUP, INC.

15--QUARTERLY FINANCIAL DATA (UNAUDITED)

(IN THOUSANDS EXCEPT PER SHARE DATA)

YEAR ENDED SEPTEMBER 30, 1999                        1ST           2ND           3RD            4TH
---------------------------------------------------------------------------------------------------
REVENUES                                        $190,380      $171,328      $185,658       $186,868
OPERATING INCOME(1)                             $ 45,742      $ 39,610      $ 38,138       $  7,505
NET INCOME                                      $ 30,088      $ 28,841      $ 26,416       $  2,926
DILUTED EARNINGS PER COMMON SHARE               $   0.29      $   0.27      $   0.25       $   0.03
---------------------------------------------------------------------------------------------------

YEAR ENDED SEPTEMBER 30, 1998                        1ST           2ND           3RD            4TH
---------------------------------------------------------------------------------------------------
REVENUES                                        $162,667      $149,565      $160,992       $168,733
OPERATING INCOME                                $ 41,145      $ 31,083      $ 35,462       $ 35,847
NET INCOME                                      $ 25,644      $ 20,099      $ 22,982       $ 19,622
DILUTED EARNINGS PER COMMON SHARE               $   0.25      $   0.19      $   0.22       $   0.19
---------------------------------------------------------------------------------------------------

(1)INCLUDES OTHER CHARGES OF $4.4 MILLION, $1.5 MILLION, AND $24.2 MILLION IN THE QUARTERS ENDED MARCH 31, 1999, JUNE 30, 1999 AND SEPTEMBER 30, 1999, RESPECTIVELY.

REPORT BY MANAGEMENT

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

         The Company maintains a system of internal controls de- signed to provide reasonable assurance at reasonable cost that assets are safeguarded and transactions are properly executed and recorded for the preparation of financial information. The internal control system is augmented with an organizational structure providing division of responsibilities, careful selection and training of qualified financial people and a program of internal audits.

         The Audit Committee of the Board of Directors, composed solely of outside directors, meets regularly with management, internal auditors and our independent accountants to ensure that each is meeting its responsibilities and to discuss matters concerning internal controls and financial reporting. Both the independent and internal auditors have unrestricted access to the Audit Committee.

         The independent auditors for fiscal 1999, 1998 and 1997, KPMG LLP, audit and render an opinion on the financial statements in accordance with generally accepted auditing standards. These standards include an assessment of the systems of internal controls and tests of transactions to the extent considered necessary by them to support their opinion.


/s/ Manuel A. Fernandez

Manuel A. Fernandez
Chairman


/s/ Michael D. Fleisher

Michael D. Fleisher
President and Chief Executive Officer


INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders--Gartner Group, Inc.:

We have audited the accompanying consolidated balance sheets of Gartner Group, Inc. and subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gartner Group, Inc. and subsidiaries as of September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1999, in conformity with generally accepted accounting principles.


/s/ KPMG LLP

KPMG LLP
St. Petersburg, Florida

October 28, 1999


46  GARTNER GROUP, INC.

SELECTED CONSOLIDATED FINANCIAL DATA

(IN THOUSANDS EXCEPT PER SHARE DATA) FISCAL YEAR ENDED SEPTEMBER 30,  1999         1998        1997           1996          1995
------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
REVENUES:
RESEARCH                                                          $479,045     $433,141    $349,600       $279,629      $222,394
     SERVICES                                                      149,840      110,955      84,631         61,348        40,781
     EVENTS                                                         75,581       49,121      34,256         26,449        16,498
     OTHER                                                          29,768       30,664      21,438         15,027        14,172
     LEARNING                                                           --       18,076      21,314         12,219         1,301
------------------------------------------------------------------------------------------------------------------------------------
         TOTAL REVENUES                                            734,234      641,957     511,239        394,672       295,146
------------------------------------------------------------------------------------------------------------------------------------
TOTAL COSTS AND EXPENSES                                           603,239      498,420     394,626        345,232       251,406
OPERATING INCOME                                                   130,995      143,537     116,613         49,440        43,740
MINORITY INTEREST                                                       --           --          --             25            98
LOSS ON SALE OF GARTNERLEARNING                                                  (1,973)         --             --            --
INTEREST INCOME, NET                                                 8,252        9,557       7,260          3,665         2,271
------------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                         139,247      151,121     123,873         53,130        46,109
PROVISION FOR INCOME TAXES                                          50,976       62,774      50,743         36,692        20,948
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                        $ 88,271     $ 88,347    $ 73,130       $ 16,438      $ 25,161
====================================================================================================================================
NET INCOME PER COMMON SHARE:
     BASIC                                                        $   0.86     $   0.88    $   0.77       $   0.18      $   0.29
     DILUTED                                                      $   0.84     $   0.84    $   0.71       $   0.17      $   0.26
------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET DATA:
CASH AND CASH EQUIVALENTS, AND MARKETABLE SECURITIES              $ 88,894     $218,684    $171,054       $126,809      $ 95,414
FEES RECEIVABLE, NET                                               282,047      239,243     205,760        143,762       112,159
OTHER CURRENT ASSETS                                                61,243       53,152      48,794         39,579        28,655
------------------------------------------------------------------------------------------------------------------------------------
     TOTAL CURRENT ASSETS                                          432,184      511,079     425,608        310,150       236,228
INTANGIBLES AND OTHER ASSETS                                       371,260      321,792     219,704        133,958        96,678
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                      $803,444     $832,871    $645,312       $444,108      $332,906
====================================================================================================================================
DEFERRED REVENUES                                                 $354,517     $288,013    $254,071       $198,952      $161,001
OTHER CURRENT LIABILITIES                                          119,104      126,822     118,112         92,456        94,208
------------------------------------------------------------------------------------------------------------------------------------
     TOTAL CURRENT LIABILITIES                                     473,621      414,835     372,183        291,408       255,209
LONG-TERM DEBT                                                     250,000           --          --             --            --
OTHER LIABILITIES                                                    5,337        3,098       3,259          2,465         3,446
STOCKHOLDERS' EQUITY                                                74,486      414,938     269,870        150,235        74,251
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $803,444     $832,871    $645,312       $444,108      $332,906
====================================================================================================================================

SEPTEMBER 30,                                                         1999         1998        1997           1996          1995
------------------------------------------------------------------------------------------------------------------------------------
RESEARCH CONTRACT VALUE (1)                                       $560,779     $511,422    $450,276       $344,106      $270,716
TOTAL CONTRACT VALUE (2)                                          $684,611     $596,736    $505,162       $387,228      $303,231
CLIENT ORGANIZATIONS (3)                                             9,692        9,144       8,124          7,241         5,500
------------------------------------------------------------------------------------------------------------------------------------

(1) RESEARCH CONTRACT VALUE IS CALCULATED AS THE ANNUALIZED VALUE OF ALL SUBSCRIPTION-BASED RESEARCH PRODUCT CONTRACTS WITH RATABLE REVENUE RECOGNITION IN EFFECT AT A GIVEN POINT IN TIME, WITHOUT REGARD TO THE DURATION OF THE CONTRACTS OUTSTANDING AT SUCH TIME.

(2) TOTAL CONTRACT VALUE IS CALCULATED AS THE ANNUALIZED VALUE OF ALL SUBSCRIPTION-BASED RESEARCH PRODUCT, MEASUREMENT AND CERTAIN OTHER PRODUCT CONTRACTS IN EFFECT AT A GIVEN POINT IN TIME, WITHOUT REGARD TO THE DURATION OF THE CONTRACTS OUTSTANDING AT SUCH TIME. CONTRACT VALUE FOR 1997, 1996 AND 1995 HAS BEEN RESTATED TO EXCLUDE GARTNERLEARNING CONTRACTS.

(3) INFORMATION PROVIDED FOR FISCAL 1995 DOES NOT INCLUDE DATAQUEST, INCORPORATED. INFORMATION PROVIDED FOR 1997 AND 1998 EXCLUDES DATAPRO.CLIENT ORGANIZATIONS HAVE BEEN RESTATED FOR 1997, 1996 AND 1995 TO EXCLUDE GARTNERLEARNING CLIENT ORGANIZATIONS.

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Manuel A. Fernandez (1)
Chairman
Gartner Group, Inc.

Michael D. Fleisher (1)
President and CEO
Gartner Group, Inc.

Anne Sutherland Fuchs (3)
Senior Vice President and
Group Publishing Director,
Hearst Magazines

William O. Grabe (3)
General Partner
General Atlantic Partners

Max D. Hopper (2) (4)
Retired Chairman
SABRE Technology Group

John P. Imlay, Jr. (3)
Chairman
Imlay Investments, Inc.

Charles B. McQuade (2)
President and CEO
Securities Industry Automation
Corporation

Stephen G. Pagliuca (2)
Managing Director
Bain Capital

Kenneth Roman (4)
Former Chairman and CEO
Ogilvy & Mather Worldwide

Dennis G. Sisco (4)
Partner
Behrman Capital


LEADERSHIP TEAM

Michael D. Fleisher (1)
President and CEO

Karen T. Cone
Senior Vice President and
General Manager,
GartnerGroup Interactive
Channel

Richard E. Eldh, Jr. (1)
Executive Vice President
Worldwide Sales, Events and
Marketing

Patricia L. Higgins (1)
Executive Vice President and
CEO of The Research Board

Masahiro Miyagawa
President and CEO
GartnerGroup, Japan

Graham P. Norton-Standen
Senior Vice President and
General Manager,
GartnerGroup International

Regina M. Paolillo (1)
Chief Financial Officer and
Executive Vice President
Finance and Administration

Henry B. Satterthwaite
Senior Vice President and
General Manager,
GartnerGroup Services

Maxwell B. Smith
Senior Vice President
Business Development

David R. Whitten
Senior Vice President and
General Manager,
GartnerGroup Research

(1) Corporate Officer
(2) Audit committee
(3) Compensation committee
(4) Corporate Governance committee


WORLDWIDE OFFICES

Corporate Headquarters

56 Top Gallant Road
Stamford, CT  06904 USA
Phone:  203-316-1111

West Coast Headquarters

San Jose, CA USA

European Headquarters

Egham, United Kingdom

Asia Headquarters

Tokyo, Japan

Pacific Headquarters

Milsons Point, Australia

GartnerGroup is located in
50 countries worldwide.
Addresses, phone and fax
numbers are listed on the
GartnerGroup Web site at
gartner.com


SHAREHOLDER INFORMATION

Notice of Annual Meeting

56 Top Gallant Road
Stamford, CT 06904
February 1, 2000
10:00 a.m. Eastern Time

Investor Relations

For further information on the company, additional copies of this report, Form 10-K, or other financial information, contact:
Investor Relations
Gartner Group, Inc.
56 Top Gallant Road
Stamford, CT 06904
203-316-1111

You may also contact us by sending an e-mail to investorrelations@gartner.com or by visiting Investor Information at www.gartnerweb.com/investor

Exchange Information

The Company's Class A and Class B Common Stock is traded on the New York Stock Exchange under the symbols IT and IT/B, respectively.

Legal Counsel

Wilson, Sonsini, Goodrich
& Rosati, P.C.
Palo Alto, CA

Independent Auditors

KPMG LLP
St. Petersburg, FL

Transfer Agent

BankBoston, N.A.
c/o EquiServe
PO Box 8040
Boston, MA 02266-8040
Phone:  781-575-3120
Internet: www.equiserve.com


48 GARTNER GROUP, INC.

GartnerGroup's 1999 annual report was photographed at the company's flagship U.S. conference, Symposium/ITxpo, held in Orlando, FL.

Entire contents (C) 1999 Gartner Group, Inc. All rights reserved. Reproduction of this publication in any form without prior written permission is forbidden. This annual report includes trademarks of Gartner Group, Inc. and other companies.

Design:  SVP Wilton, CT

                                    [PHOTO]

                                   gartner.com



                                  GARTNERGROUP
                               56 TOP GALLANT ROAD
                                 P.O. BOX 10212
                                  STAMFORD, CT
                                   06904-2212
                                  203-316-1111