Form 10-K, Exhibit 13
period 2000-09-30
GARTNER GROUP INC
filed 2000-12-29
CIK 749251

Exhibit 13.1
                                                          (Financial Highlights)



x_F.H+2



Fiscal Year Ended September 30, (in thousands,
except per share, employee and client data)              2000           1999           1998           1997           1996
-------------------------------------------------------------------------------------------------------------------------
Total revenues                                       $858,671       $734,234       $641,957       $511,239       $394,672
Ongoing revenues(1)                                  $858,671       $734,234       $623,881       $489,925       $382,453
Net income                                           $ 25,546       $ 88,271       $ 88,347       $ 73,130       $ 16,438
EBITDA(2)                                            $121,867       $193,610       $178,628       $134,814       $ 97,217
Earnings per common share:
    Basic                                            $   0.29       $   0.86       $   0.88       $   0.77       $   0.18
    Diluted                                          $   0.29       $   0.84       $   0.84       $   0.71       $   0.17
    Cash(3)                                          $   0.57       $   0.92       $   0.91       $   0.76       $   0.20
Weighted average shares outstanding (diluted)          89,529        104,948        105,699        102,751         98,854
Cash provided by operations(4)                       $ 75,565       $143,915       $145,068       $123,990       $ 95,104

At September 30,                                         2000           1999           1998           1997           1996
-------------------------------------------------------------------------------------------------------------------------
Client organizations(5)                                10,014          9,692          9,144          8,124          7,241
Research contract value                              $599,169       $560,779       $511,422       $450,276       $344,106
Consulting backlog(6)                                $ 94,441       $ 71,620       $ 42,687       $ 26,831             --
Events deferred revenue                              $ 72,212       $ 51,442       $ 30,958       $ 21,212       $ 12,830
Employees                                               4,322          3,402          2,972          2,885          2,129
=========================================================================================================================

(1)  Excludes GartnerLearning revenue, a unit sold in fiscal 1998.

(2) EBITDA is defined as earnings before interest, taxes, depreciation and amortization. The EBITDA calculation excludes other charges.

(3) Cash EPS excludes other charges and the amortization of intangibles (net of tax benefits).

(4)  Restated for required reclassification of tax benefits.

(5)  Excludes Datapro and GartnerLearning.

(6)  Consulting backlog was not a calculated business measurement in 1996.

                    (Management's Discussion & Analysis of Financial Condition &
                                                          Results of Operations)



x_M.D+A



OVERVIEW

Total revenues for the Company for fiscal 2000 were $858.7 million, up 17% from $734.2 million for fiscal 1999. Current year revenue growth consisted of a 6% increase in research revenues, a 39% increase in consulting revenues, a 44% increase in events revenues and a 6% increase in other revenues. Research encompasses products which, on an ongoing basis, highlight industry developments, review new products and technologies, provide quantitative market research, and analyze industry trends within a particular technology or market sector. The Company typically enters into annually renewable subscription contracts for research products. Revenues from research products are recognized as products are delivered and as the Company's obligation to the client is completed over the contract period. Consulting revenues, primarily derived from consulting and measurement engagements, are recognized as work is performed on a contract by contract basis. Events revenues are deferred and recognized upon the completion of the related symposium, exposition or conference. Other revenues are derived primarily from software sales, which are recognized upon the shipment of products, and the Company's Internet segment, TechRepublic, whose revenues consist primarily of advertising sales which are recognized upon delivery of the advertisement to users of the TechRepublic Internet Web site.

         The Company believes the following business measurements are important indicators of future revenues of its significant business segments.

REVENUE CATEGORY              BUSINESS MEASUREMENTS
-----------------------------------------------------------------------------------------------------
Research                      Contract value attributable to all subscription-based research products with ratable revenue recognition. Contract value is calculated as the annualized value of all subscription-based research contracts in effect at a given point in time, without regard to the duration of such contracts. Research contract value increased 7% to approximately $599.2 million at September 30, 2000 from $560.8 million at September 30,
                              1999.

-----------------------------------------------------------------------------------------------------
Consulting                    Consulting backlog represents future revenue to be derived from in-process consulting and measurement engagements. Backlog is not included in deferred revenue. Consulting backlog increased 32% to approximately $94.4 million at September 30, 2000 from $71.6 million at
                              September 30, 1999.

-----------------------------------------------------------------------------------------------------
Events                        Deferred revenue directly related to symposia, expositions and conferences. Deferred revenue from events increased 40% to approximately $72.2 million at September 30, 2000 from $51.4 million at
                              September 30, 1999 primarily due to upcoming symposia and ITxpo events to occur in the first quarter of fiscal 2001.

                    (Management's Discussion & Analysis of Financial Condition &
                                               Results of Operations, continued)



Contract value is a significant measure of the Company's volume of business. The Company's past experience has been that a substantial portion of client companies renew these subscription-based products for an equal or higher level of total payments each year. In addition, the Company has also been able to increase its multi-year contracts to 40% of total contract value at September 30, 2000 from 32% at September 30, 1999. Total research deferred revenues of $296.9 million and $291.1 million at September 30, 2000 and 1999, respectively, represent unamortized revenues from billed products and services. Deferred revenues do not directly correlate to contract value as of the same date since contract value represents an annualized value of all outstanding contracts without regard to the duration of such contracts, and deferred revenue represents unamortized revenue remaining on all outstanding and billed contracts.

         The Company has generally realized significant renewals and growth in contract value at the end of each quarter. The fourth quarter of the fiscal year typically has been the fastest growth quarter for contract value and the first quarter has been the slowest growth quarter due to the largest amount of contract renewals. As a result of growth in contract value and overall business volume, fees receivable, deferred revenues, deferred commissions and commissions payable reflect this activity and typically show substantial increases at quarter end and at fiscal year end. All contracts are billable upon signing, absent special terms granted on a limited basis from time to time. All contracts are non-cancelable and non-refundable, except for government contracts which have a 30-day cancellation clause, but have not produced material cancellations to date. The Company's policy is to record at the time of signing of a contract the entire amount of the contract billable as deferred revenue and fees receivable. The Company also records the related commission obligation upon the signing of the contract and amortizes the corresponding deferred commission expense over the contract period in which the related revenues are earned and amortized to income.

         Research revenues typically increase in the first quarter of the fiscal year over the immediately preceding quarter primarily due to the increase in contract value at the end of the prior fiscal year. Events revenues have increased similarly due to annual conferences and exhibition events held in the first quarter. Additionally, operating income margin (operating income as a percentage of total revenues) typically improves in the first quarter of the fiscal year versus the immediately preceding quarter. The operating income margin improvement in the first quarter of a fiscal year is generally due to the increase in research revenue upon which the Company is able to further leverage its selling, general and administrative expenses, plus operating income generated from the first quarter symposium and ITxpo exhibition events. Although historically, operating income margin has generally not been as high in the remaining quarters, especially the third and fourth quarters of the fiscal year compared to the first quarter of the fiscal year, the full year impact of TechRepublic and other acquisitions and strategic initiatives may result in operating margin trends in the future that are not comparable to historical trends.

         During fiscal 2000, the Company made significant investments in the hiring of consultants to support the demand for consultative services. As a result of successful recruiting efforts, the Company increased its billable consultants to 711 at the end of fiscal 2000 and generated $208.8 million in consulting revenues, a 39% increase over the prior year. In addition, backlog increased 32% from the previous year, which provides future revenue to be delivered on in fiscal 2001.

         In fiscal 2000, the Company's events business grew 44% to $108.6 million in revenues compared to fiscal 1999. This growth reflects continued strong attendance by clients and non-clients at symposia and conferences as well as demand by exhibitors to showcase their products at Company events.

         In addition, the Company's Internet segment, TechRepublic, provided $4.1 million of revenue in fiscal 2000 that consisted primarily of revenue from the sale of advertisements. Expansion of TechRepublic's registered user population has contributed to its ability to sequentially grow advertising revenues in fiscal 2000. The ability of TechRepublic to maintain or increase advertising rates and volumes will depend, in part, on the level and quality of traffic on the TechRepublic site and the ability to develop content and services that attract, retain and expand a loyal user base that is attractive to advertisers and sellers.

         Operating income in fiscal 2000 was $48.2 million, net of $17.5 million in other charges. Excluding the effect of other charges in fiscal 2000 and 1999, operating income decreased 59% to $65.7 million from $162.0 million. Operating income, excluding other charges, was impacted significantly by expenditures related to strategic investments in rearchitecting the research methodology and delivery processes, the hiring of analysts and consultants, higher revenue growth in lower margin consultative services and the Company's investment in TechRepublic.

         Diluted net income per common share decreased 65% to $0.29 per share in fiscal 2000 compared to $0.84 per share in fiscal 1999. Excluding the effect of other charges, net gain (loss) on sale of investments and loss on extinguishment of debt in fiscal 2000 and other charges and a one-time tax benefit in fiscal 1999, diluted net income per common share for fiscal 2000 was $0.26 per share in fiscal 2000 and $1.02 per share in fiscal 1999. Basic earnings per common share was $0.29 per common share in fiscal 2000 compared to $0.86 per common share in fiscal 1999.

                    (Management's Discussion & Analysis of Financial Condition &
                                               Results of Operations, continued)



RESULTS OF OPERATIONS

The following table sets forth certain results of operations as a percentage of revenues:

Fiscal Year Ended September 30,              2000        1999       1998
--------------------------------------------------------------------------
Percent of revenues:
Revenues:
    Research                                   59%         65%        68%
    Consulting                                 24          21         17
    Events                                     13          10          8
    Other                                       4           4          5
    Learning                                   --          --          2
--------------------------------------------------------------------------
        Total revenues                        100         100        100
Costs and expenses:
    Cost of services and
        product development                    47          40         39
    Selling, general and
        administrative                         39          34         34
    Depreciation                                3           3          3
    Amortization of intangibles                 3           1          1
    Other charges                               2           4          0
    Acquisition-related charge                 --          --          1
--------------------------------------------------------------------------
        Total costs and expenses               94          82         78
--------------------------------------------------------------------------
Operating income                                6          18         22
Net gain (loss) on sale of investments          3          --          0
Interest income and other                       0           1          2
Interest expense                               (3)          0          0
--------------------------------------------------------------------------
Income before provision for income
    taxes and extraordinary loss                6          19         24
Provision for income taxes                      3           7         10
--------------------------------------------------------------------------
Income before extraordinary loss                3          --         --
Loss on debt extinguishment,
    net of tax benefit                          0          --         --
--------------------------------------------------------------------------
Net income                                      3%         12%        14%
===========================================================================

FISCAL YEAR ENDED SEPTEMBER 30, 2000
VERSUS FISCAL YEAR ENDED SEPTEMBER 30, 1999

Total revenues increased 17% to $858.7 million in fiscal 2000 as compared to $734.2 million in fiscal 1999. Revenues from research products increased 6% in fiscal 2000 to $509.8 million compared to $479.0 million in fiscal 1999 and comprised approximately 59% and 65% of total revenues in fiscal 2000 and 1999, respectively. Consulting revenue, consisting primarily of consulting and measurement engagements, increased 39%, to $208.8 million in fiscal 2000 as compared to $149.8 million in fiscal 1999 and comprised approximately 24% of total revenue in fiscal 2000 versus 21% in fiscal 1999. Events revenue was $108.6 million in fiscal 2000, an increase of 44% over the $75.6 million in fiscal 1999. Other revenues, consisting principally of software licensing fees and TechRepublic, experienced a slight increase of $1.7 million to $31.5 million in fiscal 2000 from $29.8 million in fiscal 1999. Although the rate of growth in total Company revenues declined slightly in fiscal 2000, the increase in total revenues reflects the ability of the Company to gain client acceptance of new products and services, deliver high value consultative services, increase sales penetration into new and existing clients and develop incremental revenues from current and prior year acquisitions. Consulting backlog increased 32% to approximately $94.4 million at September 30, 2000 and represents future revenues that will be recognized on in-process consulting and measurement engagements.

         Revenue has grown in the three defined geographic market areas of the
Company: United States and Canada, Europe, and Other International. Revenues from sales to United States clients increased 20% to $567.6 million in fiscal 2000 from $471.8 million in fiscal 1999. Revenues from sales to European clients increased 9% to $230.3 million in fiscal 2000 from $212.1 million in fiscal 1999. Although European revenues increased in fiscal 2000, the rate of growth was less than in fiscal 1999. This decrease in growth rate was attributable, in part, to research revenues remaining relatively unchanged from fiscal 1999 as a result of foreign exchange rates. On a constant dollar basis, revenues from Europe would have increased 16% compared to fiscal 1999. Revenues from sales to Other International clients increased by 21% to $60.7 million in fiscal 2000 from $50.3 million in fiscal 1999. This increase reflects primarily the general recovery in the economic climate in the Asian markets from fiscal 1999.

         The Company's sales strategy is to continue to extend the Company's sales channels to clients with revenues ranging from $150 million and up, to maintain its focus on large customers and to expand sales of product and service offerings to smaller companies and to different user bases within existing and potential larger company clients. The Company continues to invest in direct sales personnel and distributor relationships in Europe and Other International markets and intends to pursue continued expansion of operations outside of the United States in fiscal 2001.

         Operating income decreased 63% to $48.2 million in fiscal 2000 compared to $131.8 million in fiscal 1999. In 2000, the United States and Canada, Europe, and Other International markets experienced declines in operating income of 63%, 63% and 71%, respectively. On a consolidated basis, operating income as a percentage of total revenues was 6% and 18%, respectively, for fiscal 2000 and 1999. Operating income was impacted, in part, by expenditures related to planned investments and rearchitecture of the Company's Web capabilities and the research methodology and delivery processes, the hiring of analysts and consultants, higher growth in lower margin consultative services and other investments to expand and augment TechRepublic's initiatives. Additionally, TechRepublic's operating loss of $34.2 million in fiscal 2000 impacted significantly the Company's operating income.

         Costs and expenses, excluding other charges, increased to $793.0 million in 2000 from $572.3 million in 1999. The increase in costs and expenses reflects the additional support required for the growing client base, incremental costs associated with conferences, costs associated with acquired businesses and previously planned strategic investments which included the hiring of additional consultants, analysts, project executives and sales personnel, and spending on sales productivity tools and interactive initiatives. Cost of services and product development expenses were $398.8 million and $289.1 million for 2000 and 1999, respectively. The increase in costs of services and product development expenses, as a percentage of total revenues to 47% from 40%, is primarily attributable to continuing growth in personnel costs associated with the development and delivery of products and services and the hiring of personnel in association with the planned strategic investments. Costs and expenses in fiscal 2000 were also impacted by

                    (Management's Discussion & Analysis of Financial Condition &
                                               Results of Operations, continued)



the amounts earned by employees under the retention bonus program as well as the performance-related variable compensation expense incurred in fiscal 2000. In contrast, costs and expenses in fiscal 1999 were favorably impacted through the elimination of variable compensation costs linked to financial performance.

         Selling, general and administrative expenses, increased to $338.0 million in fiscal 2000 from $251.6 million in fiscal 1999 as a result of the Company's continued expansion of worldwide distribution channels and additional general and administrative resources needed to meet the expanding infrastructure requirements of the growing revenue base and fiscal 2000 and fiscal 1999 acquisitions. These infrastructure requirements involve information systems support, telecommunication, facilities and human capital costs.

         Other charges of $17.5 million in fiscal 2000 were incurred in relation to a special one-time cash incentive plan designed to enhance retention of key personnel in response to the recapitalization and reorganization of the Company that was initiated in fiscal 1999. In fiscal 1999, the Company recorded pre-tax other charges totaling $9.2 million of legal and advisory fees related to the recapitalization (see Note 15--Recapitalization in the Notes to Consolidated Financial Statements), $14.2 million of costs, primarily severance related, incurred as part of strategic reduction in workforce initiatives and $6.7 million related to the special, retention incentive plan.

         Depreciation expense increased to $28.3 million in fiscal 2000 from $21.6 million in fiscal 1999, primarily due to capital spending required to support business growth. Additionally, amortization of intangibles increased by $17.8 million ($14.8 million of which related to the TechRepublic acquisition) in fiscal 2000 as compared to fiscal 1999, reflecting primarily goodwill associated with fiscal 2000 and 1999 acquisitions and the shorter life of intangibles attributable to Internet related fiscal 2000 acquisitions.

         Net gain on sale of investments in fiscal 2000 reflects the sale of 1,995,950 shares of Jupiter Communications, Inc. (now known as Jupiter Media Metrix) for net cash proceeds of $55.5 million for a pre-tax gain of $42.9 million. This gain was partially offset by the sale of the Company's 8% investment in NETg, Inc., a subsidiary of Harcourt, Inc., to an affiliate of Harcourt, Inc. for $36.0 million in cash that resulted in a pre-tax loss of approximately $6.6 million. The Company had acquired this investment as consideration for its sale of GartnerLearning in September 1998. In addition, the Company negotiated the settlement of a joint venture agreement associated with the sale of GartnerLearning that resulted in a pre-tax loss of approximately $6.7 million.

         Interest expense increased to $24.9 million in fiscal 2000 from $1.3 million in fiscal 1999. This increase related primarily to debt facility borrowings, of which the proceeds were used primarily to fund the Company's recapitalization in the prior fiscal year. Interest income and other decreased in fiscal 2000 which was due primarily to a lower average balance of investable funds as compared to the prior fiscal year.

         Provision for income taxes decreased by 43% or $22.2 million to $28.8 million in fiscal 2000 from $51.0 million in 1999. The effective tax rate was 52% and 37% for fiscal 2000 and 1999, respectively. The increase in the effective rate principally reflects the impact of non-deductible goodwill related to the TechRepublic acquisition. A more detailed analysis of the changes in the provision for income taxes is provided in Note 13 of the Notes to Consolidated Financial Statements.

         In fiscal 2000, the Company entered into a second amendment to the Credit Agreement. Under this amendment, the Company agreed to refinance all existing indebtedness and to repay in full and terminate the term loans drawn under the existing Credit Agreement. In connection with the extinguishment of the term loan, the Company wrote-off $2.9 million of deferred debt issuance costs in the fourth quarter of fiscal 2000. The charge was recorded, net of tax benefit of $1.2 million, as an extraordinary loss.

FISCAL YEAR ENDED SEPTEMBER 30, 1999
VERSUS FISCAL YEAR ENDED SEPTEMBER 30, 1998

Total revenues increased 14% to $734.2 million in fiscal 1999 from $642.0 million in fiscal 1998. Revenues from research products increased 11% in fiscal 1999 to $479.0 million compared to $433.1 million in fiscal 1998 and comprised approximately 65% and 68% of total revenues in fiscal 1999 and 1998, respectively. Consulting revenue, consisting primarily of consulting and measurement engagements, increased 35%, to $149.8 million in fiscal 1999 as compared to $111.0 in fiscal 1998 and comprised approximately 21% of total revenue in fiscal 1999 versus 17% in fiscal 1998. Events revenue was $75.6 million in fiscal 1999, an increase of 54% over $49.1 million in fiscal 1998. Other revenues, consisting principally of software licensing fees, experienced a slight decrease to $29.8 million in fiscal 1999 from $30.7 million in fiscal 1998. Although the rate of growth in Company revenue slowed in fiscal 1999, the increase in total revenues reflected the ability of the Company to gain client acceptance of new products and services, increase sales penetration into new and existing clients, and develop incremental revenues from current and prior year acquisitions. Pricing pressures in the Company's traditional research products from smaller competitors with lower profit margins and less robust product suites contributed to the slowed revenue growth rate. Consulting backlog increased 68% to approximately $71.6 million at September 30, 1999 and represented future revenues that would be recognized from in-process consulting and measurement engagements.

         Revenues from sales to United States and Canadian clients increased 14% to $471.8 million in fiscal 1999 from $415.6 million in fiscal 1998. Revenues from sales to European clients increased 22% to $212.1 million in fiscal 1999 from $173.8 million in fiscal 1998. Revenue in Europe, primarily in the Research area, increased as a result of continuing investments to expand penetration of this market, offset in part by lower than expected growth in measurement revenues. Revenues from sales to Other International clients decreased by 4% to $50.3 million in fiscal 1999 from $52.6 million in fiscal 1998. This decrease was caused primarily by the general unfavorable economic climate in the Asian markets.

         Operating income decreased 8% to $131.8 million in fiscal 1999 from $144.0 million in fiscal 1998. Excluding acquisition-related and other charges, operating income in fiscal 1999 increased 7%. Excluding such charges in 1999 and 1998, the United States and Canada experienced an increase of 7% and Europe experienced a 19% growth rate. Other International markets experienced a decline of 24% primarily from a decrease in revenue. Operating income remained favorable as a result of continuing revenue growth that allowed the Company to develop new products and services and to gain economies of scale through the leveraging of its resources (additional revenues have been generated using essentially the same resources). However, operating contribution margin, excluding acquisition related and other charges, decreased in fiscal 1999 to 22% from 24% in fiscal 1998. This decrease was due in part to higher growth in lower margin consultative services. In addition, operating contribution margin from consulting in 1999 declined primarily from lower margin acquisitions.

         Costs and expenses, excluding acquisition-related and other charges, increased to $572.3 million in 1999 from $490.6 million in 1998, and increased slightly as a percentage of total revenue to 78% in 1999 from 76% in 1998. Cost of

                    (Management's Discussion & Analysis of Financial Condition &
                                               Results of Operations, continued)



services and product development expenses were $289.1 million and $247.9 million for 1999 and 1998, respectively. This increase over the prior fiscal year reflected the additional support required for the growing client base, costs associated with acquired businesses and continued product development costs. The increase in cost of services and product development expenses, as a percentage of total revenues, was primarily attributable to increasing pricing pressure in research products, continuing growth in personnel costs associated with the development of new products and services, and the delivery of products and services to broader markets.

         Selling, general and administrative expenses increased to $251.6 million from $215.4 million for fiscal 1999 and 1998, respectively, due to the Company's continuing expansion of worldwide distribution channels and the resulting commissions earned on the revenue generated. Although the Company added general and administrative resources to support the growing revenue base, selling, general and administrative expenses remained consistent at 34% of total revenues for fiscal 1999 and 1998, respectively. Costs and expenses in fiscal 2000 were anticipated to be impacted both by the remaining amounts earned by employees under the Company's retention incentive program as well as the fiscal 2000 performance-related variable compensation expense expected to be incurred.

         Other charges in fiscal 1999 consisted of $9.2 million in legal and advisory fees related to the recapitalization (see Note 15--Recapitalization in the Notes to Consolidated Financial Statements), $14.2 million of costs, primarily severance related, incurred as part of strategic reduction in workforce initiatives and $6.7 million of bonuses paid in relation to a retention incentive plan approved by the Board of Directors in response to the recapitalization and reorganization. Costs and expenses were favorably impacted in 1999 through the elimination of variable costs linked to financial performance.

         Depreciation expense increased to $21.6 million in fiscal 1999 from $17.9 million in fiscal 1998, primarily due to capital spending required to support business growth. Additionally, amortization of intangibles increased by $0.7 million in fiscal 1999 as compared to fiscal 1998, reflecting primarily goodwill associated with fiscal 1999 and 1998 acquisitions.

         Interest income and other decreased slightly to $8.7 million in fiscal 1999, versus $9.1 million for fiscal 1998, due principally to the sale of cash equivalents and marketable securities to fund the recapitalization and working capital requirements. Interest expense increased to $1.3 million due to debt facility borrowings of $250 million.

         Provision for income taxes decreased by 19% or $11.8 million to $51.0 million in 1999 from $62.8 million in 1998. The effective tax rate was 37% and 42% for 1999 and 1998, respectively. In 1999, the Company incurred $8.6 million of non-deductible recapitalization costs during the year, the tax effect of which was partially offset by a one-time income tax benefit of $2.5 million related primarily to the settlement of certain tax examinations in the second quarter. Absent nondeductible costs, the one-time income tax benefit and additional taxes incurred in fiscal 1998 related to the sale of GartnerLearning, the effective rate was 37% for 1999 and 39% for 1998. The decrease of two percentage points was achieved primarily through the utilization of tax loss and credit carryforwards and ongoing tax planning initiatives. A more detailed analysis of the changes in the provision for income taxes is provided in Note 13 of the Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities during fiscal 2000 was $75.6 million, compared to $143.9 million in the prior fiscal year, resulting primarily from the impact of the decrease in net income, the increase in depreciation and amortization, the net gain on sale of investments, the change in deferred tax benefit and the changes in balance sheet accounts, particularly fees receivable, deferred revenues, accounts payable and accrued liabilities. Cash provided by operating activities include a $4.2 million credit to additional paid-in capital for tax benefits received from stock transactions with employees. The tax benefit of stock transactions with employees is due to a reduction in the corporate income tax liability based on an imputed compensation deduction equal to employees' gain upon the exercise of stock options at an exercise price below fair market value.

         Cash used for investing activities totaled $100.0 million for fiscal 2000, compared to $1.1 million provided by investing activities in fiscal 1999, due to the effect of cash used for property and equipment additions of $55.9 million and business acquisitions and investments of $135.6 million, partially offset by proceeds from the sale of marketable securities and investments of $55.5 million and $36.0 million, respectively. During fiscal 2000, the Company used $115.2 million in cash for acquisitions, primarily for the purchase of TechRepublic, Inc. for $78.5 million, Computer Financial Consultants Limited for $16.0 million and Rendall and Associates, Inc. for $12.0 million.

         Cash provided by financing activities totaled $1.0 million in fiscal 2000, compared to $213.8 million used for financing activities in fiscal 1999. The cash provided by financing activities resulted primarily from the $420.0 million in borrowings under the Credit Agreement and issuance of the convertible notes (see Note 9--Long-Term Debt in the Notes to the Consolidated Financial Statements) offset by repayments of $370.0 million of Credit Agreement borrowings. Additionally, the Company paid $49.9 million for the repurchase of 2,493,500 shares of Class A Common Stock and 2,006,700 shares of Class B Common Stock under the terms of the recapitalization, as well as $8.2 million for the settlement of a forward purchase agreement on the Company's common stock. Cash provided by financing activities also includes $8.1 million in proceeds from the issuance of common stock upon the exercise of employee stock options.

         The effect of exchange rates reduced cash and cash equivalents by $3.8 million for the year ended September 30, 2000, and was due to the strengthening of the U.S. dollar versus certain foreign currencies. In fiscal 1999, the effect of exchange rates reduced cash and cash equivalents by $0.1 million. At September 30, 2000, cash and cash equivalents totaled $61.7 million. The
Company issues letters of credit in the ordinary course of business. At September 30, 2000, the Company had outstanding letters of credit for $1.5 million with Chase Manhattan Bank and $2.0 million with The Bank of New York. The Company believes that its current cash balances, together with cash anticipated to be provided by operating activities, the sale of marketable equity securities, and borrowings available under the existing senior revolving credit facility, will be sufficient for the expected short-term and foreseeable long-term cash needs of the Company in the ordinary course of business, including capital commitments related to TechRepublic and the Company's remaining obligation to make open market purchases of its common stock required as part of the recapitalization. If the Company were to require substantial amounts of additional capital in the future to pursue business opportunities that may arise involving substantial investments of additional capital, there can be no assurances that such capital will be available to the Company or will be available on commercially reasonable terms. As of September 30, 2000, the Company has a remaining commitment to purchase an additional 662,363 shares of Class A

                    (Management's Discussion & Analysis of Financial Condition &
                                               Results of Operations, continued)



Common Stock and 4,128 shares of Class B Common Stock in the open market by July 2001. The Company intends to fund this remaining commitment through existing cash balances, cash proceeds anticipated from the sale of marketable equity securities, cash expected to be provided from operations or borrowings available under the senior revolving credit facility. The Company is subject to certain customary affirmative, negative and financial covenants under the senior revolving credit facility, and continued compliance with these covenants could preclude the Company from borrowing the maximum amount of the credit facility. As a result of these covenants, the Company's borrowing availability at September 30, 2000 is $121.9 million of the $200.0 million senior revolving credit facility. Additionally, there can be no assurance that the Company's debt service obligations will not have a material adverse effect on the Company's business, results of operations and financial condition. Although a default under the terms of the Company's credit facility could result in an acceleration of the Company's debt obligations, management believes that such an occurrence is not likely.

FACTORS THAT MAY AFFECT FUTURE RESULTS

The Company operates in a very competitive and rapidly changing environment that involves numerous risks and uncertainties, some of which are beyond the Company's control. The following section discusses many, but not all, of these risks and uncertainties.

Competitive Environment The Company faces competition from a significant number of independent providers of information products and services, as well as the internal marketing and planning organizations of the Company's clients. The Company also competes indirectly against consulting firms and other information providers, including electronic and print media companies. These indirect competitors could choose to compete directly with the Company in the future. In addition, limited barriers to entry exist in the Company's market. As a result, additional new competitors may emerge and existing competitors may start to provide additional or complementary services. Increased competition may result in loss of market share, diminished value in the Company's products and services, reduced pricing and increased marketing expenditures. The Company may not be successful if it cannot compete effectively on quality of research and analysis, timely delivery of information, customer service, the ability to offer products to meet changing market needs for information and analysis and price.

Hiring and Retention of Employees The Company's future success depends heavily upon the quality of its senior management, sales personnel, IT analysts, consultants and other key personnel. The Company faces intense competition for these qualified professionals from, among others, technology and Internet companies, market research firms, consulting firms and electronic and print media companies. Some of the personnel that the Company attempts to hire are subject to non-competition agreements that could impede the Company's short-term recruitment efforts. Any failure to retain key personnel or hire additional qualified personnel, as may be required to support the evolving needs of clients or growth in the Company's business, could adversely affect the quality of the Company's products and services, and, therefore, its future business and operating results.

Maintenance of Existing Products and Services The Company operates in a rapidly evolving market and the Company's success depends upon its ability to deliver high quality and timely research and analysis to its clients and to anticipate and understand the changing needs of its clients. Any failure to continue to provide credible and reliable information that is useful to its clients could have a material adverse effect on future business and operating results. Further, if the Company's predictions prove to be wrong or are not substantiated by appropriate research, the Company's reputation may suffer and demand for its products and services may decline.

Introduction of New Products and Services The market for the Company's products and services are characterized by rapidly changing needs for information and analysis. To maintain its competitive position, the Company must continue to successfully enhance and improve its products and services, develop or acquire new products and services in a timely manner, and appropriately position and price products and services. Any failure to successfully do so could have a material adverse effect on the Company's business, results of operations or financial position. In addition, the Company must continue to improve its methods for delivering its products and services. For example, the Company believes that it needs to continue to invest in and develop its ability to use the Web as a delivery channel for products and services. Failure to increase and improve the Company's Web capabilities could adversely affect the Company's future business and operating results.

Expanding Markets The Company has recently begun to expand its product and service offerings to smaller companies and to different user bases within existing and potential larger company clients. These target market segments are relatively new to the Company's sales and marketing personnel. As a result, the Company may not be able to compete effectively or generate significant revenues in these new market segments.

Internet Business Risks The Company, through TechRepublic, operates a Web site targeted to IT professionals that offers IT industry news, analysis, articles, forums, event listings and job, peer and vendor directories. The majority of revenues from this business are derived from advertising and subscriptions. The Company's ability to continue to achieve and grow significant advertising revenues depends upon growth of its user base, the user base being attractive to advertisers, the ability to derive demographic and other information from users, and acceptance by advertisers of the Web as an advertising medium. Similarly, the Company's ability to generate significant subscription revenues depends on its ability to continue to develop content and services that are attractive to its user base. If the Company was unable to successfully adapt to the needs of its users and advertisers, the Company's Internet business would be materially and adversely affected.

International Operations A substantial portion of the Company's revenues are derived from international sales. As a result, the Company's operating results are subject to the risks inherent in international business activities, including general political and economic conditions in each country, changes in market demand as a result of exchange rate fluctuations and tariffs, challenges in staffing and managing foreign operations, changes in regulatory requirements, compliance with numerous foreign laws and regulations, different or overlapping tax structures, higher levels of United States taxation on foreign income, and the difficulty of

                    (Management's Discussion & Analysis of Financial Condition &
                                               Results of Operations, continued)



enforcing client agreements and protecting intellectual property rights in international jurisdictions. Additionally, the Company relies on local distributors or sales agents in some international locations. If any of these arrangements are terminated, the Company may not be able to replace the terminated arrangement on equally beneficial terms or on a timely basis or clients of the local distributor or sales agent may not want to continue to do business with the Company or its new agent.

Branding The Company believes that its Gartner brand is critical to the Company's efforts to attract and retain clients and that the importance of brand recognition will increase as competition increases. The Company expects to expand its marketing activities to promote and strengthen the Gartner brand and may need to increase its marketing budget, hire additional marketing and public relations personnel, expend additional sums to protect the brand and otherwise increase expenditures to create and maintain brand loyalty among clients. If the Company fails to effectively promote and maintain the Gartner brand, or incurs excessive expenses in attempting to do so, the Company's future business and operating results could be materially and adversely impacted.

Investment Activities The Company maintains investments in equity securities in private and publicly-traded companies through direct ownership and through wholly and partially owned venture capital funds. The companies invested in are primarily early to mid-stage IT-based and Internet-enabled businesses. It is the Company's objective to seek financial returns from these investments as an additional source of capital to fund strategic initiatives. The risks related to such investments, due to their nature and the volatile public markets, include the possibilities that anticipated returns may not materialize or could be significantly delayed. As a result, the Company's financial results could be materially impacted.

Significant Indebtedness In connection with its recapitalization transactions (see Note 15--Recapitalization in the Notes to Consolidated Financial Statements) and strategic repositioning, which include the purchase and continued investment in TechRepublic, the Company has incurred significant indebtedness. The associated debt service could impair future operating results. Further, the outstanding debt could limit the amount of cash or additional credit available to the Company, which in turn, could restrain the Company's ability to expand or enhance products and services, respond to competitive pressures or pursue business opportunities that may arise in the future and involve substantial investments of additional capital. In addition, the convertible notes issued by the Company (see Note 9--Long-Term Debt in the Notes to Consolidated Financial Statements) contain a reset provision allowing in fiscal 2001 for the possible reduction of the conversion price under certain conditions. If the Company did not elect to redeem the convertible notes in the event of a reset, the impact of a reduction in the conversion price would result in additional shares of common stock being issued (compared to the amount that would be issued based on the original conversion price) if the notes are ultimately converted into shares. Correspondingly, if the Company elected to redeem the convertible notes in the event of a reset, there can be no assurances that the capital required to be raised would be available on commercially reasonable or comparable terms which in turn could impact future business and operating results.

Organizational and Product Integration Related to Acquisitions The Company has made and expects to continue to make acquisitions of, or significant investments in, businesses that offer complementary products and services. The risks involved in each acquisition or investment include the possibility of paying more than the value the Company derives from the acquisition, the assumption of undisclosed liabilities and unknown and unforeseen risks, the difficulty of integrating the operations and personnel of the acquired business, the ability to retain key personnel of the acquired company, the time to train the sales force to market and sell the products of the acquired company, the potential disruption of the Company's ongoing business and the distraction of management from the Company's business. The Company may also incur additional debt or issue equity securities to pay for future acquisitions.

Enforcement of the Company's Intellectual Rights The Company relies on a combination of copyright, patent, trademark, trade secrets, confidentiality procedures and contractual procedures to protect its intellectual property rights. Despite the Company's efforts to protect its intellectual property rights, it may be possible for unauthorized third parties to obtain and use technology or other information that the Company regards as proprietary. In addition, the Company's intellectual property rights may not survive a legal challenge to their validity or provide significant protection for the Company. Furthermore, the laws of certain countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. Accordingly, the Company may not be able to protect its intellectual property against unauthorized third party copying or use, which could adversely affect the Company's competitive position.

Agreements with IMS Health Incorporated In connection with its recapitalization, the Company agreed to certain restrictions on business activity to reduce the risk to IMS Health and its stockholders of substantial tax liabilities associated with the spinoff by IMS Health of its equity interest in the Company. The Company also agreed to assume the risk of such tax liabilities if the Company were to undertake certain business activities that give rise to the liabilities. As a result, the Company may be limited in its ability to undertake acquisitions involving the issuance of a significant amount of stock unless the Company were to seek and obtain a ruling from the IRS that the transaction will not give rise to such tax liabilities. In addition, the Company has certain limits in purchasing its common stock under the terms of the recapitalization.

Possibility of Infringement Claims Third parties may assert infringement claims against the Company in the future. Regardless of the merits, responding to any such claim could be time consuming, result in costly litigation and require the Company to enter into royalty and licensing agreements which may not be offered or available on terms acceptable to the Company. If a successful claim is made against the Company and the Company fails to develop or license a substitute technology, the Company's business, results of operations or financial position could be materially adversely affected.

Potential Fluctuations in Operating Results The Company's quarterly operating income may fluctuate in the future as a result of a number of factors, including the timing of the execution of research contracts, the performance of consulting engagements, the timing of symposia and other events, the amount of new business generated by the Company, the restructuring of the Company's sales force and the change in territories of sales personnel at the end of each fiscal year, the mix of domestic and international business, changes in market demand for the Company's products and services, the timing of the development, introductions and marketing of new products and services, the results of operations of TechRepublic and competition in the industry. As a result, the Company's operating results in any quarter are not necessarily a good predictor of its operating results for any future period.

                    (Management's Discussion & Analysis of Financial Condition &
                                               Results of Operations, continued)



FORWARD-LOOKING STATEMENTS

In addition to historical information, this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Factors That May Affect Future Results" above. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's opinion only as of the date hereof. The Company undertakes no obligation to revise or update these forward-looking statements. Readers should also carefully review the risk factors described in other documents the Company files from time to time with the Commission.

EURO CONVERSION

On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their sovereign currencies and a new currency called the "euro" and adopted the euro as their common legal currency. In 2002, participating countries will adopt the euro as their single currency. Beginning that date, the participating countries will issue new euro-denominated bills and coins for use in cash transactions. Legacy currency will no longer be legal tender for any transactions beginning July 1, 2002, making conversion to the euro complete.

         As of September 30, 2000, the Company has not found the impact of the adoption of the euro to have an impact on the competitive conditions in European markets and does not believe that the translation of financial transactions into euros has had or will have a significant effect on the Company's results of operations, liquidity, or financial condition. Additionally, the Company does not anticipate any material impact from the euro conversion on the Company's financial information systems which currently accommodate multiple currencies. Costs associated with the adoption of the euro have not been and are not expected to be significant and are being expensed as incurred.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") was issued. FAS 133, as amended by FAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" establishes a new model for accounting for derivatives and hedging activities. The Statement requires all derivatives be recognized in the statement of financial position as either assets or liabilities and measured at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. In June 1999, Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," was issued. Citing concerns about the ability of companies to modify their information systems in time to apply the new model for accounting for derivatives and hedging activities, FAS 137 was issued to delay the effective date for one year to fiscal years beginning after June 15, 2000, or October 1, 2000 for the Company. The Company does not currently have any derivative instruments or engage in any hedging activities. The adoption of this statement will not have a material impact on the Company's financial position or results of operations.

         In December 1999, the Securities and Exchange Commission (the "Commission") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which summarized certain views of the Commission in applying generally accepted accounting principles to revenue recognition in financial statements. The Company believes that its current revenue recognition policies are consistent with the guidance of SAB 101.

         In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--An Interpretation of Accounting Principles Board ("APB") Opinion No. 25" ("FIN 44"). FIN 44 clarifies the application of APB Opinion No. 25 regarding the definition of an employee for purposes of applying Opinion No. 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. In general, this interpretation is effective July 1, 2000. The adoption of FIN 44 in fiscal 2000 did not have a material impact on the Company's consolidated results of operations or financial position.

         In March 2000, the Emerging Issues Task Force reached a consensus on Issue No. 00-2 "Accounting for Web Site Development Costs" ("EITF Issue No. 00-2"), which applies to all Web site development costs incurred for quarters beginning after June 30, 2000. The consensus states that the accounting for specific Web site development costs should be based on a model consistent with AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company believes that its current Web site development costs accounting policies are consistent with the guidance of EITF Issue No. 00-2.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's exposure to market risk for changes in interest rates relates primarily to borrowings under the Company's unsecured senior revolving credit facility with The Chase Manhattan Bank. These borrowings bear interest at variable rates and the fair value of this indebtedness is not significantly affected by changes in market interest rates. An increase or decrease of 10% in the current effective interest rates under the Credit Agreement would not have a material effect on the Company's results of operations.

         In addition, the Company is exposed to market risk from a series of forward purchase agreements on its Class A Common Stock. As of September 30, 2000, a forward purchase agreement in place covered approximately $9.3 million or 672,365 shares of Class A Common Stock having a forward purchase price established at $13.81 per share. If the market priced portion of this agreement was settled based on the September 30, 2000 market price of Class A Common Stock ($11.63 per share), the Company would settle under the terms of the forward purchase agreement with a payment of either $1.5 million in cash or 126,316 shares of Class A Common Stock.

         Amounts invested in the Company's foreign operations are translated into U.S. dollars at the exchange rates in effect at September 30, 2000.
The resulting translation adjustments are recorded as a component of Accumulated other comprehensive income (loss) in the Stockholders' equity section of the Consolidated Balance Sheets.

                                                   (Consolidated Balance Sheets)



x_cB.S



September 30, (in thousands, except share data)                                          2000             1999
---------------------------------------------------------------------------------------------------------------
ASSETS:
Current assets:
    Cash and cash equivalents                                                     $    61,698        $  88,894
    Marketable equity securities                                                       35,404               --
    Fees receivable, net of allowances of $5,004 in 2000 and $4,938 in 1999           326,359          282,047
    Deferred commissions                                                               46,756           31,332
    Prepaid expenses and other current assets                                          42,651           29,911
---------------------------------------------------------------------------------------------------------------
        Total current assets                                                          512,868          432,184
Property, equipment and leasehold improvements, net                                    91,259           63,592
Intangible assets, net                                                                315,197          223,100
Other assets                                                                           83,641           84,568
---------------------------------------------------------------------------------------------------------------
        Total assets                                                              $ 1,002,965        $ 803,444
===============================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
    Accounts payable and accrued liabilities                                      $   201,407        $ 117,363
    Deferred revenues                                                                 385,932          354,517
---------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                     587,339          471,880
---------------------------------------------------------------------------------------------------------------
Long-term debt                                                                        307,254          250,000
Other liabilities                                                                      33,552            7,078

Commitments and contingencies

Stockholders' equity:
Preferred stock:
    $.01 par value, authorized 5,000,000 shares; none issued or outstanding                --               --
Common stock:
    $.0005 par value, authorized 166,000,000 shares of Class A Common
    Stock and 84,000,000 shares of Class B Common Stock; issued 77,483,438 shares of Class A Common Stock (76,129,558 in 1999) and 40,689,648
    shares of Class B Common Stock in 2000 and in 1999                                     59               58
Additional paid-in capital                                                            333,828          314,829
Unearned compensation                                                                  (6,451)          (8,280)
Accumulated other comprehensive income (loss)                                              (1)          (3,830)
Accumulated earnings                                                                  182,286          156,740
Treasury stock, at cost, 23,740,562 shares of Class A Common
    Stock (21,448,536 in 1999) and 8,129,732 shares of Class B
    Common Stock (6,123,032 in 1999)                                                 (434,901)        (385,031)
---------------------------------------------------------------------------------------------------------------
        Total stockholders' equity                                                     74,820           74,486
---------------------------------------------------------------------------------------------------------------
            Total liabilities and stockholders' equity                            $ 1,002,965        $ 803,444
===============================================================================================================


See Notes to Consolidated Financial Statements

                                         (Consolidated Statements of Operations)



x_cS.O



Year Ended September 30, (in thousands, except per share data)             2000             1999             1998
-----------------------------------------------------------------------------------------------------------------
Revenues:
    Research                                                          $ 509,781        $ 479,045        $ 433,141
    Consulting                                                          208,810          149,840          110,955
    Events                                                              108,589           75,581           49,121
    Other                                                                31,491           29,768           30,664
    Learning                                                                 --               --           18,076
-----------------------------------------------------------------------------------------------------------------
        Total revenues                                                  858,671          734,234          641,957
Costs and expenses:
    Cost of services and product development                            398,773          289,053          247,913
    Selling, general and administrative                                 338,031          251,571          215,416
    Depreciation                                                         28,332           21,592           17,909
    Amortization of intangibles                                          27,824           10,041            9,357
    Other charges                                                        17,501           30,130            2,819
    Acquisition-related charge                                               --               --            4,494
-----------------------------------------------------------------------------------------------------------------
        Total costs and expenses                                        810,461          602,387          497,908
-----------------------------------------------------------------------------------------------------------------
Operating income                                                         48,210          131,847          144,049
Net gain (loss) on sale of investments                                   29,630               --           (1,973)
Interest income and other                                                 3,161            8,672            9,139
Interest expense                                                        (24,900)          (1,272)             (94)
-----------------------------------------------------------------------------------------------------------------
Income before provision for income taxes and extraordinary loss          56,101          139,247          151,121
Provision for income taxes                                               28,826           50,976           62,774
-----------------------------------------------------------------------------------------------------------------
Income before extraordinary loss                                         27,275           88,271           88,347
Loss on debt extinguishment, net of tax benefit of $1,152                 1,729               --               --
-----------------------------------------------------------------------------------------------------------------
Net income                                                            $  25,546        $  88,271        $  88,347
=================================================================================================================

Net income per common share:
    Basic:
        Income before extraordinary loss                              $     .31        $     .86        $     .88
        Extraordinary loss                                            $    (.02)              --               --
        Net income                                                    $     .29        $     .86        $     .88
    Diluted:
        Income before extraordinary loss                              $     .30        $     .84        $     .84
        Extraordinary loss                                            $    (.02)              --               --
        Net income                                                    $     .29        $     .84        $     .84
Weighted average shares outstanding:
    Basic                                                                86,985          102,226          100,194
=================================================================================================================

    Diluted                                                              89,529          104,948          105,699
=================================================================================================================


See Notes to Consolidated Financial Statements


                                                                                          Additional
                                                             Preferred         Common        Paid-in        Unearned
(in thousands, except share data)                                Stock          Stock        Capital    Compensation
---------------------------------------------------------------------------------------------------------------------
Balance September 30, 1997                                   $       0      $      54      $ 179,017       $       0
Net income                                                          --             --             --              --
Foreign currency translation adjustments                            --             --             --              --
        Comprehensive income                                        --             --             --              --
Issuance of 5,370,690 shares of Class A Common
        Stock upon exercise of stock options                        --              3         35,727              --
Issuance from treasury stock of 195,904 shares of
        Class A Common Stock for purchases by employees             --             --          5,885              --
Tax benefits of stock transactions with employees                   --             --         47,273              --
Net share settlement of 365,949 shares of Class A
        Common Stock on forward purchase agreement                  --             --             --              --
Net cash settlement paid on forward purchase agreement              --             --        (12,045)             --
Acquisition of 655,800 shares of Class A Common Stock               --             --             --              --
        302,003 shares of Class A Common Stock received
        in settlement of officer loans                              --             --             --              --
Issuance from treasury stock of 225,927 shares of
        Class A Common Stock related to acquisitions                --             --          6,919              --
---------------------------------------------------------------------------------------------------------------------
Balance September 30, 1998                                           0             57        262,776               0
Net income                                                          --             --             --              --
Foreign currency translation adjustments                            --             --             --              --
        Comprehensive income                                        --             --             --              --
Issuance of 2,648,169 shares of Class A Common
        Stock upon exercise of stock options                        --              1         18,032              --
Issuance from treasury stock of 286,033 shares of
        Class A Common Stock for purchases by employees             --             --          4,842              --
Tax benefits of stock transactions with employees                   --             --         15,096              --
Net share settlement of 155,962 shares of Class A
        Common Stock on forward purchase agreement                  --             --             --              --
Net cash settlement paid on forward purchase agreement              --             --        (10,900)             --
Special cash dividend paid                                          --             --             --              --
Restricted stock award of 452,000 shares of Class A
        Common Stock, net of forfeitures                            --             --          9,940          (9,940)
Dutch auction repurchase of 9,636,247 shares of
        Class A Common Stock and 6,123,032 shares
        of Class B Common Stock                                     --             --             --              --
Acquisition of 65,500 shares of Class A Common Stock                --             --             --              --
Issuance of 663,716 shares of Class A Common Stock
        related to acquisitions                                     --             --         15,043              --
Amortization of unearned compensation                               --             --             --           1,660
---------------------------------------------------------------------------------------------------------------------
Balance September 30, 1999                                   $       0      $      58      $ 314,829       $  (8,280)

                                                                  Accumulated
                                                                        Other                                          Total
                                                                Comprehensive    Accumulated         Treasury  Stockholders'
(in thousands, except share data)                               Income (Loss)       Earnings            Stock         Equity
----------------------------------------------------------------------------------------------------------------------------
Balance September 30, 1997                                         $  (1,098)      $ 105,138       $ (13,241)      $ 269,870
Net income                                                                --          88,347              --          88,347
Foreign currency translation adjustments                              (1,057)             --              --          (1,057)
                                                                                                                   ----------
        Comprehensive income                                              --              --              --          87,290
Issuance of 5,370,690 shares of Class A Common
        Stock upon exercise of stock options                              --              --              --          35,730
Issuance from treasury stock of 195,904 shares of
        Class A Common Stock for purchases by employees                   --              --             184           6,069
Tax benefits of stock transactions with employees                         --              --              --          47,273
Net share settlement of 365,949 shares of Class A
        Common Stock on forward purchase agreement                        --              --              --              --
Net cash settlement paid on forward purchase agreement                    --              --              --         (12,045)
Acquisition of 655,800 shares of Class A Common Stock                     --              --         (16,187)        (16,187)
        302,003 shares of Class A Common Stock received
        in settlement of officer loans                                    --              --          (9,985)         (9,985)
Issuance from treasury stock of 225,927 shares of
        Class A Common Stock related to acquisitions                      --              --               4           6,923

Balance September 30, 1998                                            (2,155)        193,485         (39,225)        414,938
Net income                                                                --          88,271              --          88,271
Foreign currency translation adjustments                              (1,675)             --              --          (1,675)
                                                                                                                   ----------
        Comprehensive income                                              --              --              --          86,596
Issuance of 2,648,169 shares of Class A Common
        Stock upon exercise of stock options                              --              --              --          18,033
Issuance from treasury stock of 286,033 shares of
        Class A Common Stock for purchases by employees                   --              --               6           4,848
Tax benefits of stock transactions with employees                         --              --              --          15,096
Net share settlement of 155,962 shares of Class A
        Common Stock on forward purchase agreement                        --              --              --              --
Net cash settlement paid on forward purchase agreement                    --              --              --         (10,900)
Special cash dividend paid                                                --        (125,016)             --        (125,016)
Restricted stock award of 452,000 shares of Class A
        Common Stock, net of forfeitures                                  --              --              --              --
Dutch auction repurchase of 9,636,247 shares of
        Class A Common Stock and 6,123,032 shares
        of Class B Common Stock                                           --              --        (344,633)       (344,633)
Acquisition of 65,500 shares of Class A Common Stock                      --              --          (1,192)         (1,192)
Issuance of 663,716 shares of Class A Common Stock
        related to acquisitions                                           --              --              13          15,056
Amortization of unearned compensation                                     --              --              --           1,660
----------------------------------------------------------------------------------------------------------------------------
Balance September 30, 1999                                         $  (3,830)      $ 156,740       $(385,031)      $  74,486

(continued)

         (Consolidated Statements of Changes in Stockholders' Equity, continued)


                                                                                          Additional
                                                             Preferred         Common        Paid-in        Unearned
(in thousands, except share data)                                Stock          Stock        Capital    Compensation
---------------------------------------------------------------------------------------------------------------------
Balance September 30, 1999                                   $       0      $      58      $ 314,829       $  (8,280)
Net income                                                          --             --             --              --
Foreign currency translation adjustments                            --             --             --              --
Net unrealized gain on marketable investments,
        net of tax effect of $12,084                                --             --             --              --
        Comprehensive income                                        --             --             --              --
Issuance of 1,379,306 shares of Class A Common
        Stock upon exercise of stock options                        --              1          8,091              --
Issuance from treasury stock of 394,279 shares of
        Class A Common Stock for purchases by employees             --             --          5,008              --
Tax benefits of stock transactions with employees                   --             --          4,179              --
Net share settlement of 155,792 shares of Class A
        Common Stock on forward purchase agreement                  --             --             --              --
Net cash settlement paid on forward purchase agreement              --             --         (8,200)             --
Restricted stock net forfeitures of 27,500 shares of
        Class A Common Stock                                        --             --           (719)            719
Acquisition of 2,493,500 shares of Class A and
        2,006,700 shares of Class B Common Stock                    --             --             --              --
Increase in carrying value of Jupiter Media Metrix                  --             --          8,321              --
Issuance of 2,074 shares of Class A Common Stock
        issued for services rendered                                --             --             42              --
Option to purchase subsidiary shares                                --             --          1,000              --
Return of 37,013 shares of Class A Common Stock
        related to acquisitions                                     --             --           (723)             --
Issuance of subsidiary stock related to an acquisition              --             --          2,000              --
Amortization of unearned compensation                               --             --             --           1,110
                                                             ---------      ---------      ---------       ---------
Balance September 30, 2000                                   $       0      $      59      $ 333,828       $  (6,451)
=====================================================================================================================

                                                               Accumulated
                                                                     Other                                          Total
                                                             Comprehensive    Accumulated         Treasury  Stockholders'
(in thousands, except share data)                            Income (Loss)       Earnings            Stock         Equity
-------------------------------------------------------------------------------------------------------------------------
Balance September 30, 1999                                      $  (3,830)      $ 156,740      $(385,031)      $  74,486
Net income                                                             --          25,546             --          25,546
Foreign currency translation adjustments                          (11,667)             --             --         (11,667)
Net unrealized gain on marketable investments,
        net of tax effect of $12,084                               15,496              --             --          15,496
                                                                                                               ---------
        Comprehensive income                                           --              --             --          29,375
Issuance of 1,379,306 shares of Class A Common
        Stock upon exercise of stock options                           --              --             --           8,092
Issuance from treasury stock of 394,279 shares of
        Class A Common Stock for purchases by employees                --              --              8           5,016
Tax benefits of stock transactions with employees                      --              --             --           4,179
Net share settlement of 155,792 shares of Class A
        Common Stock on forward purchase agreement                     --              --             --              --
Net cash settlement paid on forward purchase agreement                 --              --             --          (8,200)
Restricted stock net forfeitures of 27,500 shares of
        Class A Common Stock                                           --              --             --              --
Acquisition of 2,493,500 shares of Class A and
        2,006,700 shares of Class B Common Stock                       --              --        (49,877)        (49,877)
Increase in carrying value of Jupiter Media Metrix                     --              --             --           8,321
Issuance of 2,074 shares of Class A Common Stock
        issued for services rendered                                   --              --             --              42
Option to purchase subsidiary shares                                   --              --             --           1,000
Return of 37,013 shares of Class A Common Stock
        related to acquisitions                                        --              --             (1)           (724)
Issuance of subsidiary stock related to an acquisition                 --              --             --           2,000
Amortization of unearned compensation                                  --              --             --           1,110
                                                                ---------       ---------      ---------       ---------
Balance September 30, 2000                                      $      (1)      $ 182,286      $(434,901)      $  74,820
=========================================================================================================================

See Notes to Consolidated Financial Statements

                                         (Consolidated Statements of Cash Flows)


Year Ended September 30, (in thousands)                                                    2000              1999              1998
------------------------------------------------------------------------------------------------------------------------------------
Operating activities:
        Net income                                                                    $  25,546         $  88,271         $  88,347
Adjustments to reconcile net income to cash provided by operating activities:
        Depreciation and amortization of intangibles                                     56,156            31,633            27,266
        Deferred compensation                                                             2,151             1,660                --
        Tax benefit associated with employee exercise of stock options                    4,179            15,096            47,273
        Acquisition-related charge                                                           --                --             4,494
        Provision for doubtful accounts                                                   4,256             5,128             4,051
        Equity in loss of minority owned companies                                          776               846               512
        Deferred revenues                                                                36,993            57,270            30,292
        Deferred tax (benefit) expense                                                  (10,474)            6,648               906
        Net (gain) loss on sale of investments                                          (29,630)               --             1,973
        Accretion of interest and amortization of debt issue costs                        9,520                --                --
        Loss on debt extinguishment, net of tax benefit                                   1,729                --                --
        Acquisition-related tax benefit applied to reduce goodwill                          966               327                --
Changes in assets and liabilities, net of effects of acquisitions:
        Increase in fees receivable                                                     (53,414)          (40,628)          (39,737)
        Increase in deferred commissions                                                (16,552)           (3,186)           (5,132)
        (Increase) decrease in prepaid expenses and other current assets                (12,074)              381           (10,645)
        Increase in other assets                                                        (11,190)           (4,880)           (5,100)
        Increase (decrease) in accounts payable and accrued liabilities                  66,627           (14,651)              568
------------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                                    75,565           143,915           145,068
------------------------------------------------------------------------------------------------------------------------------------
Investing activities:
        Payments for businesses acquired (excluding cash acquired)                     (115,162)          (57,769)          (45,418)
        Proceeds from sale of marketable securities                                      55,516                --                --
        Proceeds from sale of investments                                                36,000                --             5,000
        Payments for investments                                                        (20,427)          (13,960)          (19,814)
        Addition of property, equipment and leasehold improvements                      (55,895)          (31,747)          (24,269)
        Marketable debt securities sold (purchased), net                                     --           104,550           (58,220)
        Loans to officers                                                                    --                --            (2,475)
------------------------------------------------------------------------------------------------------------------------------------
Cash (used for) provided by investing activities                                        (99,968)            1,074          (145,196)
------------------------------------------------------------------------------------------------------------------------------------

(continued)

Year Ended September 30, (in thousands)                                                    2000              1999              1998
------------------------------------------------------------------------------------------------------------------------------------
Financing activities:
        Proceeds from the exercise of stock options                                       8,092            18,033            35,730
        Proceeds from Employee Stock Purchase Plan offering                               5,016             4,842             5,885
        Net cash settlement on forward purchase agreement                                (8,200)          (10,900)          (12,045)
        Purchase of treasury stock                                                      (49,877)         (345,819)          (13,931)
        Proceeds from issuance of debt and related option                               420,000           250,000                --
        Payments on debt                                                               (370,000)               --                --
        Payments for debt issuance costs                                                 (3,993)           (4,925)               --
        Dividends paid                                                                       --          (125,016)               --
------------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used for) financing activities                                          1,038          (213,785)           15,639
------------------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                                    (23,365)          (68,796)           15,511
Effect of exchange rates on cash and cash equivalents                                    (3,831)              (54)             (182)
Cash and cash equivalents, beginning of period                                           88,894           157,744           142,415
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                              $  61,698         $  88,894         $ 157,744
====================================================================================================================================

Supplemental disclosures of cash flow information:
Cash paid during the period for:
        Interest                                                                      $  14,964         $     976                --
        Income taxes                                                                  $  13,685         $  47,045         $   7,721
Supplemental schedule of non-cash investing and financing activities:
        Change in net unrealized gain on marketable securities                        $  16,548                --                --
        Change in carrying value of Jupiter Media Metrix due to the
                public offering of unissued shares                                    $   7,269                --                --
        Common stock received in settlement of officer loans and
                related interest                                                             --                --         $   9,985
        Equity interest received in connection with sale of GartnerLearning                  --                --         $  42,500
        Stock issued by Company and subsidiary in connection
                with acquisitions                                                     $   2,000         $  15,056         $   6,923
        Option to purchase subsidiary shares issued by Company                        $   1,000                --                --
        Treasury stock transactions settled subsequent to year end                           --                --         $   2,072
------------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

                                  ( Notes to Consolidated Financial Statements )



NOTE 1 : SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation The consolidated financial statements include the accounts of Gartner Group, Inc. (the "Company") and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. The results of operations for acquisitions of companies accounted for using the purchase method have been included in the Consolidated Statements of Operations beginning on the closing date of acquisition. The Company's investments in 20% to 50% owned companies in which it has the ability to exercise significant influence over operating and financial policies are accounted for on the equity method.

Revenue and commission expense recognition Revenue from research products is deferred and recognized as products are delivered, and as the Company's obligation to the client is completed over the contract term. Consulting revenues, primarily derived from consulting and measurement engagements, are recognized as work is performed on a contract by contract basis. Events revenue is deferred and recognized upon the completion of the related symposium, exposition or conference. In addition, the Company defers direct event related costs until completion of the related symposium, exposition or conference. Other revenues includes software licensing fees which are recognized when delivery has occurred and when collectibility is probable, and the fees are fixed or determinable, as well as Web based advertising revenues, which are recognized when an advertisement is delivered to a user of the Internet network. The Company's policy is to record at the time of signing of a research and measurement contract the fees receivable and related deferred revenues for the full amount of the contract billable on that date. All research and measurement contracts are non-cancelable and non-refundable, except for government contracts, which have a 30-day cancellation clause. Government contracts have not produced material cancellations to date. All research and measurement contracts are billable upon signing, absent special terms granted on a limited basis. The Company also records the related commission obligation upon the signing of the contract and amortizes the corresponding deferred commission expense over the contract period in which the related revenues are earned and amortized to income.

Cash and cash equivalents Marketable securities that mature within three months of purchase are considered cash equivalents. Investments with maturities of more than three months are classified as marketable securities. During the year ended September 30, 1999, the Company sold all debt securities with maturities of more than three months at the amortized cost of $43.2 million to finance a portion of the Company's recapitalization (see Note 15--Recapitalization).

Investments in equity securities The Company accounts for its investments in publicly traded equity securities under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115"). In accordance with FAS 115, unrealized gains on marketable investments are classified as available-for-sale securities and are carried net of tax as a component of Accumulated other comprehensive income in the Stockholders' equity section of the Consolidated Balance Sheets. Investments that are not publicly traded are carried at cost. A decline in the market value of an available-for-sale investment below cost deemed to be other than temporary results in a reduction in the carrying value amount to fair value. The impairment would be charged to earnings and a new cost basis for the security established. The cost of equity securities sold is based on specific identification. Publicly traded equity securities that are expected to be sold within one year of the balance sheet date are classified as Marketable equity securities on the Consolidated Balance Sheets. All other investments are included in Other assets on the Consolidated Balance Sheets.

Property, equipment and leasehold improvements Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining term of the related leases.

                       ( Notes to Consolidated Financial Statements, continued )



Impairment of long-lived assets and intangible assets The Company regularly reviews long-lived assets and intangible assets for impairment. Management's policy regarding long-lived assets and intangible assets is to evaluate the recoverability of these assets when the facts and circumstances suggest that these assets may be impaired. Should events or circumstances indicate that the carrying value may not be recoverable based on undiscounted future cash flows, an impairment loss measured by the difference between the discounted future cash flows (or another acceptable method for determining fair value) and the carrying value of the long-lived assets would be recognized by the Company. This analysis relies on a number of factors including operating results, business plans, budgets, economic projections and changes in management's strategic direction.

Software development costs The Company capitalizes certain computer software development costs and enhancements upon the establishment of technological feasibility, limited to the net realizable value of the software product, and ceases when the software product is available for general release to clients. Until these products reach technological feasibility, all costs related to development efforts are charged to expense. Once technological feasibility has been determined, additional costs incurred in development, including coding, testing, and documentation, are capitalized. Amortization of software development costs is provided on a product-by-product basis over the estimated economic life of the software, generally two years, using the straight-line method. Amortization of capitalized computer software development costs begins when the products are available for general release to customers. Additionally, the Company capitalizes certain costs that are incurred to purchase or to create and implement internal use software. The Company performs periodic reviews to ensure that unamortized capitalized software development costs remain recoverable from future revenue.

Intangible assets Intangible assets include goodwill, non-compete agreements, tradenames and other intangibles. Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and identifiable intangible net assets acquired. Amortization is recorded using the straight-line method over periods ranging from three to thirty years. Non-compete agreements are being amortized on a straight-line basis over the period of the agreement ranging from two to five years. Tradenames are being amortized on a straight-line basis over their estimated useful lives ranging from nine to twelve years.

Foreign currency translation All assets and liabilities of foreign subsidiaries are translated into U.S. dollars at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the year. The resulting translation adjustments are recorded as a component of stockholders' equity.

Income taxes Deferred tax assets and liabilities are recognized based on differences between the book and tax basis of assets and liabilities using presently enacted tax rates. The provision for income taxes is the sum of the amount of income tax paid or payable for the year as determined by applying the provisions of enacted tax laws to taxable income for that year and the net changes during the year in the Company's deferred tax assets and liabilities. Undistributed earnings of subsidiaries outside of the U.S. amounted to approximately $33.0 million as of September 30, 2000, and will either be indefinitely reinvested or remitted substantially free of U.S. tax. Accordingly, no material provision has been made for taxes that may be payable upon remittance of such earnings, nor is it practicable to determine the amount of this liability. The Company credits additional paid-in capital for realized tax benefits arising from stock transactions with employees. The tax benefit on a nonqualified stock option is equal to the tax effect of the difference between the market price of a share of the Company's common stock on the exercise and grant dates.

Fair value of financial instruments Most of the Company's financial instruments, including cash, trade receivables and payables, and accruals are short-term in nature. Accordingly, the carrying amounts of these financial instruments approximate their fair value (see Note 11 regarding forward purchase agreements). Investments in publicly traded equity securities are valued based on quoted market prices. Investments in equity securities that are not publicly traded are valued at cost, which approximates fair market value.

            The carrying amounts of long-term debt approximates fair value as the rates of interest on these credit facilities approximate current market rates of interest for similar instruments with comparable maturities. The Company believes that it is not practical to estimate a fair value different from the carrying face value of the $300.0 million of 6% convertible subordinated notes given the numerous features that are unique to these convertible notes (see Note 9--Long-Term Debt).

Concentrations of credit risk Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and fees receivable. Concentrations of credit risk with respect to fees receivable are limited due to the large number of clients comprising the Company's client base and their dispersion across many different industries and geographic regions.

Use of estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures, if any, of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Estimates are used when accounting for such items as allowance for doubtful accounts, depreciation, amortization, income taxes and certain accrued liabilities.

Reclassifications In July 2000, the Emerging Issues Task Force reached a consensus on Issue No. 00-15, "Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option" which requires that stock option income tax benefits be classified as cash from operations in the cash flows statement. Prior period Consolidated Statements of Cash Flows have been restated to conform to this presentation. Certain other reclassifications have been made in the prior years financial statements to conform with the year ended September 30, 2000 presentation.

NOTE 2 : BUSINESS ACQUISITIONS

On October 7, 1998, the Company acquired all the assets and assumed the liabilities of Griggs-Anderson, Inc., for $10.9 million in cash and 305,808 shares of Class A Common Stock of the Company, which had an approximate fair market value of $7.3 million. Griggs-Anderson, Inc. provides custom market research to vendors in the technology marketplace, research and surveys for the evaluation of Web sites for effectiveness of content, technical performance, ease of navigation, impact of

                       ( Notes to Consolidated Financial Statements, continued )



graphics, and demographic profiles of users. The acquisition was accounted for by the purchase method and the purchase price has been allocated to the assets acquired and the liabilities assumed, based upon estimated fair values at the date of acquisition. The excess purchase price over the fair value of amounts assigned to the net tangible assets acquired was $16.9 million, of which $15.5 million has been recorded as goodwill, which is being amortized over 30 years. In addition, $1.4 million of the purchase price was allocated to a non-compete agreement which is being amortized over 5 years.

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

            On January 1, 1999, the Company acquired all of the assets and assumed the liabilities of G2R, Inc. ("G2R") for $7.8 million in cash and 358,333 shares of Class A Common Stock of the Company which had an approximate fair market value of $7.8 million. G2R is a provider of research and consulting services to IT product vendors and professional services and outsourcing firms. The acquisition was accounted for by the purchase method and the purchase price has been allocated to the assets acquired and the liabilities assumed, based upon estimated fair values at the date of acquisition. The excess purchase price over the fair value of amounts assigned to the net tangible assets acquired was approximately $13.4 million, of which $12.6 million has been recorded as goodwill, which is being amortized over 30 years. In addition, $0.8 million of the purchase price was allocated to a non-compete agreement which is being amortized over 4 years.

            On July 30, 1999, the Company acquired all of the outstanding shares of The Warner Group ("Warner") for $18.0 million in cash. Warner is a leading management consulting firm specializing in information technology, communications technology and performance improvement for government agency clients. The acquisition was accounted for by the purchase method, and the purchase price has been allocated to the assets acquired and the liabilities assumed, based upon estimated fair values at the date of acquisition. The excess purchase price over the fair value of amounts assigned to the net tangible assets acquired was approximately $15.2 million, of which $14.3 million has been recorded as goodwill and is being amortized over 30 years. In addition, $0.9 million of the purchase price was allocated to non-compete agreements which are being amortized over 2 and 5 years.

            On October 29, 1999, the Company acquired a 70% ownership interest in cPulse, LLC ("cPulse") for $2.5 million in cash and a $1.0 million note payable on the first anniversary date of the acquisition. Additional consideration is payable as a percentage of 2001 and 2002 net revenues of cPulse. cPulse provides a Web-satisfaction monitoring service that enables companies to prioritize their Web investments and evaluate the effectiveness of changes through customer satisfaction intelligence. The acquisition was accounted for by the purchase method. Approximately $3.3 million of the purchase price was allocated to goodwill, which is being amortized over 5 years and $0.2 million of the purchase price was allocated to a non-compete agreement, which is being amortized over 3 years. Any additional consideration will be recorded as goodwill.

            On November 30, 1999, the Company acquired all of the outstanding shares of Computer Financial Consultants Limited ("CFC") for $16.0 million in cash. CFC provides senior executives in IT and purchasing with assistance intended to enhance the procurement of IT related products and services. The acquisition was accounted for by the purchase method and the purchase price has been allocated to the assets acquired and the liabilities assumed, based upon estimated fair values at the date of the acquisition. The excess purchase price over the fair value of amounts assigned to the net tangible assets acquired was approximately $11.6 million, of which $11.0 million has been allocated to goodwill and is being amortized over 30 years. In addition, $0.6 million of the purchase price was allocated to a non-compete agreement which is being amortized over 5 years.

            On December 10, 1999, the Company acquired all of the assets and assumed the liabilities of Rendall and Associates, Inc. ("Rendall") for $12.0 million in cash. Rendall provides strategic planning advice, feasibility and competitive analysis and research on the telecommunications market, technologies, regulation and public policies. Additionally, Rendall provides technical expertise in broadband technologies. The acquisition was accounted for by the purchase method and the purchase price has been allocated to the assets acquired and the liabilities assumed, based upon estimated fair values at the date of the acquisition. The excess purchase price over the fair value of amounts assigned to the net tangible assets acquired was approximately $11.1 million, of which $9.9 million has been allocated to goodwill and is being amortized over 20 years. In addition, $1.2 million of the purchase price was allocated to a non-compete agreement which is being amortized over 5 years.

            On March 21, 2000, the Company acquired 90% of the outstanding common stock of TechRepublic, Inc. ("TechRepublic") for approximately $78.5 million in cash. TechRepublic is an online destination developed exclusively for IT professionals by IT professionals and provides career insight, community interaction, and customized content to CIOs, IT managers, network administrators, support professionals, training providers, and other enterprise computing professionals. The TechRepublic Web site offerings include IT industry news, newsletters, analysis, columns, articles, downloads, forums, event listings and job, peer and vendor directories. The acquisition was accounted for by the purchase method and the purchase price has been allocated to the assets acquired and the liabilities assumed, based upon estimated fair values at the date of the acquisition. The excess purchase price over the fair value of amounts assigned to the net tangible assets acquired was approximately $83.0 million, of which $79.3 million has been allocated to goodwill (non-deductible for tax purposes) and is being amortized over 3 years. In addition, $3.7 million of the purchase price was allocated to non-compete agreements which are being amortized over 3 years.

                       ( Notes to Consolidated Financial Statements, continued )



            The following unaudited pro forma consolidated results of operations are presented as if the acquisition of TechRepublic had been made at the beginning of fiscal 1999 (in thousands, except per share data). The effects of the other fiscal 2000 acquisitions on the consolidated financial statements are not significant and have been excluded from the pro forma presentation.

Year Ended September 30,                            2000            1999
------------------------------------------------------------------------
Total revenues                                  $859,730        $734,775
Income before extraordinary loss                $  7,382        $ 53,211
Net income                                      $  5,653        $ 53,211
Diluted earnings per common share before
        extraordinary loss                      $   0.08        $   0.51
Diluted earnings per common share               $   0.06        $   0.51
========================================================================

            The unaudited pro forma information is not necessarily indicative of the combined results of operations that might have occurred had the purchase been effective at the beginning of fiscal 1999.

            On August 24, 2000, a majority-owned subsidiary of the Company acquired the outstanding common stock of IT-Radar.com, Inc. ("ITRadar") for approximately $6.4 million in cash and 419,287 shares of Common Stock of TechRepublic, which had an approximate fair market value of $2.0 million. Additional consideration of up to 1,530,398 shares of Common Stock of TechRepublic is payable contingent based upon the achievement of future targeted earnings. ITRadar is a business-to-business information technology marketplace that connects buyers and sellers of information technology services. ITRadar's proprietary technology streamlines the vendor-selection process and enables information technology services buyers to more rapidly identify, evaluate, and engage with information technology providers. The acquisition was accounted for by the purchase method and the purchase price has been allocated to the assets acquired and the liabilities assumed, based upon estimated fair values at the date of the acquisition. The excess purchase price over the fair value of amounts assigned to the net tangible assets acquired was approximately $10.6 million, which has been allocated to goodwill and is being amortized over 3 years. Any additional consideration paid will be recorded as goodwill.

            During 2000, the Company completed additional acquisitions for consideration of $7.2 million in cash. During 1999, the Company completed additional acquisitions for consideration of $16.1 million in cash. These acquisitions have been accounted for under the purchase method and substantially all of the purchase price has been assigned to goodwill.

            On October 2, 2000, the Company acquired all of the assets and assumed the liabilities of Solista Global LLC. ("Solista") for approximately $7.0 million in cash. An additional $2.0 million of purchase price is contingent based upon the achievement of certain financial targets in the future. Solista is a provider of strategic consulting services that merge technology and business expertise to help clients build strategies for the digital world. The acquisition was accounted for under the purchase method.

NOTE 3 : NET GAIN (LOSS) ON SALE OF INVESTMENTS

On October 7, 1999, Jupiter Communications, Inc. ("Jupiter") completed its initial public offering at $21.00 per share of common stock. Upon completion of Jupiter's initial public offering, the Company owned 4,028,503 shares of Jupiter's outstanding common stock. The change in the Company's proportionate share of Jupiter's equity resulted in the Company's write-up of the investment by approximately $15.4 million and increases in deferred tax liability and additional paid-in capital of approximately $7.1 million and $8.3 million, respectively. During the quarter ended June 30, 2000, the Company's investment decreased below 20% of Jupiter's outstanding common stock. Because the Company had concluded it no longer exercised significant influence over Jupiter, it changed its method of accounting for this investment from the equity method to the cost method. During the year ended September 30, 2000, the Company sold 1,995,950 shares for net cash proceeds of $55.5 million at an average price of $27.81 per share for a pre-tax gain of $42.9 million. In September 2000, Jupiter merged with Media Metrix, Inc., creating Jupiter Media Metrix. Jupiter shareholders received 0.946 shares of Jupiter Media Metrix for each share of Jupiter that they owned. At the date of the merger, the Company owned 2,032,553 shares of Jupiter, which were exchanged for shares of Jupiter Media Metrix. At September 30, 2000, the Company's investment of 1,922,795 shares of Jupiter Media Metrix had a fair market value of $30.6 million and is recorded at fair value and is included in Marketable equity securities in the Consolidated Balance Sheets at September 30, 2000.

            On September 1, 1998, the Company sold GartnerLearning, a division of the Company that provides technology based training and services for IT professionals to NETg Inc. ("NETg"), a subsidiary of Harcourt, Inc. (formerly Harcourt Brace & Company), for $5.0 million in cash and an 8% equity interest in NETg. In addition, the Company received a put option, which would allow the Company to sell its 8% equity interest to an affiliate of Harcourt, Inc. for $48.0 million in cash. This put option was exercisable for two years beginning on September 1, 2002, if certain conditions were met. The Company's 8% interest in NETg was independently appraised at $42.5 million on the date of sale and has been included in Other assets in the Consolidated Balance Sheets at September 30, 1999. Including transaction costs related to the sale of $3.8 million, the pre-tax loss on sale of GartnerLearning was approximately $2.0 million.

            On June 30, 2000, the Company sold its 8% investment in NETg for $36.0 million in cash to an affiliate of Harcourt, Inc. resulting in a pre-tax loss of approximately $6.6 million. The Company received the cash proceeds on July 7, 2000. In addition, the Company negotiated the settlement of a joint venture agreement associated with the sale of GartnerLearning for approximately $6.7 million.

NOTE 4 : INVESTMENTS

In addition to equity securities owned directly by the Company and through SI Venture Associates, LLC ("SI I"), a wholly owned affiliate, the Company owns 34% of SI Venture Fund II, L.P. ("SI II"). Both entities are engaged in making venture capital investments in early to mid-stage IT-based or Internet-enabled companies. Both entities are managed pursuant to a management contract with SI Services Company, LLC, an entity controlled by the current Chairman of the Board of the Company and a former officer of the Company. The accounts of SI I are included in the Company's Consolidated Financial Statements. The Company's investment in SI II is recorded on the equity method. The Company has a total investment commitment to SI I and SI II of $10.0 million and $30.0 million, respectively, of which

                       ( Notes to Consolidated Financial Statements, continued )



$7.4 million of the SI II commitment remains unfunded at September 30, 2000. This remaining commitment is expected to be funded in fiscal 2001.

            A summary of the Company's investments in marketable equity securities and cost based investments at September 30, 2000 is as follows (in thousands):

                                                               Gross          Gross
                                                          Unrealized     Unrealized
                                                Cost           Gains         Losses     Fair Value
--------------------------------------------------------------------------------------------------
Marketable equity securities
    available for sale                       $14,205        $21,265        $   (66)        $35,404
Other investments                             18,349           --             --            18,349
--------------------------------------------------------------------------------------------------
        Total                                $32,554        $21,265        $   (66)        $53,753
==================================================================================================

At September 30, 1999, the Company had $65.3 million in cost based investments.

            Also included in Other assets in the Consolidated Balance Sheets is the Company's equity method investment in SI II which amounted to $28.7 million and $9.9 million at September 30, 2000 and 1999, respectively. The Company's share of equity loss in SI II as of September 30, 2000 amounted to $0.1 million. In addition, for the year ended September 30, 2000 the Company recorded $6.4 million of its share of net unrealized holding gains in available for sale equity securities owned by SI II.

NOTE 5 : OTHER CHARGES

During 1999, the Company recorded other charges related to reorganization and recapitalization of approximately $30.1 million on a pre-tax basis. Approximately $14.2 million of the charge related to certain job eliminations associated with certain strategic reduction in force initiatives. Approximately $9.2 million of the other charge pertained to legal and advisory fees associated with the Company's recapitalization (see Note 15--Recapitalization). In relation to the Company's recapitalization, the Company's Board of Directors approved a special one-time cash incentive plan to be earned and paid in three installments and designed to enhance retention of key personnel. Approximately twenty-five percent of the retention incentive, or $6.7 million, was vested in 1999 and was paid on October 15, 1999. The second and third payments incurred and paid under the retention incentive plan in fiscal 2000 were approximately $17.5 million.

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

NOTE 6 : PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Property, equipment and leasehold improvements, less accumulated depreciation and amortization consist of the following (in thousands):

                                                                September 30,
                                                         ---------------------------
                                     Useful Life
                                         (Years)              2000              1999
------------------------------------------------------------------------------------
Computer equipment and software              2-3         $ 111,151         $  75,780
Furniture and equipment                      3-8            47,879            42,737
Leasehold improvements                      2-15            29,891            23,955
------------------------------------------------------------------------------------
                                                           188,921           142,472
Less--accumulated depreciation
    and amortization                                       (97,662)          (78,880)
------------------------------------------------------------------------------------
                                                         $  91,259         $  63,592
====================================================================================

            At September 30, 2000 and 1999, development costs for internal use software were $26.3 million and $16.4 million, respectively, net of accumulated amortization of $10.3 million and $3.1 million, respectively. Amortization of capitalized internal software development costs totaled $7.2 million, $2.3 million and $0.8 million in fiscal 2000, 1999 and 1998, respectively.

NOTE 7 : INTANGIBLE ASSETS, NET

Intangible assets, less accumulated amortization, consist of the following (in thousands):

                                                                 September 30,
                                                        ---------------------------
                                     Amortization
                                   Period (Years)            2000              1999
-----------------------------------------------------------------------------------
Goodwill                                   3-30         $ 352,482         $ 237,933
Non-compete agreements                      2-5            15,733            10,600
Tradenames                                 9-12             2,247             3,140
-----------------------------------------------------------------------------------
                                                          370,462           251,673
Less--accumulated amortization                            (55,265)          (28,573)
-----------------------------------------------------------------------------------
                                                        $ 315,197         $ 223,100
===================================================================================

NOTE 8 : ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following
(in thousands):

                                                    September 30,
                                            ------------------------
                                                2000            1999
--------------------------------------------------------------------
Taxes payable                               $ 51,100        $ 26,491
Payroll and related benefits payable          44,099          25,955
Commissions payable                           33,985          23,235
Accounts payable                              25,981           8,917
Current deferred tax payable                  13,917             515
Other accrued liabilities                     32,325          32,250
--------------------------------------------------------------------
                                            $201,407        $117,363
====================================================================

                       ( Notes to Consolidated Financial Statements, continued )



NOTE 9 : LONG-TERM DEBT

On July 16, 1999, the Company entered into an unsecured Credit Agreement with The Chase Manhattan Bank, as administrative agent for the participating financial institutions thereunder, providing for a maximum of $500.0 million of credit facilities, consisting of a $350.0 million term loan and a $150.0 million senior revolving credit facility. On February 25, 2000, the Company modified certain financial and other covenants to permit the TechRepublic acquisition and issuance of convertible debt. Loans under the revolving facility will be available for five years, subject to certain customary conditions on the date of any such loan. On July 17, 2000, the Company entered into a second amendment to the Credit Agreement. Under this amendment, the Company agreed to refinance all existing indebtedness and to repay in full and terminate the term loans drawn under the existing Credit Agreement. As part of the second amendment to the Credit Agreement, the Company entered into a senior revolving credit facility totaling a maximum aggregate principal amount of up to $200.0 million. In connection with the extinguishment of the term loan, the Company wrote off $2.9 million, net of tax benefit of $1.2 million, of deferred debt issuance costs in the fourth quarter of fiscal 2000. The charge was recorded as an extraordinary loss. At September 30, 2000, there were no amounts outstanding under the revolving credit facility. A commitment fee of 0.30% to 0.50% is paid on the unused revolving credit amount. Pursuant to certain financial covenants of the revolving credit facility, the Company had available $121.9 million of borrowings at September 30, 2000. The weighted average interest rate on borrowings was 7.6% for the year ended September 30, 2000.

            In connection with the TechRepublic acquisition entered into on March 21, 2000, the Company issued in a private placement transaction on April 17, 2000, $300.0 million of 6% convertible subordinated notes (the "convertible notes") to Silver Lake Partners, L.P. ("Silver Lake") and certain of Silver Lake's affiliates. The convertible notes mature in April 2005. The convertible notes accrue interest at 6% per annum. Interest accrues semiannually by a corresponding increase in the face amount of the convertible notes commencing September 15, 2000. Accordingly, $7.4 million has been added to the face amount of the convertible notes balance outstanding at September 30, 2000. The convertible notes are convertible into shares of the Company's Class A Common Stock, commencing April 17, 2003, at an initial price of $15.87 per share. On the first anniversary date of issuance of the convertible notes, April 17, 2001, the conversion price will be adjusted, or reset, to be equal to the lower of the initial conversion price of $15.87 per share or, if the average closing price over the thirty trading day period ending April 17, 2001 is less than $14.43, a price equal to a 10% premium to the average closing price over that same period. In the event the conversion price is subject to downward adjustment due to the first anniversary reset provision, the Company can elect to redeem the convertible notes in whole, but not in part, for 125% of the then outstanding face amount subject to certain restrictions unless a majority of the convertible noteholders elect to waive the reset. At the Company's option, the conversion rights can be settled in cash based on the market price of the Class A Common Stock at the time of conversion. The Company has also granted to Silver Lake an option to acquire 5% of the fully diluted capital stock of TechRepublic at a cost to be based upon the market capitalization of TechRepublic at time of exercise. Additionally, the option grants Silver Lake the right to acquire 5% of any Company subsidiary that is spun off or spun out at 80% of the initial public offering price. The Company has valued the option at $1.0 million, which has been recorded as a discount to the convertible notes and is included in Additional paid-in capital on the Consolidated Balance Sheets at September 30, 2000. As part of the transaction, two Silver Lake representatives have been elected to the Company's ten member Board of Directors. The Company may call the convertible notes for redemption any time after April 17, 2003. On April 18, 2000, $200.0 million of the proceeds were used to pay down term loan borrowings under the Credit Agreement. The Company incurred $7.9 million of transaction and advisory fees related to the transaction. These fees are being amortized over the life of the debt using the effective interest method.

            Letters of credit are issued by the Company in the ordinary course of business. At September 30, 2000, the Company had outstanding letters of credit with Chase Manhattan Bank for $1.5 million and with The Bank of New York for $2.0 million.

NOTE 10 : COMMITMENTS AND CONTINGENCIES

The Company leases various facilities, furniture and computer equipment under operating lease arrangements expiring between 2000 and 2026. Future minimum annual payments under non-cancelable operating lease agreements at September 30, 2000 are as follows (in thousands):

Year Ended September 30,
------------------------------------------------
2001                                    $ 27,322
2002                                      17,772
2003                                      15,928
2004                                      14,211
2005                                      13,110
Thereafter                               103,918
------------------------------------------------
Total minimum lease payments            $192,261
================================================

            Rental expense for operating leases, net of sublease income, was $30.6 million, $24.4 million, and $21.3 million for the years ended September 30, 2000, 1999 and 1998, respectively. The Company has commitments with two facilities management companies for printing, copying, mailroom and other related services. The minimum annual obligations under these service agreements are $4.7 million for 2000, $4.0 million for 2001, $4.0 million for 2002, and $1.3 million for 2003.

            In addition, the Company has a remaining commitment to repurchase 662,363 shares of Class A Common Stock and 4,128 shares of Class B Common Stock on the open market by July 2001 as part of its recapitalization (see Note 15--Recapitalization).

            The Company is involved in legal proceedings and litigation arising in the ordinary course of business. The Company believes the outcome of all current proceedings, claims and litigation will not have a material effect on the Company's financial position or results of operations when resolved in a future period.

                         (Notes to Consolidated Financial Statements, continued)



NOTE 11 : STOCKHOLDERS' EQUITY

Capital stock   Class A Common Stock and Class B Common Stock stockholders are entitled to one vote per share on all matters to be voted by stockholders, other than the election of directors. Class A Common Stock stockholders are entitled to one vote per share on the election of Class A directors, which constitute no more than 20% of the directors, and Class B Common Stock stockholders are entitled to one vote per share on the election of Class B directors, which constitute at least 80% of the directors.

Stock option plans and warrants   Under the terms of the 1991 Stock Option Plan,
the Board of Directors may grant non-qualified and incentive options, entitling employees to purchase shares of the Company's common stock at the fair market value on the date of grant. The Board can determine the date on which options vest and become exercisable. A total of 32,800,000 shares of Class A Common Stock have been reserved for issuance under this plan. At September 30, 2000 and 1999, 1,354,876 and 5,948,420 options were available for grant, respectively.

         In January 1993, the Company adopted the 1993 Director Option Plan, a stock option plan for directors, and reserved an aggregate of 1,200,000 shares of Class A Common Stock for issuance under this plan. The plan currently provides for the automatic grant of 15,000 options to purchase shares of Class A Common Stock to each non-employee director upon first becoming an outside director and the automatic grant of an option to purchase an additional 7,000 shares of Class A Common Stock annually based on continuous service as an outside director. The exercise price of each option granted under the plan is equal to the fair market value of the Class A Common Stock at the date of grant. Options granted are subject to cumulative yearly vesting over a three-year period after the date of grant. At September 30, 2000 and 1999, 464,635 and 526,000 options were available for grant, respectively.

         In October 1994, the Board of Directors and stockholders of the Company approved the adoption of a Long Term Stock Option Plan and the reservation of an aggregate of 6,560,000 shares of Class A Common Stock for issuance thereunder. The purpose of the plan is to provide to senior personnel long-term equity participation in the Company as an incentive to promote the long-term success of the Company. The exercise price of each option granted under the plan is equal to the fair market value of the Class A Common Stock at the date of grant. All options granted under the plan vest and become fully exercisable five years following the date of grant, based on continued employment, and have a term of ten years from the date of grant assuming continued employment. Vesting and exercisability accelerates upon achievement of certain financial performance targets determined by the Board of Directors. If the financial performance targets are met for the year of grant in accordance with parameters as set by the Board at its sole discretion, 25% of the shares granted become exercisable on the first anniversary date following the date of grant and, if cumulative financial performance targets are met for both the first and second years following the date of grant, a second 25% become exercisable three years following the date of grant. If cumulative financial performance targets are met for all three years following the date of grant, a third 25% become exercisable on the fourth anniversary date following the date of grant and the final 25% become exercisable on the fifth anniversary following the date of grant. Based on cumulative performance through 2000, 1,996,195 shares were exercisable on September 30, 2000. At September 30, 2000 and 1999, 600,250 and 624,000 options were available for grant, respectively.

         In October 1996, the Company adopted the 1996 Long Term Stock Option Plan. Under the terms of the plan, the Board of Directors may grant non-qualified and incentive options, entitling employees to purchase shares of the Company's common stock at the fair market value at the date of option grant. A total of 1,800,000 shares of Class A Common Stock was reserved for issuance under this plan. All options granted under the plan vest and become fully exercisable six years following the date of grant, based on continued employment, and have a term of ten years from the date of grant assuming continued employment. Vesting and exercisability accelerates upon achievement of certain financial performance targets determined by the Board of Directors. If financial performance targets are met in the year of grant in accordance with parameters as set by the Board in its sole discretion, 25% of the shares granted become exercisable on the third anniversary date following the date of grant. If cumulative financial performance targets are met for both the first and second years following the date of grant, a second 25% become exercisable three years following the date of grant. If financial performance targets are met cumulatively for all three years following the date of grant, a third 25% become exercisable on the fourth anniversary date following the date of grant and the final 25% become exercisable on the fifth anniversary following the date of grant. Based on 1997 and 1998 performance, 501,250 options were exercisable on September 30, 2000. Based on 1999 performance, an additional 194,500 will vest in 2001. At September 30, 2000 and 1999, 812,000 and 473,000 options to purchase common stock were available for grant, respectively.

         In October 1998, the Company adopted the 1998 Long Term Stock Option Plan. Under the terms of the plan, the Board of Directors may grant non-qualified and incentive options, entitling employees to purchase shares of the Company's common stock at the fair market value at the date of option or restricted stock grant. A total of 2,500,000 shares of Class A Common Stock was reserved for issuance under this plan. All options currently granted under the plan vest and become fully exercisable six years following the date of grant, based on continued employment, and have a term of ten years from the date of grant assuming continued employment. Vesting and exercisability accelerates upon achievement of certain financial performance targets determined by the Board of Directors. If financial performance targets are met in the year of grant in accordance with parameters as set by the Board in its sole discretion, 25% of the shares granted become exercisable in the third anniversary date following the date of grant. If cumulative financial performance targets are met for both the first and second years following the date of grant, a second 25% become exercisable three years following the date of grant. If financial performance targets are met cumulatively for all three years following the date of grant, a third 25% become exercisable on the fourth anniversary date following the date of grant and the final 25% become exercisable on the fifth anniversary following the date of grant. Based on cumulative 2000 performance, no vesting has accelerated; however, if cumulative financial performance targets are met for 1999, 2000 and 2001, vesting may still accelerate. At September 30, 2000, 662,001 options to purchase common stock were available for grant.

         On December 15, 1998, the Company adopted an option exchange program that allowed the exchange of certain stock options granted from July 1998 through April 1998 for options with an exercise price of $20.46. In total, options to purchase 4,737,400 shares of common stock were exchanged under this program. The original vesting schedules and expiration dates associated with these stock options were also amended to commence with the stock option exchange program date. These amounts have been included as granted and canceled options during 1999 in the summary activity table shown below.

                         (Notes to Consolidated Financial Statements, continued)



         In connection with the recapitalization (see Note 15-- Recapitalization), substantially all options with an exercise price below the fair market value of the stock on the effective date were reduced to maintain the ratio of the exercise price to the fair market value of the stock prior to the special, nonrecurring cash dividend, which was $1.1945 per share. The exercise prices of options with an exercise price equal to or greater than the fair market value of the stock on the effective date were reduced by an amount equal to the dividend per share paid by the Company. No changes were made in either the number of shares of common stock covered or in the vesting schedule of the options.

         A summary of stock option activity under the plans and agreement through September 30, 2000 follows:

                                                                Weighted
                                               Class A           Average
                                          Common Stock          Exercise
                                          Under Option             Price
------------------------------------------------------------------------
Outstanding at September 30, 1997           17,821,350           $11.462
    Granted                                  5,060,949           $33.329
    Exercised                               (5,370,690)          $ 6.716
    Canceled                                (1,380,577)          $20.539
------------------------------------------------------------------------
Outstanding at September 30, 1998           16,131,032           $19.086
    Granted                                 11,818,259           $20.946
    Exercised                               (2,648,169)          $ 6.810
    Canceled                                (7,511,554)          $21.637
------------------------------------------------------------------------
Outstanding at September 30, 1999           17,789,568           $17.475
    Granted                                 18,256,310           $11.859
    Exercised                               (1,379,306)          $ 5.886
    Canceled                                (4,099,846)          $17.240
------------------------------------------------------------------------
Outstanding at September 30, 2000           30,566,726           $14.669
========================================================================

         Options for the purchase of 6,754,574 and 4,417,986 shares of Class A Common Stock were exercisable at September 30, 2000 and 1999, respectively.

         The following table summarizes information about stock options outstanding at September 30, 2000:

                                                             Weighted              Average
                                                              Average            Remaining
       Range of            Number              Number        Exercise          Contractual
Exercise Prices       Outstanding         Exercisable           Price         Life (Years)
---------------       -----------         -----------        --------         ------------
$  1.00- 4.83             173,430             138,430          $ 3.36                 1.71
$  5.51- 9.69           2,253,650           2,253,650          $ 7.02                 3.95
$ 10.28-14.56          15,149,040             108,540          $11.41                 9.25
$ 15.67-19.90           8,916,728           3,013,620          $18.35                 7.91
$ 20.46-24.49           3,564,878             900,970          $22.29                 8.16
$ 25.18-37.29             509,000             339,364          $31.36                 6.17
                       ----------          ----------
                       30,566,726          6,754,574
                       ==========          =========

         A warrant expiring December 1, 2000 to purchase 599,400 shares of Class A Common Stock at $16.42 per share is held by IMS Health.

Employee stock purchase plan In January 1993, the Company adopted an employee stock purchase plan, and reserved an aggregate of 4,000,000 shares of Class A Common Stock for issuance under this plan. The plan permits eligible employees to purchase Class A Common Stock through payroll deductions, which may not exceed 10% of an employee's compensation (or $21,250 in any calendar year), at a price equal to 85% of the Class A Common Stock price as reported by NYSE at the beginning or end of each offering period, whichever is lower. During the year ended September 30, 2000, 394,279 shares were issued from treasury stock at an average purchase price of $12.59 per share in conjunction with this plan. At September 30, 2000, 1,429,406 shares were available under the plan.

Restricted stock awards Beginning in 1998, the Company granted restricted stock awards under the 1991 Stock Option Plan and the 1998 Long Term Stock Option Plan. The restricted stock awards vest in six equal installments with the first installment vesting two years after the grant and then annually thereafter. Recipients are not required to provide consideration to the Company other than rendering service and have the right to vote the shares and to receive dividends. The restricted stock may not be sold by the employee during the vesting period. In 1999, the Company also granted 35,000 stock options under the 1998 Long Term Stock Option Plan with an exercise price of $1.00 per share that vest on the same basis as the restricted stock awards to certain international employees. Such stock options had a fair market value of $23.25 per stock option on the date of grant. At September 30, 2000, a total of 377,500 restricted shares of Class A Common Stock are outstanding at a weighted average market value of $21.37 per share. In 2000, the Company granted a restricted stock award of 50,000 shares with a fair market value of $13.00 per share. During 2000, there were forfeitures and accelerated grants of 77,500 shares and 12,000 shares, respectively. At September 30, 2000 the aggregate market value of the restricted stock awards and stock option grants was $8.9 million. Total compensation expense recognized for the restricted stock awards and option grants was $1.1 million and $1.7 million for 2000 and 1999, respectively.

Stock repurchases Beginning in 1997, the Company entered into a series of forward purchase agreements to effect the repurchase of 1,600,000 shares of its Class A Common Stock. These agreements are settled quarterly at the Company's option on a net basis in either shares of its own Class A Common Stock or cash. To the extent that the market price of the Company's Class A Common Stock on a settlement date is higher (lower) than the forward purchase price, the net differential is received (paid) by the Company. During the year ended September 30, 1999, four settlements resulted in the Company receiving 155,962 shares of Class A Common Stock (recorded in Treasury stock at no cost) and paying approximately $10.9 million in cash (recorded as a reduction of additional paid-in capital). During the year ended September 30, 2000, four settlements resulted in the Company receiving 155,792 shares of Class A Common Stock and paying approximately $8.2 million in cash. As of September 30, 2000, a forward purchase agreement in place covered approximately $9.3 million or 672,365 shares of Class A Common Stock having forward purchase prices established at $13.81 per share. If the market priced portion of this agreement was settled based on the September 30, 2000 market price of Class A Common Stock ($11.63 per share), the Company would settle under the terms of the forward purchase agreement with a payment of either $1.5 million in cash or 126,316 shares of Class A Common Stock.

         On August 24, 1998, the Company's Board of Directors approved the repurchase of an additional 2,500,000 shares of Class A Common Stock in

                         (Notes to Consolidated Financial Statements, continued)



an effort to offset the dilutive effect of the Company's stock-based employee compensation plans. To date, the Company has repurchased 721,300 shares of Class A Common Stock at a cost of approximately $17.4 million. There are no open commitments to repurchase under this approval. No additional repurchases under this approval are anticipated due to open market repurchase limitations under the terms of the recapitalization.

Stock based compensation The Company applies the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock-based compensation plans. Accordingly, no compensation cost has been recognized for the fixed stock option plans. Pursuant to the requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the following are the pro forma net income and net income per share for the years ended September 30, 2000, 1999, and 1998 had compensation cost for the Company's stock based compensation plans been determined based on the fair value at the grant date for grants under those plans (in thousands, except per share data):

Year Ended September 30,                  2000              1999             1998
---------------------------------------------------------------------------------
Net income (loss):
    As reported                        $25,546           $88,271          $88,347
    Pro forma                          $(3,325)          $67,128          $58,480
Net income (loss) per diluted
    common share:
        As reported                    $  0.29           $  0.84          $  0.84
        Pro forma                      $ (0.04)          $  0.64          $  0.55
=================================================================================

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

         The fair value of the Company's stock plans used to compute pro forma net income and diluted earnings per share disclosures is the estimated fair value at grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were utilized for stock options granted or modified:

                                     2000           1999           1998
------------------------------------------------------------------------
Expected life (in years)          3.1-5.2        3.1-5.0        2.4-6.4
Expected volatility                   .44            .40            .40
Risk-free interest rate        5.76%-6.08%    4.93%-5.82%    4.22%-4.39%
Expected dividend yield              0.00%          0.00%          0.00%
------------------------------------------------------------------------

         The weighted average fair values of the Company's stock options granted in the years ended September 30, 2000, 1999 and 1998 are $6.63, $10.19 and $12.00, respectively.

NOTE 12 : COMPUTATION OF EARNINGS PER SHARE OF COMMON STOCK

Basic earnings per share ("EPS") is computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in earnings, including stock options and warrants. When the exercise of stock options is antidilutive they are excluded from the calculation.

         The following table sets forth the required disclosures of the reconciliation of the basic and diluted net earnings per share computations.

Year Ended September 30,                      2000           1999           1998
--------------------------------------------------------------------------------
Numerator:
    Net income                             $25,546       $ 88,271       $ 88,347
================================================================================

Denominator:
    Denominator for basic earnings
        per share--weighted
        average number of
        common shares outstanding           86,985        102,226        100,194
Effect of dilutive securities:
    Weighted average number of
        common shares under
        warrant outstanding                     --            155            298
    Weighted average number of
        option shares outstanding            2,544          2,567          5,207
--------------------------------------------------------------------------------
    Dilutive potential common shares         2,544          2,722          5,505
--------------------------------------------------------------------------------
    Denominator for diluted earnings
        per share--adjusted
        weighted average number of
        common shares outstanding           89,529        104,948        105,699
================================================================================

Basic earnings per common share            $  0.29       $   0.86       $   0.88
================================================================================

Diluted earnings per common share          $  0.29       $   0.84       $   0.84
================================================================================

         For the years ended September 30, 2000 and 1999, options to purchase
14.3 million and 4.3 million shares of Class A Common Stock of the Company with exercise prices greater than the average fair market value of $13.78 and $21.32 for the respective periods were not included in the computation of diluted net income per share because the effect would have been antidilutive. Additionally, convertible notes outstanding for the year ended September 30, 2000 representing
8.8 million common shares, if converted, are not included in the computation of diluted net income per share because the effect would have been antidilutive.

                         (Notes to Consolidated Financial Statements, continued)



NOTE 13 : INCOME TAXES

Following is a summary of the components of income before provision for income taxes and extraordinary loss (in thousands):

Year Ended September 30,                    2000           1999           1998
-------------------------------------------------------------------------------
U.S.                                     $27,016       $107,243       $113,589
Non-U.S                                   26,204         32,004         37,532
-------------------------------------------------------------------------------
Income before provision for income        53,220        139,247        151,121
    tax
Loss on debt extinguishment                2,881             --             --
-------------------------------------------------------------------------------
Income before provision for income
    taxes and extraordinary loss         $56,101       $139,247       $151,121
===============================================================================

         The provision for income tax on the above income consists of the following components (in thousands):

Year Ended September 30,                         2000           1999           1998
-----------------------------------------------------------------------------------
Current tax expense from operations:
    U.S. federal                             $ 15,571        $18,613       $  2,081
    State and local                            11,373          2,977          2,257
    Foreign                                     7,211          6,533          8,927
-----------------------------------------------------------------------------------
Total current                                  34,155         28,123         13,265
Deferred tax (benefit) expense:
    U.S. federal                               (5,903)         4,286            921
    State and local                            (2,934)         1,052            552
    Foreign                                    (1,637)         1,310           (567)
-----------------------------------------------------------------------------------
Total deferred                                (10,474)         6,648            906
-----------------------------------------------------------------------------------
Total current and deferred                     23,681         34,771         14,171
Benefit of stock transactions with
    employees                                   4,179         15,878         48,603
Benefit of purchased tax benefits
    applied to reduce goodwill                    966            327             --
-----------------------------------------------------------------------------------
        Subtotal                               28,826         50,976         62,774
Current taxes from extraordinary loss:
    U.S. federal tax expense on
        debt extinguishment                      (922)            --             --
    State and local tax
        expense on debt
        extinguishment                           (230)            --             --
-----------------------------------------------------------------------------------
                                             $ 27,674        $50,976       $ 62,774
===================================================================================

         Current and long-term deferred tax assets and liabilities are comprised of the following (in thousands):

Year Ended September 30,                     2000            1999
------------------------------------------------------------------
Depreciation and amortization            $  3,052        $  1,585
Expense accruals for book purposes         11,277           7,495
Loss and credit carryforwards              13,320           4,622
Intangible assets                           2,150           1,668
Other                                       1,420           1,210
------------------------------------------------------------------
Gross deferred tax asset                   31,219          16,580
------------------------------------------------------------------
Intangible assets                         (12,691)         (8,457)
Equity interest                           (15,651)         (2,478)
Other                                        (165)         (1,577)
------------------------------------------------------------------
Gross deferred tax liability              (28,507)        (12,512)
------------------------------------------------------------------
Valuation allowance                       (10,083)         (3,559)
------------------------------------------------------------------
Net deferred tax (liability) asset       $ (7,371)       $    509
==================================================================

         Current and long-term net deferred tax assets were $4.7 million and $16.4 million at September 30, 2000, and were $5.7 million and $0 at September 30, 1999, respectively, and are included in Prepaid expenses and other current assets and Other assets in the Consolidated Balance Sheets. Current and long-term net deferred tax liabilities were $13.9 million and $14.6 million at September 30, 2000 and were $0.9 million and $4.3 million at September 30, 1999, and are included in Accounts payable and accrued liabilities and Other liabilities in the Consolidated Balance Sheets.

         The valuation allowance relates to state and foreign tax loss carryforwards that more likely than not will expire unutilized. The net increase in the valuation allowance of approximately $6.5 million in the current year results primarily from the increase in federal and state tax carryforwards of $4.6 million and $2.1 million, respectively, and the net utilization of foreign tax loss carryforwards of approximately $0.1 million. The tax benefit from such tax loss carryforwards was $0.6 million, $2.5 million, and $1.2 million for fiscal years 2000, 1999, and 1998, respectively. Approximately $6.7 million and $2.6 million of the valuation allowance would reduce goodwill and additional paid-in capital, respectively, upon subsequent recognition of any related tax benefits.

         The differences between the U.S. federal statutory income tax rate and the Company's effective rate are:

Year Ended September 30,                            2000           1999           1998
---------------------------------------------------------------------------------------
Statutory tax rate                                  35.0%          35.0%          35.0%
State income taxes, net of
    federal benefit                                 10.9            3.1            4.3
Foreign income taxed at a different                 (4.3)           1.7            0.7
    rate
Non-deductible goodwill and direct
    acquisition costs                               13.1            1.1            3.5
Non-taxable income                                  (0.2)          (1.3)          (1.3)
Exempt foreign trading gross receipts               (1.4)          (2.3)          (1.4)
Non-deductible recapitalization costs                 --            2.2             --
Settlement of tax exams                               --           (1.8)            --
Benefit of operating loss and tax
    credit carryforwards                              --           (2.0)            --
Other items                                         (1.1)           0.9            0.7
---------------------------------------------------------------------------------------
Effective tax rate                                  52.0%          36.6%          41.5%
=======================================================================================

                         (Notes to Consolidated Financial Statements, continued)


         As of September 30, 2000, the Company had U.S. federal tax loss carry-forwards of $13.2 million, which will expire in fifteen to twenty years and state and local tax loss carryforwards of $81.1 million, of which $26.8 million will expire within one to five years, $9.4 million will expire within six to fifteen years, and $44.9 million will expire within sixteen to twenty years. In addition, the Company had foreign tax loss carryforwards of $4.3 million, of which $1.3 million will expire within one to five years, and $3.0 million which can be carried forward indefinitely.

         In 1999, the Company incurred $8.6 million of non-deductible recapi-talization costs during the year, the tax effect of which was approximately offset by a one-time income tax benefit of $2.5 million related primarily to the settlement of certain tax examinations in the second quarter. In 1998, the sale of GartnerLearning resulted in an additional tax provision of $4.2 million primarily due to the reversal of non-deductible goodwill. The effective tax rate, less the impact of the above mentioned items, was 37% and 39% for 1999 and 1998, respectively.

NOTE 14 : EMPLOYEE BENEFITS

The Company has a savings and investment plan covering substantially all domes-tic employees. The Company contributes amounts to this plan based upon the level of the employee contributions. In addition, the Company also contributes fixed and discretionary amounts based on employee participation and attainment of operating margins set by the Board of Directors. Amounts expensed in connection with the plan totaled $8.5 million, $6.6 million, and $5.4 million for the years ended September 30, 2000, 1999, and 1998, respectively.

         In addition, the Company has supplemental deferred compensation arrangements for the benefit of certain officers, managers and other key employ-ees. These arrangements are funded by life insurance contracts, which have been purchased by the Company. The plan permits the participants to diversify in marketable equity securities. The value of the assets held, managed and invested, pursuant to the agreement total $7.2 million at September 30, 2000 and are consolidated with those of the Company. The corresponding deferred compensation liability of $8.2 million at September 30, 2000 is recorded at the fair market value of the shares held in a rabbi trust and adjusted, with a corresponding charge or credit to compensation cost, to reflect the fair value of the amount owned by the employee. Total compensation expense recognized for the plan was $1.0 million for 2000.

NOTE 15 : RECAPITALIZATION

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

         On July 16, 1999, the Company's stockholders approved a series of transactions that resulted in the separation of the Company and IMS Health. This was accomplished, in part, through the recapitalization of the Company's out-standing Common Stock into two classes of Common Stock, consisting of Class A Common Stock and Class B Common Stock, and the issuance of an aggregate of 40,689,648 shares of Class B Common Stock to IMS Health in exchange for a like number of shares of Class A Common Stock held by IMS Health. The separation was effected, in part, through the July 26, 1999 tax-free distribution by IMS Health to its stockholders of the newly issued Class B Common Stock of the Company owned by IMS Health. The Class B Common Stock is identical in all respects to the Class A Common Stock, except that the Class B Common Stock is entitled to elect at least 80% of the members of the Company's Board of Directors. The Company's stockholders also approved an amendment to the Company's Certificate of Incorporation to create a classified Board of Directors of three classes having staggered three-year terms.

         The Company also declared a special, nonrecurring cash dividend of $1.1945 per share, payable to all Company stockholders of record as of July 16, 1999. The cash dividend, totaling approximately $125.0 million, was paid on July 22, 1999 and was funded out of existing cash.

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

NOTE 16 : SEGMENT INFORMATION

The Company manages its business in four reportable segments organized on the basis of differences in its related products and services: research, consulting, events, and TechRepublic. Research consists primarily of subscription-based research products. Consulting consists primarily of consulting and measurement engagements. Events consist of various symposia, expositions, and conferences. TechRepublic consists of an IT professional online destination with revenues consisting primarily of Web based advertising.

         The Company evaluates reportable segment performance and allocates resources based on gross contribution margin. Gross contribution, as presented below, is the profit or loss from operations before interest income and expense, certain selling, general and administrative costs, income taxes, other charges, and foreign exchange gains and losses. The accounting policies used by the reportable segments are the same as those used by the Company.

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

         The Company does not identify or allocate assets, including capital expenditures, by operating segment, with the exception of TechRepublic. Accord-ingly, assets are not being reported by segment, other than TechRepublic, because the information is not available by segment and is not reviewed in the evaluation of performance or making decisions in the allocation of resources. At September 30, 2000, TechRepublic had identifiable tangible assets of $7.5 million. For the year ended September 30, 2000, TechRepublic had capital expenditures totaling $1.6 million and depreciation and amortization expense of $15.3 million.

                       ( Notes to Consolidated Financial Statements, continued )


         The following tables present information about reportable segments (in thousands). The "Other" column includes certain revenues and corporate and other expenses (primarily selling, general and administrative) unallocated to reportable segments, expenses allocated to operations that do not meet the segment reporting quantitative threshold, and other charges. There are no intersegment revenues:

Year Ended September 30, 2000                  Research     Consulting      Events    TechRepublic        Other         Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                       $ 509,781    $ 208,810     $ 108,589    $    4,077      $    27,414      $  858,671
Gross contribution                               341,061       75,652        50,604       (20,328)          11,231         458,220
Corporate and other expenses                                                                              (410,010)       (410,010)
Net gain (loss) on sale of investments                                                                                      29,630
Interest income and other                                                                                                    3,161
Interest expense                                                                                                           (24,900)
Income before provision for income taxes
  and extraordinary loss                                                                                                    56,101
====================================================================================================================================


Year Ended September 30, 1999                  Research     Consulting      Events    TechRepublic        Other         Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                       $ 479,045    $ 149,840     $   75,581         --     $    29,768         $  734,234
Gross contribution                               336,919       55,857         32,532         --          12,152            437,460
Corporate and other expenses                                                                           (305,613)          (305,613)
Interest income and other                                                                                                    8,672
Interest expense                                                                                                            (1,272)
Income before provision for income taxes
  and extraordinary loss                                                                                                   139,247
====================================================================================================================================


Year Ended September 30, 1998                  Research     Consulting      Events    TechRepublic        Other         Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                       $ 433,141    $ 110,955     $   49,121         --     $    48,740(1)      $  641,957
Gross contribution                               312,855       50,787         19,546         --           9,597(1)         392,785
Corporate and other expenses                                                                           (248,736)          (248,736)
Net gain (loss) on sale of investments                                                                                      (1,973)
Interest income and other                                                                                                    9,139
Interest expense                                                                                                               (94)
Income before provision for income taxes
  and extraordinary loss                                                                                                   151,121
====================================================================================================================================

(1) Represents the sum of Other and Learning revenues and gross contributions, respectively, for the fiscal year ended September 30,1998

                       ( Notes to Consolidated Financial Statements, continued )


         The Company's consolidated revenues are generated primarily through direct sales to clients by domestic and international sales forces and a network of independent international distributors. The Company defines "Europe Revenues" as revenues attributable to clients located in England and the European region and "Other International Revenues" as revenues attributable to all areas located outside of the United States, Canada and Europe. Most products and services of the Company are provided on an integrated worldwide basis. Because of the inte-gration of products and services delivery, it is not practical to separate precisely the revenues and operating income of the Company by geographic location. Accordingly, the separation set forth in the table below is based upon internal allocations, which involve certain management estimates and judgments.

         European identifiable tangible assets consist primarily of the assets of the European subsidiaries and include the accounts receivable balances carried directly by the subsidiaries located in England, France and Germany. All other European customer receivables are maintained by, and therefore are included as identifiable assets of, the United States operations.

         Summarized information by geographic location is as follows (in thousands):

Year Ended September 30,                            2000           1999           1998
-----------------------------------------------------------------------------------------
United States and Canada:
     Revenues                                     $567,629       $471,783       $415,622
     Operating income                             $ 26,570       $ 70,991       $ 82,406
     Identifiable tangible assets                 $483,502       $437,452       $551,030
     Long-lived assets                            $422,796       $318,509       $285,125
Europe:
     Revenues                                     $230,307       $212,131       $173,762
     Operating income                             $ 18,085       $ 48,433       $ 44,455
     Identifiable tangible assets                 $171,420       $110,472       $ 93,409
     Long-lived assets                            $ 56,918       $ 41,233       $ 25,533
Other International:
     Revenues                                     $ 60,735       $ 50,320       $ 52,573
     Operating income                             $  3,555       $ 12,423       $ 17,188
     Identifiable tangible assets                 $ 32,846       $ 32,420       $ 31,888
     Long-lived assets                            $ 10,383       $ 11,518       $ 11,134
-----------------------------------------------------------------------------------------

          Excluding other charges, operating income was $39.3 million, $22.0 million and $4.4 million in the United States and Canada, Europe, and Other International, respectively, for the year ended September 30, 2000 and was $96.0 million, $52.9 million and $13.1 million, respectively, for the year ended September 30, 1999. Excluding acquisition-related and other charges, operating income in the United States and Canada was $89.7 million for the year ended September 30, 1998.

NOTE 17 : QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands except per share data)

Year Ended September 30, 2000         1st            2nd            3rd            4th
-----------------------------------------------------------------------------------------
Revenues                            $222,897       $193,393       $222,511       $219,870
Operating income(1)(2)              $ 32,142       $ 10,626       $  5,238       $    204
Net income                          $ 16,462       $  2,788       $  2,382       $  3,914
Diluted earnings per
     common share(3)                $   0.18       $   0.03       $   0.03       $   0.04
-----------------------------------------------------------------------------------------

Year Ended September 30, 1999         1st            2nd            3rd            4th
-----------------------------------------------------------------------------------------
Revenues                            $190,380       $171,328       $185,658       $186,868
Operating income(1)(4)              $ 45,970       $ 39,913       $ 37,996       $  7,968
Net income                          $ 30,088       $ 28,841       $ 26,416       $  2,926
Diluted earnings per
     common share                   $   0.29       $   0.27       $   0.25       $   0.03
-----------------------------------------------------------------------------------------

(1) Amounts for the first three quarters of 2000 and all quarters of 1999 reflect the reclassification of equity gains (losses) from minority-owned investments to Interest income and other from Costs and expenses in the Consolidated Statements of Operations.

(2) Includes Other charges of $6.1 million and $11.4 million in the quarters ended December 31, 1999 and March 31, 2000, respectively.

(3) The aggregate of the four quarters' diluted earnings per common share does not total the reported full fiscal year amount due to rounding.

(4) Includes Other charges of $4.4 million, $1.5 million, and $24.2 million in the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999, respectively.

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

         The Company maintains a system of internal controls designed to pro-vide reasonable assurance at reasonable cost that assets are safeguarded and transactions are properly executed and recorded for the preparation of financial information. The internal control system is augmented with an organizational structure providing division of responsibilities, careful selection and training of qualified financial people and a program of internal audits.

         The Audit Committee of the Board of Directors, composed solely of outside directors, meets regularly with management, internal auditors and our independent accountants to ensure that each is meeting its responsibilities and to discuss matters concerning internal controls and financial reporting. Both the independent and internal auditors have unrestricted access to the Audit Committee.

         The independent auditors for fiscal 2000, 1999 and 1998, KPMG LLP, audit and render an opinion on the financial statements in accordance with gen-erally accepted accounting standards. These standards include an assessment of the systems of internal controls and tests of transactions to the extent considered necessary by them to support their opinion.




/s/ Manuel A. Fernandez
----------------------------------------
Manuel A. Fernandez
Chairman of the Board



/s/ Michael D. Fleisher
----------------------------------------
Michael D. Fleisher
Chief Executive Officer


THE BOARD OF DIRECTORS AND STOCKHOLDERS
GARTNER GROUP, INC.:

We have audited the accompanying consolidated balance sheets of Gartner Group, Inc. and subsidiaries as of September 30, 2000 and 1999, and the related consol-idated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 2000. These consolidated financial statements are the responsibility of the Company's man-agement. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with auditing standards gener-ally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gartner Group, Inc. and subsidiaries as of September 30, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States of America.




/s/ KPMG LLP
--------------------------------
St. Petersburg, Florida
October 30, 2000

                                          (Selected Consolidated Financial Data)


Fiscal Year Ended September 30,
(in thousands except per share data)                2000             1999             1998             1997            1996
-----------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
     Research                                    $ 509,781        $ 479,045        $ 433,141        $ 349,600       $ 279,629
     Consulting                                    208,810          149,840          110,955           84,631          61,348
     Events                                        108,589           75,581           49,121           34,256          26,449
     Other                                          31,491           29,768           30,664           21,438          15,027
     Learning                                           --               --           18,076           21,314          12,219
-----------------------------------------------------------------------------------------------------------------------------
         Total revenues                            858,671          734,234          641,957          511,239         394,672
Total costs and expenses(1)                        810,461          602,387          497,908          394,424         345,232
-----------------------------------------------------------------------------------------------------------------------------
Operating income(1)                                 48,210          131,847          144,049          116,815          49,440
Minority interest                                       --               --               --               --              25
Net gain (loss) on sale of investments              29,630               --           (1,973)              --              --
Interest income and other(1)                         3,161            8,672            9,139            7,058           3,665
Interest expense                                   (24,900)          (1,272)             (94)              --              --
-----------------------------------------------------------------------------------------------------------------------------
Income before provision for income taxes
  and extraordinary loss                            56,101          139,247          151,121          123,873          53,130
Provision for income taxes                          28,826           50,976           62,774           50,743          36,692
-----------------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss                    27,275           88,271           88,347           73,130          16,438
Loss on debt extinguishment, net of tax
  of $1,152                                          1,729               --               --               --              --
-----------------------------------------------------------------------------------------------------------------------------
Net income                                       $  25,546        $  88,271        $  88,347        $  73,130       $  16,438
=============================================================================================================================
NET INCOME PER COMMON SHARE:
Basic:
     Income before extraordinary loss            $    0.31        $    0.86        $    0.88        $    0.77       $   0.18
     Extraordinary loss                          $   (0.02)              --               --               --             --
     Net income                                  $    0.29        $    0.86        $    0.88        $    0.77       $   0.18
Diluted:
     Income before extraordinary loss            $    0.30        $    0.84        $    0.84        $    0.71       $   0.17
     Extraordinary loss                          $   (0.02)              --               --               --             --
     Net income                                  $    0.29        $    0.84        $    0.84        $    0.71       $   0.17
=============================================================================================================================

(continued)

                               (Selected Consolidated Financial Data, continued)


Fiscal Year Ended September 30,
(in thousands except per share data)                   2000             1999             1998             1997             1996
----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents, marketable securities    $   97,102       $   88,894       $  218,684       $  171,054       $  126,809
Fees receivable, net                                   326,359          282,047          239,243          205,760          143,762
Other current assets                                    89,407           61,243           53,152           48,794           39,579
----------------------------------------------------------------------------------------------------------------------------------
         Total current assets                          512,868          432,184          511,079          425,608          310,150
Intangibles and other assets                           490,097          371,260          321,792          219,704          133,958
----------------------------------------------------------------------------------------------------------------------------------
         Total assets                               $1,002,965       $  803,444       $  832,871       $  645,312       $  444,108
==================================================================================================================================
Deferred revenues                                   $  385,932       $  354,517       $  288,013       $  254,071       $  198,952
Other current liabilities                              201,407          117,363          126,822          118,112           92,456
----------------------------------------------------------------------------------------------------------------------------------
         Total current liabilities                     587,339          471,880          414,835          372,183          291,408
Long-term debt                                         307,254          250,000               --               --               --
Other liabilities                                       33,552            7,078            3,098            3,259            2,465
Stockholders' equity                                    74,820           74,486          414,938          269,870          150,235
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity          $1,002,965       $  803,444       $  832,871       $  645,312       $  444,108
==================================================================================================================================

(1) Amounts for 2000 through 1997 reflect the reclassification of equity losses from minority-owned investments to Interest income and other from Costs and expenses in the Consolidated Statements of Operations.